UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                            MAGNA INTERNATIONAL INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                        CLASS A SUBORDINATE VOTING SHARES
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    559222401
                      -----------------------------------
                                 (CUSIP Number)

                                Jeffrey O. Palmer
                            Executive Vice-President
                            Magna International Inc.
                                 337 Magna Drive
                             Aurora, Ontario L4G 7K1
                                 (905) 726-2462

                                Scott M. Freeman
                                Sidley Austin LLP
                               787 Seventh Avenue
                             New York City, NY 10019
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                               September 20, 2007
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
                                       13D
----------------------                              ---------------------------
CUSIP No. 559222401                                          Page 2 of 14 Pages
----------------------                              ---------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  Donald Walker
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
-------------------------------------------------------------------------------
         NUMBER OF       7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY            558,938
          OWNED BY     --------------------------------------------------------
            EACH         8      SHARED VOTING POWER
         REPORTING
           PERSON               0
            WITH       --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                558,938
                       --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              558,938
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.4%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
                                       13D
----------------------                              ---------------------------
CUSIP No. 559222401                                          Page 3 of 14 Pages
----------------------                              ---------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  Siegfried Wolf
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Austria
-------------------------------------------------------------------------------
         NUMBER OF       7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY            360,500
          OWNED BY     --------------------------------------------------------
            EACH         8      SHARED VOTING POWER
         REPORTING
           PERSON               0
            WITH       --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                360,500
                       --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              360,500
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.3%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
                                       13D
----------------------                              ---------------------------
CUSIP No. 559222401                                          Page 4 of 14 Pages
----------------------                              ---------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  Vincent J. Galifi
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
-------------------------------------------------------------------------------
         NUMBER OF       7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY            328,707
          OWNED BY     --------------------------------------------------------
            EACH         8      SHARED VOTING POWER
         REPORTING
           PERSON               0
            WITH       --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                328,707
                       --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              328,707
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.3%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
                                       13D
----------------------                              ---------------------------
CUSIP No. 559222401                                          Page 5 of 14 Pages
----------------------                              ---------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  Jeffrey O. Palmer
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
-------------------------------------------------------------------------------
         NUMBER OF       7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY            154,063
          OWNED BY     --------------------------------------------------------
            EACH         8      SHARED VOTING POWER
         REPORTING
           PERSON               0
            WITH       --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                154,063
                       --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              154,063
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
                                       13D
----------------------                              ---------------------------
CUSIP No. 559222401                                          Page 6 of 14 Pages
----------------------                              ---------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  Peter Koob
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Federal Republic of Germany
-------------------------------------------------------------------------------
         NUMBER OF       7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY            171,720
          OWNED BY     --------------------------------------------------------
            EACH         8      SHARED VOTING POWER
         REPORTING
           PERSON               0
            WITH       --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                171,720
                       --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              171,720
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

Introduction

This Amendment No. 1 to Schedule 13D ("Statement") is being filed to report the closing of the transactions contemplated by the Transaction Agreement (the "Transaction Agreement") entered into by Magna International Inc. (the "Company"), Open Joint Stock Company Russian Machines ("RM"), Veleron Holding B.V. ("RM Sub"), the Stronach Trust, 445327 Ontario Limited ("445327", and together with RM, RM Sub, the Stronach Trust, and Mr. Frank Stronach, the "Major Investors") and the Reporting Persons.

Item 1. Security and Issuer.

      This Statement relates to the Company's Class A Subordinate Voting Shares (the "Class A Shares"). The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

Item 2. Identity and Background.

      This Statement is being filed by Siegfried Wolf ("Mr. Wolf"), Donald J. Walker ("Mr. Walker"), Vincent J. Galifi ("Mr. Galifi"), Peter Koob ("Mr. Koob") and Jeffrey O. Palmer ("Mr. Palmer", and together with Mr. Wolf, Mr. Walker, Mr. Galifi and Mr. Koob, the "Reporting Persons").

Item 3. Source and Amount of Funds or Other Consideration.

      On September 20, 2007, pursuant to the Plan of Arrangement, M Unicar Inc. ("Newco") acquired indirect ownership and control of:

      o 726,829 Class B Shares of the Company held by 447 Holdings Inc. ("447"), a direct wholly owned subsidiary of Newco (the "Class B Holdings")

      o 605,000 Class A Shares held among five wholly owned subsidiaries of 2143453 Ontario Inc. ("Newco I.5"), a company controlled by Newco (the "Newco I.5 Class A Holdings")

      o 20 million Class A Shares held by 2143455 Ontario Inc. ("Newco II"), a company indirectly controlled by Newco (the "Newco II Class A Holdings" and, together with the Newco I.5 Class A Holdings, the "Class A Holdings").

No funds or other consideration were provided by any Reporting Person contemporaneously with the execution of the Transaction Agreement. In connection with the closing of the transactions contemplated by the Transaction Agreement, Mr. Walker, Mr. Wolf, Mr. Galifi, Mr. Koob and Mr. Palmer indirectly contributed 250,000, 250,000, 35,000, 35,000 and 35,000 Class A Shares, respectively, to
Newco I.5 in exchange for shares of capital stock of Newco and Newco I.5.

Item 4. Purpose of Transaction.

      The purpose of the arrangements described in Item 6 below is to accelerate the Company's strategic efforts to capitalize on the growth opportunities within the Russian and other automotive markets, and to align the interests of the Reporting Persons, RM and the Stronach Trust with respect to the Company.

      Mr. Frank Stronach ("Mr. Stronach") (in his capacity as Chairman of the Board of the Company or otherwise), the Stronach Trust and 445327 have indicated that they may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Class A Shares. The Major Investors and Newco may from time to time acquire or dispose of beneficial ownership of additional Class A Shares (including by acquiring or disposing of beneficial ownership of additional Class B Shares of the Company) in the open market, in privately negotiated transactions or otherwise.

      The Reporting Persons may from time to time acquire or dispose of beneficial ownership of additional Class A Shares (including by acquiring or disposing of beneficial ownership of employee stock options to acquire Class A Shares) in the open market, in privately negotiated transactions or otherwise.

      Except as indicated in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, such plans and proposals may have been considered, and may from time to time hereafter be considered, by Mr. Stronach in his capacity as a director and/or officer of the Company, as trustee of the Stronach Trust, or otherwise, and by the Reporting Persons.

Item 5. Interest in Securities of Issuer.

      The information on the cover pages is incorporated herein by reference.

      Mr. Walker is the beneficial owner of 558,938 Class A Shares, comprised of 15,437 Class A Shares, 548 Class A Shares issuable upon conversion of CDN$50,000 of the Company's 6.5% Convertible Subordinated Debentures (the "Debentures") and 542,953 options to acquire Class A Shares, all of which are currently exercisable.

      Mr. Wolf is the beneficial owner of 360,500 Class A Shares, comprised of 54,199 Class A Shares, 79,248 restricted Class A Shares and 227,053 options to acquire Class A Shares, all of which are currently exercisable.

      Mr. Galifi is the beneficial owner of 328,707 Class A Shares, comprised of 5,273 Class A Shares, 2,193 Class A Shares issuable upon conversion of CDN$200,000 of the Debentures, 263,900 options to acquire Class A Shares, all of which are currently exercisable, an aggregate of 481 Class A Shares held in the name of family members sharing the same residence, and 31,971 restricted Class A Shares and 24,889 Class A Shares, both of which are held by an investment holding company which is controlled by Mr. Galifi.

      Mr. Koob is the beneficial owner of 171,720 Class A Shares, comprised of 11,020 Class A Shares and 160,700 options to acquire Class A Shares, all of which are currently exercisable.

      Mr. Palmer is the beneficial owner of 154,063 Class A Shares, comprised of 18,625 Class A Shares, 438 Class A Shares issuable upon conversion of CDN$40,000 of the Debentures and 135,000 options to acquire Class A Shares, all of which are currently exercisable.

      The ownership of Class A Shares reported above by the Reporting Persons reflects their beneficial ownership following the share transfers described below.

      In connection with the Arrangement, Mr. Walker, Mr. Wolf, Mr. Galifi, Mr. Koob and Mr. Palmer (through a series of transactions among their personal holding companies, a newly formed holding company owned indirectly by the Principals ("Principals Holdco"), Newco and Newco I.5) transferred 250,000, 250,000, 35,000, 35,000 and 35,000 Class A Shares, respectively to Newco 1.5, in exchange for 6,500 Class A-1 Common Shares, Series 1 of Principals Holdco, 6,500 Class A-1 Common Shares, Series 2 of Principals Holdco, 1,000 Class A-1 Common Shares, Series 3, of Principals Holdco, 1,000 Class A-1 Common Shares, Series 4, of Principals Holdco, and 1,000 Class A-1 Common Shares, Series 5, of Principals Holdco, respectively, representing equity interests of approximately 40.6%, 40.6%, 6.25%, 6.25%, and 6.25%, respectively, of Principals Holdco.

      Through their ownership interests in Principals Holdco, each of the Reporting Persons will, indirectly, be entitled to receive dividends paid by the Company to Newco in an amount that exceeds the dividends that each of the Reporting Persons was entitled to receive from his prior direct or indirect shareholdings in the Company. The equity securities in the capital of Newco and its subsidiaries held by Principals Holdco representing an approximate 11% voting interest, and a 16% dividend entitlement, in Newco and its subsidiaries. The foregoing transfers of Class A Shares, together with the related indirect transfer of Class B Shares by the Stronach Trust, to Newco and its subsidiaries, will result in such shares being effectively combined with the 20 million Class A Shares subscribed for by Newco II using the funding indirectly provided by Russian Machines (through its subsidiary RM Sub). Accordingly, so long as RM Sub remains an investor in Newco, the Reporting Persons will receive, indirectly, 16% of the aggregate dividends paid by the Company on the 20,605,000 Class A Shares and the 726,829 Class B Shares held indirectly by Newco. Therefore, the Reporting Persons, collectively, will indirectly receive dividends from the Company as if they held 3,413,093 shares of the Company although the Reporting Persons, collectively, contributed 605,000 Class A Shares to Newco I.5.

      On September 11, 2007 Mr. Walker exercised options to acquire 4,400 Class A Shares at an exercise price of $59.10 per share and options to acquire 25,000 Class A Shares at an exercise price of $42.35 per share. On August 30, 2007, PK Holdco Inc., a corporation owned by Mr. Koop, acquired from 1741773 Ontario Inc., a corporation owned by the Company, 13,472 restricted Class A Shares at a purchase price of $50.18, 10,764 Class A Shares at a purchase price of $48.32, and 5,630 Class A Shares at a purchase price of $47.39. Except as set forth above, none of the Reporting Persons have effected any transactions in the Class A Shares during the past sixty days. Each Reporting Person disclaims beneficial ownership of all the Class A Shares owned by each other Reporting Person.

      The Reporting Persons may be deemed to be part of a group together with RM, RM Sub, the Stronach Trust, and 445327 and therefore deemed to beneficially own the Class A Shares beneficially owned by the Major Investors, but no Reporting Person affirms the existence of any such group and each Reporting Person disclaims beneficial ownership of any such shares.

      Based on information provided in the Company's latest publicly available reports and information provided by the Major Investors, the beneficial ownership of Class A Shares by the Major Investors other than through Newco is as set forth below:

      Mr. Stronach holds directly 53,338 Class A Shares. Mr. Stronach is a partner of Stronach & Co. ("S&Co."), an entity that provides consulting services to certain subsidiaries of the Company. S&Co. holds 248,026 Class A Shares issued upon exercise of options previously held by S&Co., which options are no longer outstanding.

      See Item 3 for a description of the shares owned by Newco. The Reporting Persons disclaim beneficial ownership of the Class A Shares owned by Newco.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

In connection with the closing of the transactions contemplated by the Transaction Agreement, the Reporting Persons and/or Principals Holdco, have entered into the following agreements.

      Newco II Shareholders Agreement

      The Newco II Shareholders Agreement was entered into among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II and provides for, among other things, the business and management of Newco I.5 and Newco II, the composition of their respective boards of directors and the voting of the Class A Holdings held, directly and indirectly, by Newco I.5 and Newco II.

      The boards of directors of Newco I.5 and Newco II are the same as the board of directors for Newco.

      The Newco II Shareholders Agreement prohibits the transfer of any shares of Newco I.5 or Newco II, except in limited circumstances.

      The Newco II Shareholders Agreement provides that Newco I.5 and Newco II will vote the Class A Shares held, directly and indirectly, by them in the same manner as provided for under the Investors Agreement entered into by 446 and RM Sub on September 20, 2007 (i.e. to ensure that the Company's board of directors consists of: (a) six nominees of 446, one of whom will be appointed chairman of the Company's board of directors, provided that at least four such nominees are "independent", (b) six nominees of RM Sub, provided that at least four such nominees are "independent", and (c) subject to certain exceptions, Mr. Walker and Mr. Wolf).

      Principals Agreement

      The Principals Agreement was entered into on September 20, 2007 among each of the Reporting Persons, their individual and common holding companies, Principals Holdco, Newco I.5 and Newco and provides for, among other things, restrictions on transfer, acquisition of additional Class A Subordinate Voting Shares of the Company, the exit of a Reporting Person from his indirect relationship with Newco, 446 and RM Sub under certain circumstances and a reduction in dividend entitlement in certain circumstances.

      In the event that a Reporting Person is no longer employed by the Company or an affiliate of the Company (including as a result of death or permanent disability), the Reporting Person or his estate or legal representative will have the right to cause the disposition of that portion of the Newco I.5 Class A Shares contributed by the Reporting Person indirectly to Newco. The Principals Agreement provides certain mechanisms for facilitating the exit of a Reporting Person. Under certain circumstances, the parties to the Principals Agreement will complete the transactions contemplated by the Principals Exchange Agreement.

      If, prior to September 20, 2013, a Reporting Person resigns from his employment with the Company or an affiliate of the Company, but has not exited as described above, the portion of the dividends to which he would have otherwise been entitled in each of the six years following September 20, 2007 which exceeds the dividends received directly or indirectly by Newco and Newco
I.5 from that portion of the Newco I.5 Class A Shares contributed by the Reporting Person indirectly to Newco will be reduced in accordance with a formula set out in the Principals Agreement.

      The Principals Agreement restricts each Reporting Person from transferring directly or indirectly his shares in Newco. Each Reporting Person is also prohibited from acquiring additional Class A Shares except in certain circumstances, including pursuant to a Magna employee, officer or director equity compensation arrangement.

      Principals Exchange Agreement

      The Principals Exchange Agreement was entered into on September 20, 2007 to facilitate an efficient exit by the Reporting Persons from their investment in Newco and Newco I.5 under certain circumstances. In the event RM Sub sells all its interests in Newco and Newco II or there is a demand by the lender to Newco II to repay certain loans, Newco, the Reporting Persons and their individual and common holding companies will have the right to cause the sale to the Company of (i) all of Newco I.5 Class A Shares held indirectly by Newco in exchange for

(ii) that number of Class A Shares of the Company issued from treasury equal to the number of Newco I.5 Class A Shares acquired by the Company in clause (i).

      Principals Option Agreements

      Principals Holdco has entered into five Class A Share Option Agreements with respect to the Class A Shares indirectly contributed to Newco by the Reporting Persons. The agreements are between Principals Holdco, Newco, Newco
I.5 and in each case a subsidiary of Newco I.5 which holds the Class A Shares contributed by one of the Reporting Persons. These agreements provide Principals Holdco the right under certain circumstances to acquire the Class A Shares transferred to Newco in connection with the closing of the transactions under the Transaction Agreement, in exchange for the shares of Newco I.5 received at such closing.

      Each of these Agreements has been filed as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

      The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

         Exhibit A           Joint Filing Agreement

         Exhibit B           Principals Agreement, dated September 20, 2007

         Exhibit C           Principals Exchange Agreement, dated September 20,
                             2007

         Exhibit D           Newco II Unanimous Shareholders Agreement, dated
                             September 20, 2007

         Exhibit E           Share Option Agreement between SW Holdco Inc. as
                             Wolf Holdco., MPMAG Holdings Inc. as Princpals
                             Holdco, 2143453 Ontario Inc. as Newco 1.5 and
                             Unicar Inc. as Newco, dated September 20, 2007

         Exhibit F           Share Option Agreement between DW Holdco Inc. as
                             Walker Holdco, MPMAG Holdings Inc. as Principals
                             Holdco, 2143453 Ontario Inc. as Newco 1.5 and
                             Unicar as Newco Wolf Holding, dated September 20,
                             2007

         Exhibit G           Share Option Agreement between JOP Holdco Inc. as
                             Palmer Holdco, MPMAG Holdings Inc. as Principals
                             Holdco, 2143453 Ontario Inc. as Newco 1.5 and M
                             Unicar Inc. as Newco, dated September 20, 2007

         Exhibit H           Share Option Agreement between PK Holdco Inc. as
                             Koob Holdco, MPMAG Holdings Inc, as Principal,
                             Holdco, 2143453 Ontario Inc. as Newco 1.5 and M
                             Unicar Inc. as Newco, dated September 20, 2007

         Exhibit I Share Option Agreement between VG Holdco Inc. as Galifi Holdco, MPMAG Holdings Inc. as Principals Holdco, 2143453 Ontario Inc. as Newco 1.5 and M Unicar Inc. as Newco, dated September 20, 2007

                                    Signature

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2007



                                             SIEGFRIED WOLF


                                             /s/   SIEGFRIED WOLF
                                             -------------------------



                                             DONALD J. WALKER


                                             /s/  DONALD J. WALKER
                                             -------------------------



                                             VINCENT J. GALIFI


                                             /s/  VINCENT J. GALIFI
                                             -------------------------



                                             PETER KOOB


                                             /s/  PETER KOOB
                                             -------------------------



                                             JEFFREY O. PALMER


                                             /s/   JEFFREY O. PALMER
                                             -------------------------



      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

      The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A




                             JOINT FILING AGREEMENT

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D reporting each of the undersigned's beneficial ownership of the Class A Subordinate Voting Shares of Magna International Inc. and hereby affirm that such Statement on Schedule 13D is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


      Dated: September 26, 2007



                                             SIEGFRIED WOLF


                                             /s/   SIEGFRIED WOLF
                                             -------------------------



                                             DONALD J. WALKER


                                             /s/  DONALD J. WALKER
                                             -------------------------



                                             VINCENT J. GALIFI


                                             /s/  VINCENT J. GALIFI
                                             -------------------------



                                             PETER KOOB


                                             /s/  PETER KOOB
                                             -------------------------



                                             JEFFREY O. PALMER


                                             /s/   JEFFREY O. PALMER
                                             -------------------------

Exhibit B


                                                                EXECUTION COPY

       DONALD J. WALKER, SIEGFRIED WOLF, VINCENT J. GALIFI, PETER KOOB
                            and JEFFREY O. PALMER

                                as Principals

                                     and

                              GKP HOLDINGS INC.

                                as GKP Holdco

                                     and

                             MPMAG HOLDINGS INC.

                             as Principals Holdco

                                     and

                             2143453 ONTARIO INC.

                                 as Newco I.5

                                     and

                                M. UNICAR INC.

                                   as Newco

------------------------------------------------------------------------------


                             PRINCIPALS AGREEMENT

                              September 20, 2007


------------------------------------------------------------------------------



                             STIKEMAN ELLIOTT LLP

                              TABLE OF CONTENTS

                                   ARTICLE 1
                                INTERPRETATION

     Section 1.1  Defined Terms..............................................2
     Section 1.2  Gender and Number.........................................12
     Section 1.3  Headings and Divisions....................................13
     Section 1.4  Currency..................................................13
     Section 1.5  Certain Phrases, etc......................................13
     Section 1.6  Statutory References......................................13


                                   ARTICLE 2
                     IMPLEMENTATION OF AGREEMENT AND TERM

     Section 2.1  Term of Agreement.........................................13
     Section 2.2  Agreement to be Bound.....................................13
     Section 2.3  Deemed Consent under Articles.............................14

                                 ARTICLE 3
     RESTRICTIONS ON TRANSFER, ACQUISITION OF ADDITIONAL MAGNA SHARES AND
                              CERTAIN ACTIVITIES

     Section 3.1  Restrictions on Transfer by Principals....................14
     Section 3.2  Permitted Transfers by Principals.........................14
     Section 3.3  Encumbering of Shares.....................................15
     Section 3.4  Indirect Transfers........................................15
     Section 3.5  Restrictions on Acquiring Additional Magna Shares.........15
     Section 3.6  Restrictions on Business..................................16

                                    ARTICLE 4
                     PURCHASE AND SALE TRANSACTIONS

     Section 4.1  Exit at Option of Principal...............................16
     Section 4.2  Exit at Option of Newco...................................17
     Section 4.3  Exit Procedures...........................................17

                                    ARTICLE 5
                CONVERSION OF NEWCO AND NEWCO I.5 SHARES

     Section 5.1  Effect of Resignation from Employment.....................19

                                    ARTICLE 6
               COVENANTS, REPRESENTATIONS AND WARRANTIES

     Section 6.1  Tuck Transactions.........................................20
     Section 6.2  Treatment of Restricted Shares............................20
     Section 6.3  Non-Compete...............................................21

     Section 6.4  Representations and Warranties of the Principals..........21
     Section 6.5  Representations and Warranties of GKP Holdco..............22
     Section 6.6  Representations and Warranties of Principals Holdco.......23
     Section 6.7  Representations and Warranties of Newco I.5...............24
     Section 6.8  Survival..................................................25

                                   ARTICLE 7
                                  ARBITRATION

     Section 7.1  Settling Disputes.........................................25
     Section 7.2  Right to Oral Discovery...................................25
     Section 7.3  Injunctive Relief.........................................25

                                   ARTICLE 8
                                 MISCELLANEOUS

     Section 8.1  Notices...................................................25
     Section 8.2  Time of the Essence.......................................28
     Section 8.3  Announcements.............................................28
     Section 8.4  Third Party Beneficiaries.................................28
     Section 8.5  No Agency or Partnership..................................28
     Section 8.6  Expenses..................................................28
     Section 8.7  Amendments................................................28
     Section 8.8  Waiver....................................................29
     Section 8.9  Entire Agreement..........................................29
     Section 8.10 Successors and Assigns....................................29
     Section 8.11 Severability..............................................29
     Section 8.12 Governing Law.............................................29
     Section 8.13 Counterparts..............................................30

                             PRINCIPALS AGREEMENT

      Principals Agreement dated September 20, 2007 among Donald J. Walker ("Walker"), Siegfried Wolf ("Wolf"), Vincent J. Galifi ("Galifi"), Peter Koob ("Koob"), Jeffrey O. Palmer ("Palmer"), GKP Holdings Inc. ("GKP Holdco"), MPMAG Holdings Inc. ("Principals Holdco"), 2143453 Ontario Inc. ("Newco I.5") and M Unicar Inc. ("Newco").

RECITALS:

      (a) DWMAG Inc., being a Permitted Transferee of Walker, is the registered and beneficial owner of 6,500 Class A-1 Common Shares, Series 1 in the capital of Principals Holdco;

      (b) SW CDN Holdings Inc., being a Permitted Transferee of Wolf, is the registered and beneficial owner of 6,500 Class A-1 Common Shares, Series 2 in the capital of Principals Holdco;

      (c) VGMAG Inc., being a Permitted Transferee of Galifi, is the registered and beneficial owner of 1,000 Class A-1 Common Shares, Series 3 in the capital of GKP Holdco;

      (d) Makrist Beteiligungen GmbH, being a Permitted Transferee of Koob, is the registered and beneficial owner of 1,000 Class A-1 Common Shares, Series 4 in the capital of GKP Holdco;

      (e) JPMAG Inc., being a Permitted Transferee of Palmer, is the registered and beneficial owner of 1,000 Class A-1 Common Shares, Series 5 in the capital of GKP Holdco;

      (f)   GKP Holdco is the registered and beneficial owner of 1,000
            Class A-1 Common Shares, Series 3, 1,000 Class A-1 Common Shares, Series 4 and 1,000 Class A-1 Common Shares, Series 5 in the capital of Principals Holdco;

      (g) Principals Holdco is the registered and beneficial owner of 6,175 Class A-1 Common Shares, Series 1, 6,175 Class A-1 Common Shares, Series 2, 950 Class A-1 Common Shares, Series 3, 950 Class A-1 Common Shares, Series 4, 950 Class A-1 Common Shares, Series 5, 6,175 Class A Preferred Shares, Series 1, 6,175 Class A Preferred Shares, Series 2, 950 Class A Preferred Shares, Series 3, 950 Class A Preferred Shares, Series 4 and 950 Class A Preferred Shares, Series 5 in the capital of Newco I.5 and 400 Class A Shares in the capital of Newco;

      (h) Newco is the registered and beneficial owner of 84,800 Voting Preferred Shares and 84,800 Class B Common Shares in the capital of Newco I.5 and 100 Common Shares in the capital of 447;

      (i) Newco I.5 is the registered and beneficial owner of all of the issued and outstanding shares in the capital of each of the Corresponding Holdcos and

            1,000,000 Non-Voting Preferred shares and 100 Class B Common Shares in the capital of Newco II; and

      (j) the Parties have entered into this Agreement to establish, among other things, rights and obligations arising out of, or in connection with, the ownership of shares of Newco, Newco I.5 and the Corresponding Holdcos.

      In consideration of the above recitals, and the agreements of the Parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

                                  ARTICLE 1
                                INTERPRETATION

Section 1.1 Defined Terms.

      As used in this Agreement, the following terms have the following meanings:

      "446" has the meaning ascribed to such term in the Investors Agreement.

      "446 Call Option" means the call option granted to 446 pursuant to the call option agreement dated the date hereof among 446, 447 and Newco.

      "447" means 447 Holdings Inc., a corporation existing under the Act, and its successors.

      "447 Magna Shares" means the number of Magna Class B Shares held by Newco and/or its Subsidiaries.

      "Act" means the Business Corporations Act (Ontario).

      "affiliate" has the meaning ascribed to such term from time to time in the Securities Act (Ontario).

      "Agreement" means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

      "Applicable Laws" means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto and which have the force of law.

      "Authorization" means, with respect to a Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

      "Business Day" means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia.

      "Closing Date" has the meaning specified in Section 4.3(4).

      "Contract" means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

      "Corresponding Holdco", when such term is used in relation to:
      (i) Walker, means Walker Holdco, (ii) Wolf, means Wolf Holdco,
      (iii) Galifi, means Galifi Holdco, (iv) Koob, means Koob Holdco, and
      (v) Palmer, means Palmer Holdco.

      "Dispute" has the meaning specified in Section 7.1.

      "Exchange Agreement" means the exchange agreement dated the date hereof among Magna, RM, RM Sub, 445327 Ontario Limited, 446, Newco I.5 and Newco II.

      "Exit Agreement" means the exit agreement dated the date hereof among 445327 Ontario Limited, 446, RM, RM Sub, Newco, Newco I.5 and Newco II.

      "Exit Taxes" means: (A) the Taxes, as calculated by Newco's auditors and specified by Newco in a written notice to the Exiting Principal, payable by Newco, Newco I.5, and/or Newco II on the assumption that
      (i) all of the assets of such corporations (other than shares in any of the other such corporations, shares of a Corresponding Holdco and shares of 447) were disposed of on the Closing Date for the Market Value on such date of any such assets which are Magna Class A Shares and for the fair market value as at the Closing Date (as determined by Newco's auditors) of any other assets, (ii) each of those corporations will pay taxable dividends in their respective taxation years in which the Closing Date occurs in the minimum amount required for such corporation to be entitled to receive a refund (the "Dividend Refund") of all of its refundable dividend tax on hand, if any, resulting from the dispositions described in (i) above; (iii) each of Newco, Newco I.5 and Newco II claimed no losses, deductions or credits in calculating its income, taxable income or tax other than the Dividend Refund, if any, and any losses, deductions and credits arising as a result of the transactions, arrangements, events, activities and undertakings of the corporation pursuant to and in accordance with the Transaction Agreements; minus (B) the Expected Taxes;

      "Exiting Principal", as the context requires, means a Principal who has delivered an Exit Notice pursuant to Section 4.1, or a Principal in respect of whom Newco has delivered an Exit Notice pursuant to
      Section 4.2.

      "Exiting Principal's Referable Newco Shares", when such term is used in relation to: (i) Walker, means all of the issued and outstanding Newco Class A Shares, Series 1 and all of the issued and outstanding Newco Class D Shares, Series 1, (ii) Wolf, means all of the issued and outstanding Newco Class A Shares, Series 2 and all of the issued and outstanding Newco Class D Shares, Series 2, (iii) Galifi, means all of the issued and outstanding Newco Class A Shares, Series 3 and all of the issued and outstanding Newco Class D Shares, Series 3, (iv) Koob, means all of the issued and outstanding Newco Class A Shares, Series 4 and all of the issued and outstanding Newco Class D Shares, Series 4, and (v) Palmer, means all of the issued and outstanding Newco Class A Shares, Series 5 and all of the issued and outstanding Newco Class D Shares, Series 5.

      "Exiting Principal's Referable Newco I.5 Preferred and Class B Common Shares", when such term is used in relation to: (i) Walker, means 325 Voting Preferred Shares and 325 Class B Common Shares in the capital of Newco I.5, (ii) Wolf, means 325 Voting Preferred Shares and 325 Class B Common Shares in the capital of Newco I.5, (iii) Galifi, means 50 Voting Preferred Shares and 50 Class B Common Shares in the capital of Newco I.5, (iv) Koob, means 50 Voting Preferred Shares and 50 Class B Common Shares in the capital of Newco I.5, and (v) Palmer, means 50 Voting Preferred Shares and 50 Class B Common Shares in the capital of Newco I.5.

      "Exiting Principal's Referable Newco I.5 Common and Class A Preferred Shares", when such term is used in relation to: (i) Walker, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares,
      Series 1, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 1 and all of the issued and outstanding Newco I.5
      Class A Preferred Shares, Series 1, (ii) Wolf, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 2, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 2 and all of the issued and outstanding Newco I.5 Class A Preferred Shares, Series 2, (iii) Galifi, means all of the issued and outstanding Newco
      I.5 Class A-1 Common Shares, Series 3, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 3 and all of the issued and outstanding Newco I.5 Class A Preferred Shares, Series 3,
      (iv) Koob, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 4, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 4 and all of the issued and outstanding Newco I.5 Class A Preferred Shares, Series 4, and (v) Palmer, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares,
      Series 5, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 5 and all of the issued and outstanding Newco I.5
      Class A Preferred Shares, Series 5.

      "Expected Taxes" means the Taxes, as calculated by Newco's auditors and specified by Newco in a written notice to the Exiting Principal, payable by such Exiting Principal's Corresponding Holdco as a consequence of the disposition by such Corresponding Holdco to such Exiting Principal of the Exiting Principal's Referable Interest pursuant to Section 4.3(4)(b) hereof on the assumption that (i) the Corresponding Holdco will pay a taxable dividend in its taxation year in which the Closing Date occurs in the minimum amount required for the Corresponding Holdco to be entitled to receive a refund (the "Dividend Refund") of all of its refundable dividend tax on hand, if any, generated as a consequence of the Corresponding Holdco's capital gain, if any, as a result of disposing of the Exiting Principal's Referable Interest pursuant to Section 4.3(4)(b), and (ii) the Corresponding Holdco will claim no losses, deductions or credits in computing its income, taxable income or tax other than the Dividend Refund, if any, and losses, deductions or credits which have arisen on or before the Closing Date or which Newco's auditors reasonably expect will arise as a result of the aforesaid disposition of the Exiting

      Principal's Referable Interest or otherwise during the taxation year of the Corresponding Holdco in which the aforesaid disposition of the Exiting Principal's Referable Interest occurs.

      "Fifth Anniversary" means September 20, 2012.

      "First Anniversary" means September 20, 2008.

      "Fourth Anniversary" means September 20, 2011.

      "Galifi Holdco" means VG Holdco Inc., a corporation existing under the Act, and its successors.

      "GKP Holdco" means GKP Holdings Inc., a corporation existing under the Act, and its successors.

      "GKP Holdco Shares" means the issued and outstanding shares in the capital of GKP Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving GKP Holdco, (iii) any securities of GKP Holdco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any shares in the capital of GKP Holdco.

      "Governmental Entity" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorite des marches financiers du Quebec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or
      (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

      "Investor" means each of 446, RM Sub and any Permitted Transferee under the Investors Agreement.

      "Investors Agreement" means the Investors Agreement dated the date hereof between 446 and RM Sub.

      "Koob Holdco" means PK Holdco Inc., a corporation existing under the Act, and its successors.

      "Lien" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer); other than the 446 Call Option and the Principals Holdco Call Option, including the related security for the performance of such call options.

      "Magna" means Magna International Inc., a corporation existing under the Act, and its successors.

      "Magna Class A Shares" means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class A subordinate voting shares in the capital of Magna or any of the other above securities.

      "Magna Class B Shares" means the class B shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class B shares in the capital of Magna.

      "Magna Shares" means, collectively, the Magna Class A Shares and the Magna Class B Shares.

      "Market Value" on any particular date means the volume weighted average trading price per Magna Class A Share on the NYSE for the ten NYSE trading days ending on the NYSE trading day immediately prior to such date; provided, however, that if the Magna Class A Shares are no longer traded on the NYSE on such date, Market Value means the volume weighted average trading price per Magna Class A Share on the TSX for the ten TSX trading days ending on the TSX trading day immediately prior to such date, converted from Canadian dollars into U.S. dollars as at such date.

      "Material Adverse Effect" means any matter, event or occurrence that prevents or would reasonably be expected to prevent or significantly delay the ability of a Party to perform its obligations under this Agreement.

      "Net Upside Value" of an Exiting Principal:

      i) at any time when RM Sub is no longer a shareholder of Newco and when RM Sub and 446 have settled and paid all amounts required to be paid pursuant to the Exit Agreement, means the product obtained when the Exiting Principal's Proportionate Interest is multiplied by 16% multiplied by the amount, if any, by which the Market Value of all Magna Class A Shares or Substituted Property then held by Newco I.5 and Newco II (other than any Magna Class A Shares or Substituted Property held by any Corresponding Holdco) exceeds the Exit Taxes; and

      ii) at any time when RM Sub is no longer a shareholder of Newco and when RM Sub and 446 have not yet settled and paid all amounts required to be paid pursuant to the Exit Agreement, means an amount which will be determined immediately following the date when RM Sub and 446 have settled and paid all amounts required to be paid pursuant to the Exit Agreement (such date, the "Settlement Date"), which amount shall be the product obtained when the Exiting Principal's Proportionate Interest is multiplied by 16% multiplied by the amount, if any, by which the Market Value of all Magna Class A Shares or Substituted Property held by Newco I.5 and Newco II on the Settlement Date (other than any Magna Class A Shares or Substituted Property held by any Corresponding Holdco) exceeds the Exit Taxes.

      "Newco" means M Unicar Inc., a corporation existing under the Act, and its successors.

      "Newco Class A Shares" means the Class A Shares in the capital of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares in the capital of Newco or any of the other above securities.

      "Newco Class D Shares" means the Class D Shares in the capital of
      Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security,
      other   instrument  or  right  that  is  exercisable,   exchangeable  or
      convertible into, or evidences the right to acquire, any Class D Shares in the capital of Newco or any of the other above securities.

      "Newco I.5" means 2143453 Ontario Inc., a corporation existing under the Act, and its successors.

      "Newco I.5 Class A-1 Shares" means the Class A-1 Common Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Common Shares in the capital of Newco I.5 or any of the other above securities.

      "Newco I.5 Class A-2 Shares" means the Class A-2 Common Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-2 Common Shares in the capital of Newco I.5 or any of the other above securities.

      "Newco I.5 Magna Class A Shares" means, at any time, the total number of Magna Class A Shares then held by Newco I.5 and/ or its Subsidiaries.

      "Newco I.5 Shares" means, collectively, the Newco I.5 Class A-1 Shares, the Class B Common Shares and the Voting Preferred Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Shares,

      Class B Common Shares or Voting Preferred Shares in the capital of Newco
      I.5 or any of the other above securities.

      "Newco II" means 2143455 Ontario Inc., a corporation existing under the Act, and its successors.

      "Newco II Unanimous Shareholders Agreement" means the Newco II Unanimous Shareholders Agreement dated the date hereof among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II.

      "NYSE" means the New York Stock Exchange, and its successors.

      "Option Pledge Agreements" means each of the five pledge agreements dated the date hereof between Principals Holdco and each of the respective Corresponding Holdcos.

      "Palmer Holdco" means JOP Holdco Inc., a corporation existing under the Act, and its successors.

      "Parties" means the Principals, GKP Holdco, Principal Holdco, Newco I.5 and Newco.

      "Permitted Transferee" means:

      (a) in the case of a Principal, any member of his immediate family or any of his lineal descendents;

      (b) one or more trusts for the benefit of one or more individuals described in paragraph (a);

      (c) an entity, directly or indirectly, wholly owned by any of the foregoing.

      "Person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

      "PPSA" means the Personal Property Security Act (Ontario).

      "Principals" means each of Walker, Wolf, Galifi, Koob and Palmer.

      "Principals Exchange Agreement" means the principals exchange agreement dated the date hereof among Magna, Newco, Newco I.5, Principals Holdco, GKP Holdco, VGMAG Inc., Makrist Beteiligungen GmbH, JPMAG Inc., WSA Beteiligungs GmbH, DWMAG Inc., SW CDN Holdings Inc., each of the Corresponding Holdcos and each of the Principals.

      "Principals Holdco" means MPMAG Inc., a corporation existing under the Act, and its successors.

      "Principals Holdco Call Option" means the right of Principals Holdco to purchase from each of the Corresponding Holdcos in certain circumstances all, but not less than all, the Magna Class A Shares owned by each Corresponding Holdco on the terms and conditions set out in the Principals Holdco Call Option Agreements.

      "Principals Holdco Call Option Agreements" means each of the five call option agreements dated the date hereof among Principals Holdco, Newco
      I.5 and each of the Corresponding Holdcos providing for the Principals Holdco Call Option.

      "Principals Holdco Shares" means the Class A-1 Common Shares in the capital of Principals Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Principals Holdco, (iii) any securities of Principals Holdco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Common Shares in the capital of Principals Holdco or any of the other above securities.

      "Proportionate Interest" of a Principal means the percentage that the amount set out opposite that Principal's name below is of the total of all of the following amounts for those Principals in respect of whom the purchase and sale transactions provided for in Article 4 have not been completed:

      Walker           6.5
      Wolf             6.5
      Galifi           1.0
      Koob             1.0
      Palmer           1.0

      "Purchase Price Adjustment" means (A) the Expected Taxes plus (B) the Exiting Principal's Proportionate Interest multiplied by (i) 16% of the liabilities of the Corresponding Holdcos (as recorded on their financial statements) less (ii) 16% of the aggregate amount of cash and similar assets and the fair market value of all marketable securities (other than any Magna Shares) of the Corresponding Holdcos.

      "Referable Interest", when such term is used in relation to:
      (i) Walker, means 250,000 Magna Class A Shares, (ii) Wolf, means 250,000 Magna Class A Shares, (iii) Galifi, means 35,000 Magna Class A Shares, (iv) Koob, means 35,000 Magna Class A Shares, and (v) Palmer, means 35,000 Magna Class A Shares.

      "Referable Series" in respect of a Principal means:

      (a)   Series 1 for Walker,

      (b)   Series 2 for Wolf,

      (c)   Series 3 for Galifi,

      (d)   Series 4 for Koob, and

      (e)   Series 5 for Palmer.

      "Resigning Principal's Exit Percentage" means the fraction set out below based on the time that the applicable Resigning Principal resigns from his employment with Magna or an affiliate of Magna:

               Time of Resignation                       Resigning Principal
                                                         Exit Percentage
               Prior to and including the First          0/6
               Anniversary

               Following the First Anniversary and       1/6
               prior to and including the Second
               Anniversary

               Following the Second Anniversary and      2/6
               prior to and including the Third
               Anniversary

               Following the Third Anniversary and       3/6
               prior to and including the Fourth
               Anniversary

               Following the Fourth Anniversary and      4/6
               prior to and including the Fifth
               Anniversary

               Following the Fifth Anniversary and       5/6
               prior to and including the Sixth
               Anniversary

      "Restricted Share Terms" means the restrictive terms of certain of the Magna Class A Shares forming part of a Principal's Referable Interest requiring forfeiture of such Magna Class A Shares in certain circumstances.

      "RM Sub" means Veleron Holding B.V., a company existing under the laws of The Netherlands, and its successors.

      "Second Anniversary" means September 20, 2009. "Sixth Anniversary" means September 20, 2013.

      "Subsidiary" of any Person means a subsidiary (as that term is defined in the Act as now in effect) of that Person or any other Person in which such Person has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Person has a direct or indirect ownership interest of more than 50 percent.

      "Substituted Property" means the property acquired by Newco I.5 or Newco II (the "Holder") in any transaction where the Holder has disposed of or exchanged any Magna Class A Shares and acquired other property in substitution therefor or subsequently, by one or more further transactions, has effected one or more further substitutions; and, identifiable or traceable property in any form derived directly or indirectly from any dealing by the Holder with the Magna Class A Shares or proceeds therefrom.

      "Taxes" means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in (i) or this (ii); (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

      "Third Anniversary" means September 20, 2010.

      "Transfer" means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or
      (ii) agreement, undertaking or commitment to effect any of the foregoing, and "Transferred" shall be construed accordingly.

      "TSX" means the Toronto Stock Exchange, and its successors.

      "Walker Holdco" means DW Holdco Inc., a corporation existing under the Business Corporations Act (Alberta), and its successors.

      "Wolf Holdco" means SW Holdco Inc., a corporation existing under the Act, and its successors.

Section 1.2 Gender and Number.

      Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3 Headings and Divisions.

      The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article or a Section refers to the specified Article or Section of this Agreement.

Section 1.4 Currency.

      All references in this Agreement to dollars or to "$" are expressed in United States currency unless otherwise specifically indicated.

Section 1.5 Certain Phrases, etc.

      In this Agreement, (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of". The expressions "Article", "Section" and other subdivision followed by a number mean the specified Article, Section or other subdivision of this Agreement.

Section 1.6 Statutory References.

      A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

                                  ARTICLE 2
                     IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1 Term of Agreement.

(1)   This Agreement terminates on the earliest to occur of the date on which:

      (a) the transactions contemplated by the Principals Exchange Agreement dated the date hereof among Magna, Newco, Newco I.5 and Principals Holdco are consummated;

      (b) this Agreement is terminated by written agreement among all of the Parties; or

      (c) with respect to a Principal, the date on which such Principal's Corresponding Holdco is no longer the owner of any Magna Class A Shares pursuant to the terms of Article 4.

Section 2.2 Agreement to be Bound.

      In order for a Transfer, directly or indirectly, (i) by a Principal of GKP Holdco Shares, (ii) by GKP Holdco of Principals Holdco Shares, or
(iii) by either Walker or Wolf of Principals Holdco Shares, to a Permitted Transferee to be effective, the Permitted Transferee who acquires such GKP Holdco Shares or Principals Holdco Shares from a Principal must concurrently with becoming a shareholder of GKP Holdco or Principals Holdco, as the case may be, execute and deliver to the Parties a counterpart copy of this Agreement or a written agreement in form and substance satisfactory to the Parties, acting reasonably, agreeing to be bound by this Agreement.

Section 2.3 Deemed Consent under Articles.

      Each of the Parties (i) consents to a Transfer of GKP Holdco Shares made, directly or indirectly, by a Principal or a Transfer of Principals Holdco Shares by GKP Holdco, Walker or Wolf to a Permitted Transferee in accordance with this Agreement, and (ii) agrees that this consent satisfies any restriction on the transfer of the GKP Holdco Shares or Principals Holdco Shares contained in the articles of incorporation or by-laws of the GKP Holdco or Principals Holdco, as the case may be, and that no further consent is required for any such Transfer.

                                  ARTICLE 3
          RESTRICTIONS ON TRANSFER, ACQUISITION OF ADDITIONAL MAGNA
                        SHARES AND CERTAIN ACTIVITIES

Section 3.1 Restrictions on Transfer by Principals.

(1)   Except as expressly permitted by this Agreement:

      (a) no Principal may Transfer, directly or indirectly, any interest in his GKP Holdco Shares,

      (b) neither Walker, Wolf nor GKP Holdco may Transfer, directly or indirectly, his or its Principals Holdco Shares, and

      (c) Principals Holdco may not Transfer its Newco I.5 Shares or Newco Class A Shares.

(2) Any purported Transfer, directly or indirectly, of Principals Holdco Shares, GKP Holdco Shares, Newco I.5 Shares or Newco Class A Shares in violation of this Agreement is void. Each of Newco, Newco I.5, GKP Holdco and Principals Holdco shall take such action as is required to prevent the recording of such a purported Transfer on its share registers.

(3) From the date of any purported Transfer, directly or indirectly, by a Principal in violation of this Agreement, all rights of such Principal set out in this Agreement are suspended and inoperative until the purported Transfer is rescinded. This remedy is in addition to and not in lieu of any other remedies that may be available to a Party.

Section 3.2 Permitted Transfers by Principals.

(1) Subject to this Section 3.2, upon twenty Business Days prior written notice to each of the other Parties of the particulars of the proposed Transfer, a Principal is entitled to Transfer his GKP Holdco Shares and each of Walker and Wolf is entitled to transfer his Principals Holdco Shares to a Permitted Transferee.

(2) No proposed Transfer of any Principals Holdco Shares or GKP Holdco Shares is effective until the Permitted Transferee complies with
      Section 2.2. At all times after the Transfer of Principals Holdco Shares or GKP Holdco Shares to a Permitted Transferee, the transferring Principal shall cause the Permitted Transferee to remain a Permitted Transferee of the transferring Principal for as long as the Permitted Transferee has any interest in the Principals Holdco Shares or GKP Holdco Shares.

Section 3.3 Encumbering of Shares.

      No Principal may grant a Lien on or otherwise encumber his GKP Holdco Shares nor may GKP Holdco, Walker or Wolf grant a Lien on or otherwise encumber its Principals Holdco Shares, in any way whatsoever.

Section 3.4 Indirect Transfers.

      For the purposes of Article 2 and this Article 3:

      (a) an indirect Transfer by Galifi, Koob or Palmer of an interest in his GKP Holdco Shares includes: (i) a Transfer by such Principal's Permitted Transferee that holds GKP Holdco Shares of any of such shares, and (ii) any Transfer of an interest in such Permitted Transferee,

      (b) an indirect Transfer by Walker or Wolf of art interest in the Principals Holdco Shares includes: (i) a Transfer by such Principal's Permitted Transferee that holds Principals Holdco Shares of any of such shares, and (ii) any Transfer of an interest in such Permitted Transferee, and

      (c) a reference to a Principal's Principals Holdco Shares or GKP Holdco Shares shall include any Principals Holdco Shares or GKP Holdco Shares, as the case may be, held by a Permitted Transferee of such Principal.

Section 3.5 Restrictions on Acquiring Additional Magna Shares.

(1) Subject to Section 3.5(2), each Principal (and any of his respective affiliates, associates, and Persons acting jointly or in concert with such Principal) and each of GKP Holdco and Principals Holdco is prohibited from acquiring any Magna Shares.

(2) Notwithstanding Section 3.5(1), a Principal or his affiliates, associates, and Persons acting jointly or in concert with such Principal may:

      (a) exercise any options to purchase Magna Shares granted to such Person by Magna;

      (b) acquire Magna Shares pursuant to Magna's employee, officer or director equity compensation arrangements;

      (c) purchase Magna Class A Shares, provided that such Magna Class A Shares when added to the Magna Class A Shares then held by Newco, the Investors, Principals Holdco and each of their affiliates and shareholders of their affiliates (after giving effect to the exercise of any options or rights to acquire Magna Class A Shares held by them) would not exceed 20 percent in aggregate of the issued and outstanding Magna Class A Shares; and

      (d) Principals Holdco or its affiliates, associates and Persons acting jointly or in concert with Principals Holdco may acquire Magna Class A Shares pursuant to a Principals Holdco Call Option Agreement or an Option Pledge Agreement.

(3) Each Principal shall (i) notify the other Parties in writing of the particulars of any proposed trade of securities of Magna to be effected by him, his affiliates, his associates or any Person acting jointly or in concert with him, including the number of Magna Shares that would be held by such parties after such trade, at least one Business Day prior to any such trade; and (ii) provide the other Parties and the Investors by the fifteenth day of the end of each calendar quarter in which any such Person has acquired or disposed of any Magna Shares with a report of the number of Magna Shares held by such Person, its affiliates, its associates or any Person acting jointly or in concert with it or any of its affiliates or associates.

Section 3.6 Restrictions on Business.

      The sole business of Principals Holdco is to acquire and hold securities of Newco and Newco I.5 and, directly or indirectly, Magna, to distribute funds to its shareholders from time to time at the discretion of the directors of Principals Holdco (and to invest on a short term basis any funds not so distributed) and to enter into and perform its obligations under this Agreement, the Newco II Unanimous Shareholders Agreement, any agreement entered into by Principals Holdco with the prior written consent of Newco and any other agreements with its shareholders with respect to the distribution of its assets.

      The sole business of GKP Holdco is to acquire and hold securities of Principals Holdco and, directly or indirectly, Magna, and to acquire and dispose of passive investments other than Magna Shares, and to distribute funds to its shareholders from time to time at the discretion of the directors of GKP Holdco (and to invest on a short term basis any funds not so distributed) and to enter into and perform its obligations under this Agreement, any agreement entered into by GKP Holdco with the prior written consent of Newco and any other agreements with its shareholders with respect to the distribution of its assets.

                                  ARTICLE 4
                        PURCHASE AND SALE TRANSACTIONS

Section 4.1 Exit at Option of Principal.

      In the event that a Principal is no longer employed by Magna or an affiliate of Magna (including as a result of the death or permanent disability of the Principal), then such Principal or such Principal's estate or legal personal representative, as the case may be, shall have the right to require such Principal's Corresponding Holdco to dispose of all but not less than all of such Principal's Referable Interest in accordance with
Section 4.3.

Section 4.2 Exit at Option of Newco.

      In the event that:

      (a) a Principal is no longer employed by Magna or an affiliate of Magna and such employment relationship was terminated by Magna or such affiliate of Magna for cause;

      (b) a Principal is no longer employed by Magna or an affiliate of Magna and such Principal is carrying on any activity which, if carried on immediately following termination of his employment, would have been in violation of the non-compete provisions contained in such Principal's employment agreement with Magna or an affiliate of Magna that was in force on the date that such Principal ceased to be an employee of Magna or an affiliate of Magna; or

      (c) a Principal's Corresponding Holdco forfeits any of its Magna Class A Shares in accordance with any Restricted Share Terms applicable thereto, and such Principal does not comply within 20 Business Days with the requirements of Section 6.2, then Newco shall have the right to cause such Principal's Corresponding Holdco to dispose of all but not less than all of the Principal's Referable Interest in accordance with Section 4.3.

Section 4.3 Exit Procedures.

(1) In order to exercise the exit rights under Section 4.1 or Section 4.2, the Party exercising its rights to cause the exit of an Exiting Principal (or such Party's estate or legal personal representative) shall deliver to each of the other Parties to this Agreement in writing an irrevocable and unconditional notice (the "Exit Notice") indicating that such Party wishes to exercise the rights granted to it pursuant to
      Section 4.1 or Section 4.2, as applicable.

(2) Following receipt of an Exit Notice, each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete any transaction specified in this Section 4.3.

(3) The completion of a transaction specified in this Section 4.3 is subject to the following conditions to be fulfilled or performed, on or before the date of completion of such transaction:

      (a) all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the completion of such transaction must be made, given or obtained; and

      (b) the completion of such transaction will not result in the violation of any Applicable Law.

(4) On a date agreed by Newco and such Exiting Principal, or failing any such agreement, on the fifth Business Day following the satisfaction of all of the conditions specified in Section 4.3(3) (such date, the "Closing Date"), the following transactions will take place in the following order at the offices of Stikeman Elliott LLP in Toronto, Ontario, or at such other place as Newco and such Exiting Principal may agree to in writing:

      (a) in the event that the Purchase Price Adjustment calculated as of the Closing Date is a negative amount, Newco and Newco I.5 shall make distributions to their shareholders in such amount as required to cause the Purchase Price Adjustment to equal zero;

      (b) the Exiting Principal's Corresponding Holdco shall sell such Exiting Principal's Referable Interest to such Exiting Principal, and such Exiting Principal shall acquire his Referable Interest from his Corresponding Holdco, in consideration for:

            (i) the Purchase Price Adjustment, if the Purchase Price Adjustment calculated as of the Closing Date is a positive amount; and

            (ii) two promissory notes issued by the Exiting Principal, one (the "Base 95% Promissory Note") in a principal amount equal to 95% of (A) the Market Value on the Closing Date of such Exiting Principal's Referable Interest less (B) the Purchase Price Adjustment, and one (the "Base 5% Promissory Note") in a principal amount equal to 5% of (A) the Market Value on the Closing Date of such Exiting Principal's Referable Interest less (B) the Purchase Price Adjustment;

      (c) the Exiting Principal's Corresponding Holdco shall distribute both the Base 95% Promissory Note and the Base 5% Promissory Note by way of a dividend-in-kind to Newco I.5;

      (d) in the event that the transactions described in this Section 4.3 occur at a time when RM Sub is no longer a shareholder of Newco, then Newco II and/or Newco I.5 shall sell to the Exiting Principal, and the Exiting Principal shall acquire from Newco II and/or Newco I.5, such number of Magna Class A Shares having a Market Value equal to the Exiting Principal's Net Upside Value calculated as of the Closing Date in consideration for two promissory notes issued by the Exiting Principal, one (the "Upside 95% Promissory Note") in a principal amount equal to 95% of such Exiting Principal's Net Upside Value, and one (the "Upside 5% Promissory Note") in a principal amount equal to 5% of such Exiting Principal's Net Upside Value;

      (e) Newco I.5 shall purchase for cancellation the Exiting Principal's Referable Newco I.5 Common and Class A Preferred Shares for purchase consideration consisting of the Base 95% Promissory Note and, if applicable, the Upside 95% Promissory Note;

      (f) Newco I.5 shall purchase for cancellation the Exiting Principal's Referable Newco I.5 Preferred and Class B Common Shares for purchase consideration consisting of the Base 5% Promissory Note and, if applicable, the Upside 5% Promissory Note; and

      (g) Newco shall purchase for cancellation the Exiting Principal's Referable Newco Shares for purchase consideration consisting of the Base 5% Promissory Note, and if applicable, the Upside 5% Promissory Note; and in the event that such Exiting Principal's Referable Newco Shares consists of both Newco Class A Shares and Newco Class D Shares, the purchase consideration shall be allocated proportionately between such Newco Class A Shares and Newco Class D Shares based on the numbers of such shares outstanding.

                                  ARTICLE 5
                   CONVERSION OF NEWCO AND NEWCO I.5 SHARES

Section 5.1 Effect of Resignation from Employment.

(1) If, at any time up to and including the Sixth Anniversary, a Principal (the "Resigning Principal") resigns from his employment with Magna or an affiliate of Magna prior to such Principal becoming an Exiting Principal, then Principals Holdco shall, effective as of the first Business Day after the day on which the Principal so resigns:

      (a) convert that number of its Newco I.5 Class A-1 Common Shares of the Referable Series relating to such Resigning Principal into Newco I.5 Class A-2 Common Shares of such Referable Series on a one-for-one basis, and

      (b) convert that number of its Newco Class A Shares of the Referable Series relating to such Resigning Principal into Newco Class D Shares of such Referable Series on a one-for-one basis,

      such that immediately after both such conversions the aggregate of the dividends that would be paid to Principals Holdco by Newco I.5 on the Newco I.5 Class A-1 Shares of such Referable Series and by Newco on the Newco Class A Shares of such Referable Series if (i) Newco I.5 were to pay dividends equal to dividends paid on the Magna Class A Shares owned by Newco I.5 and/or its Subsidiaries, and (ii) Newco were to pay dividends equal to the dividends paid on the 447 Magna Shares and on the Newco I.5 Shares owned by Newco, were equal to the dividends that would then be paid on that number of Magna Class A Shares determined in accordance with the following:

      (A*B)+C

      where:

      A is the Resigning Principal's Exit Percentage

      B is (x) the sum of the 447 Magna Shares and the Newco I.5 Magna
      Class A Shares, multiplied by (y) either 6.5% in the case of Walker or Wolf, or 1.0% in the case of Galifi, Koob or Palmer (z) less C

      C is the Resigning Principal's Referable Interest.

(2) If: (i) Principals Holdco has converted any Newco I.5 Class A-1 Common Shares of a particular Referable Series into Newco I.5 Class A-2 Common Shares and has converted any Newco Class A Shares of a particular Referable Series into Newco Class D Shares pursuant to Section 5.1(1),
      (ii) thereafter any Newco Class A-1 shares or Newco Class A Shares of another series are purchased for cancellation or converted, and
      (iii) as a consequence of such purchases for cancellation or conversions, the aggregate of the dividends that would be paid to Principals Holdco by Newco I.5 and Newco on the assumptions described in Section 5.1(1) are no longer valid, then Principals Holdco shall convert or exchange such number of Newco Class A-2 Shares and/or Newco Class D shares of the Referable Shares into Newco I.5 Class A-1 Common Shares and/or Newco Class A Shares of the Referable Series such that after such conversion or exchange the equations in Section 5.1(1) are valid in relation to the relevant Resigning Principal, and Newco and Newco I.5 shall take all necessary action to facilitate such conversions or exchanges.

                                  ARTICLE 6
                  COVENANTS, REPRESENTATIONS AND WARRANTIES

Section 6.1 Tuck Transactions.

      In the event that an "Exchange" occurs (as that term is defined in the Exchange Agreement), the Parties agree to immediately consummate the transactions contemplated by the Principals Exchange Agreement subject to the terms of such agreement.

Section 6.2 Treatment of Restricted Shares.

      In the event that any of the Magna Class A Shares which make up a Principal's Referable Interest are required to be forfeited in accordance with any Restricted Share Terms, then:

      (a) in the case of Walker or Wolf, such Principal shall, or shall cause one of his Permitted Transferees to, contribute to Principals Holdco the number of Magna Class A Shares that are forfeited by his Corresponding Holdco;

      (b) in the case of Galifi, Koob or Palmer, such Principal shall, or shall cause one of his Permitted Transferees to, contribute to GKP Holdco the number of Magna Class A Shares that are forfeited by his Corresponding Holdco, which Magna Class A Shares shall be contributed by GKP Holdco to Principals Holdco;

      (c) 5% of such Magna Class A Shares shall be contributed by Principals Holdco to Newco and 95% of such Magna Class A Shares shall be contributed by Principals Holdco to Newco I.5;

      (d) Newco shall contribute such 5% of the Magna Class A Shares to Newco I.5; and

      (e) Newco I.5 shall contribute such Magna Class A Shares to such Principal's Corresponding Holdco.

Section 6.3 Non-Compete.

      Each Principal who is no longer employed by Magna or an affiliate of Magna must notify in writing the other Parties immediately upon him carrying on any activity which, if carried on immediately following the termination of his employment, would have been in the violation of the non-compete provisions of such Principal's employment agreement that was in force on the date that such Principal ceased to be an employee of Magna or an affiliate of Magna.

Section 6.4 Representations and Warranties of the Principals.

      Each Principal represents and warrants to and in favour of the other Parties as follows and acknowledge and confirm that the other Parties are relying on such representations and warranties in entering into this
Agreement:

      (a) Authority and Enforceability. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against him by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (b) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation under
            (i) a material Contract to which he is a party, (ii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over him or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required by him to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

      (c) Title to Shares. The GKP Holdco Shares and Principals Holdco Shares, as the case may be, described in the recitals to this Agreement as being owned by him are owned by the Principal or his Permitted Transferee, as the case may be, as the beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of GKP Holdco or Principals Holdco, as the case may be.

      (d) Corresponding Holdcos. Such Principal's Corresponding Holdco (i) neither owns nor holds any property or assets or any interests therein of any nature or kind whatsoever other than its Referable Interest, (ii) has never carried on nor currently carries on nor intends to carry on any active business and (iii) has no obligations or liabilities of any nature or kind whatsoever (whether actual or contingent), including indebtedness to any person, any liabilities in respect of Taxes of any nature or kind whatsoever, or in respect of any judgements, orders, fines, penalties, awards or decrees of any court, tribunal or governmental, administrative or regulatory department, commissions, board, bureau, agency or instrumentality, domestic or foreign.

Section 6.5 Representations and Warranties of GKP Holdco.

      GKP Holdco represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement:

      (a) Existence. It is a corporation validly incorporated and existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

      (b) Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any of its obligation under (i) any Contract to which it is a party, (ii) any provision of its articles of incorporation, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders or similar organizational document, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it,
            (iv) any Applicable Law or (v) any authorization held by it that is necessary to its ownership of shares of Principals Holdco, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect.

      (d) Authorizations and Consents. There is no requirement on its part to make any filing with or give any notice to any Governmental Entity, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement, except for any filings and notifications required by Applicable Laws in Canada. There is no requirement on its part to obtain any consent, approval or waiver of any Person under any contracts or instruments to which it is or they are a party or pursuant to which any of its or their assets may be affected in connection with the completion of the transactions contemplated by this Agreement.

      (e) Title to Shares. The shares in the capital of Principals Holdco described in this Agreement as being owned by it are owned by it as the registered and beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of Principals Holdco.

Section 6.6 Representations and Warranties of Principals Holdco.

      Principals Holdco represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement:

      (a) Existence. It is a corporation validly incorporated and existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

      (b) Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any of its obligation under (i) any Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders or similar organizational document, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it, (iv) any Applicable Law or (v) any authorization held by it that is necessary to its ownership of Newco I.5 Class A-1 Shares and Newco Class A Shares, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect.

      (d) Authorizations and Consents. There is no requirement on its part (or on the part of any of its direct or indirect shareholders) to make any filing with or give any notice to any Governmental Entity, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement, except for any filings and notifications required by Applicable Laws in Canada. There is no requirement on its part (or on the part of any of its direct or indirect shareholders) to obtain any consent, approval or waiver of any Person under any contracts or instruments to which it is or they are a party or pursuant to which any of its or their assets may be affected in connection with the completion of the transactions contemplated by this Agreement.

      (e) Title to Shares. The Newco I.5 Class A-1 Shares and Newco Class A Shares described in this Agreement as being owned by it are owned by Principals Holdco as the registered and beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of Newco I.5 and Newco, as the case may be.

Section 6.7 Representations and Warranties of Newco I.5.

      Newco I.5 represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement:

      (a) Existence. It is a corporation validly incorporated and existing under the laws of Ontario and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

      (b) Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any of its obligation under (i) any Contract to which it is a party, (ii) any provision of its articles of incorporation, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders or similar organizational document, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it,
            (iv) any Applicable Law or (v) any authorization held by it that is necessary to its ownership of shares of a Corresponding Holdco, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect.

      (d) Authorizations and Consents. There is no requirement on its part to make any filing with or give any notice to any Governmental Entity, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement, except for any filings and notifications required by Applicable Laws in Canada. There is no requirement on its part to obtain any consent, approval or waiver of any Person under any contracts or instruments to which it is or they are a party or pursuant to which any of its or their assets may be affected in connection with the completion of the transactions contemplated by this Agreement.

      (e) Title to Shares. All of the issued and outstanding shares of each of the Corresponding Holdcos are owned by Newco I.5 as the registered and beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of the Corresponding Holdcos.

Section 6.8 Survival.

      The representations, warranties and covenants of the Parties contained in this Article survive the execution and delivery of this Agreement and continue in full force and effect with respect to each Party until it ceases to be bound by the provisions of this Agreement.

ARTICLE 7
                                 ARBITRATION

Section 7.1 Settling Disputes.

      Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party to this Agreement, shall be referred to and finally resolved by arbitration in accordance with the Arbitration Act, 1991 (Ontario) in effect on the date of this Agreement. The seat of the arbitration shall be Toronto, Ontario and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each of Principals Holdco and Newco shall appoint one arbitrator and the two
(2) appointed arbitrators shall appoint a chair.  Should the two
(2) arbitrators fail to agree upon a chair within 15 days of their appointment, either of Principals Holdco and Newco may apply to the Ontario Superior Court of Justice for the appointment of the third arbitrator.

Section 7.2 Right to Oral Discovery.

      Notwithstanding anything to the contrary in the Arbitration Act, 1991 (Ontario), each Party shall have the right to conduct an oral discovery of a representative of the other Parties.

Section 7.3 Injunctive Relief.

      Nothing in this Article 8 shall preclude one of the Parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.

ARTICLE 8
                                MISCELLANEOUS

Section 8.1 Notices.

      Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

      (a)   to Walker at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario, L4G 7K1

            Attention:  Donald J. Walker
            Facsimile:  (905) 726-2593

      (b)   to Wolf at:

            c/o Magna International Europe AG
            Magna Strasse 1
            2522 Oberwaltersdorf
            Austria

            Attention:  Siegfried Wolf
            Facsimile:  +43 2253 600-1020

      (c)   to Galifi at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario, L4G 7K1

            Attention:  Vincent Galifi
            Facsimile:  (905) 726-2595

      (d)   to Koob at:

            c/o Magna International Europe AG
            Magna Strasse 1
            2522 Oberwaltersdorf
            Austria

            Attention:  Peter Koob
            Facsimile:  +43 2253 600 1020

      (e)   to Palmer at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario, L4G 7K1

            Attention:  Jeffrey O. Palmer
            Facsimile:  (905) 726-7455

      (f)   to Principals Holdco at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario, L4G 7K1

            Attention:  Jeffrey O. Palmer
            Facsimile:  (905) 726-7455

            with a copy to each of Galifi, Koob, Walker and Wolf.

      (g)   to Newco at:

            M Unicar Inc.
            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario, L4G 7K1

            Attention:  Belinda Stronach
            Facsimile:  (905) 726-7494

            with a copy to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            M5L 1B9

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866

            and to:

            Miller Thomson LLP
            40 King Street West
            Suite 5800
            Toronto, Ontario
            M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595-8695

      (h) to any other Person, at the address for such Person set out in the counterpart copy of this Agreement or other written agreement pursuant to which such Person agrees to be bound by this Agreement.

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day). A Party may change its address for service and may add "copy to" parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed.

Section 8.2 Time of the Essence.

      Time is of the essence in this Agreement.

Section 8.3 Announcements.

      No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

Section 8.4 Third Party Beneficiaries.

      The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 8.5 No Agency or Partnership.

      Nothing contained in this Agreement makes or constitutes any Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of any other Party.

Section 8.6 Expenses.

      Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 8.7 Amendments.

      This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties to be bound thereby.

Section 8.8 Waiver.

      No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar) nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9 Entire Agreement.

      This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10      Successors and Assigns.

      This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective heirs, executors, administrators, legal representatives, successors and permitted assigns. Except as otherwise provided in this Agreement, a Party may not assign any of its rights or obligations hereunder without the prior written consent of the other Parties.

Section 8.11      Severability.

      If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12      Governing Law.

      This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 7, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 8.13      Counterparts.

      This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

      IN WITNESS WHEREOF the Parties have executed this Principals Agreement.



_____________________________             _____________________________________
Witness                                   Donald J. Walker

_____________________________             _____________________________________
Witness                                   Siegfried Wolf

_____________________________             _____________________________________
Witness                                   Vincent J. Galifi

_____________________________             _____________________________________
Witness                                   Peter Koob

_____________________________             _____________________________________
Witness                                   Jeffrey O. Palmer


                                          GKP HOLDINGS INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer


                                          MPMAG HOLDINGS INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer

      IN WITNESS WHEREOF the Parties have executed this Principals Agreement.



_____________________________             _____________________________________
Witness                                   Donald J. Walker

_____________________________             _____________________________________
Witness                                   Siegfried Wolf

_____________________________             _____________________________________
Witness                                   Vincent J. Galifi

_____________________________             _____________________________________
Witness                                   Peter Koob

_____________________________             _____________________________________
Witness                                   Jeffrey O. Palmer


                                          GKP HOLDINGS INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer


                                          MPMAG HOLDINGS INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer

      IN WITNESS WHEREOF the Parties have executed this Principals Agreement.



_____________________________             _____________________________________
Witness                                   Donald J. Walker

_____________________________             _____________________________________
Witness                                   Siegfried Wolf

_____________________________             _____________________________________
Witness                                   Vincent J. Galifi

_____________________________             _____________________________________
Witness                                   Peter Koob

_____________________________             _____________________________________
Witness                                   Jeffrey O. Palmer


                                          GKP HOLDINGS INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer


                                          MPMAG HOLDINGS INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer

      IN WITNESS WHEREOF the Parties have executed this Principals Agreement.



_____________________________             _____________________________________
Witness                                   Donald J. Walker

_____________________________             _____________________________________
Witness                                   Siegfried Wolf

_____________________________             _____________________________________
Witness                                   Vincent J. Galifi

_____________________________             _____________________________________
Witness                                   Peter Koob

_____________________________             _____________________________________
Witness                                   Jeffrey O. Palmer


                                          GKP HOLDINGS INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer


                                          MPMAG HOLDINGS INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer

      IN WITNESS WHEREOF the Parties have executed this Principals Agreement.



_____________________________             _____________________________________
Witness                                   Donald J. Walker

_____________________________             _____________________________________
Witness                                   Siegfried Wolf

_____________________________             _____________________________________
Witness                                   Vincent J. Galifi

_____________________________             _____________________________________
Witness                                   Peter Koob

_____________________________             _____________________________________
Witness                                   Jeffrey O. Palmer


                                          GKP HOLDINGS INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer


                                          MPMAG HOLDINGS INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer

                                          2143453 ONTARIO INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer



                                          M UNICAR INC.

                                          By:
                                                ------------------------------
                                                Authorized Signing Officer

Exhibit C

                                                              EXECUTION VERSION

                          PRINCIPALS EXCHANGE AGREEMENT

      Principals Exchange Agreement dated September 20, 2007 among Magna International Inc. ("Magna"), M Unicar Inc. ("Newco"), 2143453 Ontario Inc. ("Newco I.5"), MPMAG Holdings Inc. ("Principals Holdco"), VGMAG Inc. ("VGMAG"), Makrist Beteiligungen GmbH ("PKMAG"), JPMAG Inc. ("JPMAG"), DWMAG Inc. ("DWMAG"), WSA Beteiligungs GmbH ("SWMAG"), GKP Holdings Inc. ("GKP Holdco") SW CDN Holdings Inc. ("SW CDN Holdco"), DW Holdco Inc. ("Walker Holdco"), SW Holdco Inc. ("Wolf Holdco"), VG Holdco Inc. ("Galifi Holdco"), PK Holdco Inc. ("Koob Holdco"), JOP Holdco Inc. ("Palmer Holdco"), Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Peter Koob and Jeffrey O. Palmer.

RECITALS:

      (a) Each of the Principals, Principals Holdco, GKP Holdco, Newco and Newco I.5 are parties to a principals agreement (the "Principals Agreement") establishing, among other things, rights and obligations arising out of, and in connection with, the direct and indirect ownership of shares of, Newco I.5, the Personal Holdcos and Magna;

      (b) The Principals Agreement provides for the consummation of the Principals Exchange in certain circumstances; and

      (c) The Parties have entered into this Agreement to establish, among other things, the rights and obligations arising out or, or in connection with, the Principals Exchange.

      In consideration of the above recitals, and the agreements of the Parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Parties agree as follows:


                                    ARTICLE 1
                                 INTERPRETATION

Section 1.1 Defined Terms.

      As used in this Agreement, the following terms have the following meanings:

      "445" means 445327 Ontario Limited, a corporation existing under the Act, and its successors.

      "Act" means the Business Corporations Act (Ontario).

      "Acquired Corporations" means each of Newco I.5, the Personal Holdcos, Principals Holdco, GKP Holdco and SW CDN Holdco.

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      "Aggregate Voting Preferred Share Redemption Price" means the Canadian dollar equivalent on the Exchange Date of the aggregate redemption price of all Newco I.5 Voting Preferred Shares then held by Newco.

      "Agreement" means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

      "Applicable Laws" means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto and which have the force of law.

      "Business Day" means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario.

      "Contract" means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

      "DWMAG" means DWMAG Inc., a corporation existing under the Business Corporations Act (Alberta), and its successors.

      "DWMAG's Proportionate Share" means the number of shares of Principals Holdco owned on the Exchange Date by DWMAG divided by the total number of shares of Principals Holdco issued and outstanding on the Exchange Date.

      "Exchange" has the meaning set out in the Exchange Agreement.

      "Exchange Agreement" means the exchange agreement dated the date hereof among Magna, RM Sub, 445, Newco I.5 and Newco II.

      "Exchange Date" means the date on which the Exchange Time occurs.

      "Exchange Time" means the time at which the Principals Exchange is effected.

      "Galifi Holdco" means VG Holdco Inc., a corporation existing under the Act, and its successors.

      "GKP Holdco Class A-1 Shares" means the Class A-1 Shares in the capital of GKP Holdco, appropriately adjusted for stock splits, stock dividends, reverse

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      stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving GKP Holdco, (iii) any securities of GKP Holdco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Shares in the capital of GKP Holdco or any of the other above securities.

      "GKP Holdco Class A-2 Shares" means the Class A-2 Shares in the capital of GKP Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving GKP Holdco, (iii) any securities of GKP Holdco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right (other than GKP Holdco Class A-1 Shares) that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-2 Shares in the capital of GKP Holdco or any of the other above securities.

      "GKP Holdco" means GKP Holdings Inc., a corporation existing under the Act, and its successors.

      "GKP Holdco Value" means the aggregate Market Value on the Exchange Date of all Magna Class A Shares owned on the Exchange Date by GKP Holdco plus GKP Holdco's Proportionate Share multiplied by the Principals Holdco Value.

      "GKP Holdco's Proportionate Share" means the number of shares of Principals Holdco owned by GKP Holdco on the Exchange Date divided by the total number of shares of Principals Holdco issued and outstanding on the Exchange Date.

      "Governmental Entity" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorite des marches financiers du

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      Quebec and the United States Securities and Exchange Commission, (ii)
      self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

      "JPMAG" means JPMAG Inc., a corporation existing under the Act, and its successors.

      "JPMAG's Proportionate Share" means the number of shares of GKP Holdco owned on the Exchange Date by JPMAG divided by the total number of shares of GKP Holdco issued and outstanding on the Exchange Date.

      "Koob Holdco" means PK Holdco Inc., a corporation existing under the Act, and its successors.

      "Magna Class A Shares" means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna,
      (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class A subordinate voting shares in the capital of Magna or any of the other above securities.

      "Magna Group" means Magna and its Subsidiaries, taken as a whole.

      "Market Value" on any particular date means the volume weighted average trading price per Magna Class A Share on the NYSE for the ten NYSE trading days ending on the NYSE trading day immediately prior to such date; provided, however, that if the Magna Class A Shares are no longer traded on the NYSE on such date, Market Value means the volume weighted average trading price per Magna Class A Share on the TSX for the ten TSX trading days ending on the TSX trading day immediately prior to such date, converted from Canadian dollars into U.S. dollars as at such date.

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      "Material Adverse Effect" means any matter, event or occurrence that prevents or would reasonably be expected to prevent or significantly delay the ability of a Party to perform its obligations under this Agreement.

      "Newco" means M Unicar Inc., a corporation existing under the Act, and its successors.

      "Newco Class A Shares" means the Class A Shares in the capital of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares in the capital of Newco or any of the other above securities.

      "Newco Class D Shares" means the Class D Shares in the capital of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class D Shares in the capital of Newco or any of the other above securities.

      "Newco I.5" means 2143453 Ontario Inc., a corporation existing under the Act, and its successors.

      "Newco I.5 Class A-1 Shares" means the Class A-1 Common Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are

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      received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Common Shares in the capital of Newco
      I.5 or any of the other above securities.

      "Newco I.5 Class A-2 Shares" means the Class A-1 Common Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right (other than Newco
      I.5 Class A-1 Shares) that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-2 Common Shares in the capital of Newco I.5 or any of the other above securities.

      "Newco I.5 Class A Preferred Shares" means the Class A Preferred Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Preferred Shares in the capital of Newco I.5 or any of the other above securities.

      "Newco I.5 Class B Shares" means the Class B Common Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is

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      exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class B Common Shares in the capital of Newco I.5 or any of the other above securities.

      "Newco I.5 Value" means the aggregate Market Value on the Exchange Date of all Magna Class A Shares owned on the Exchange Date by Newco I.5 or any Personal Holdco.

      "Newco I.5 Voting Preferred Shares" means the Voting Preferred Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Voting Preferred Shares in the capital of Newco I.5 or any of the other above securities.

      "Newco's Proportionate Share" means the Aggregate Voting Preferred Share Redemption Price plus the amount determined by the following formula:

      (A/B) x (Newco I.5 Value - Aggregate Voting Preferred Share Redemption Price)

      Where:

            A = the number of Newco I.5 Class B Shares held by Newco on the Exchange Date; and

            B = the aggregate number of Newco I.5 Class B Shares, Newco I.5 Class A-1 Shares and Newco I.5 Class A-2 Shares issued and outstanding on the Exchange Date.

      "Newco II" means 2143455 Ontario Inc., a corporation existing under the Act, and its successors.

      "NYSE" means the New York Stock Exchange, and its successors.

      "Palmer Holdco" means JOP Holdco Inc., a corporation existing under the Act, and its successors.

      "Party" means a signatory to this Agreement.

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      "Person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

      "Personal Holdcos" means, collectively, Walker Holdco, Wolf Holdco, Galifi Holdco, Koob Holdco and Palmer Holdco, each a corporation existing under the Act, all of the issued and outstanding shares of which are owned by Newco I.5.

      "PKMAG" means Makrist Beteiligungen GmbH, a corporation existing under the laws of Austria, and its successors.

      "PKMAG's Proportionate Share" means the number of shares of GKP Holdco owned on the Exchange Date by PKMAG divided by the total number of shares of GKP Holdco issued and outstanding on the Exchange Date.

      "Principals" means, collectively, Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Peter Koob and Jeffrey O. Palmer.

      "Principals Agreement" has the meaning specified in the recitals.

      "Principals Exchange" has the meaning set out in Section 2.2.

      "Principals Holdco" means MPMAG Holdings Inc., a corporation existing under the Act, and its successors.

      "Principals Holdco Class A-1 Shares" means the Class A-1 Common Shares in the capital of Principals Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Principals Holdco, (iii) any securities of Principals Holdco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Common Shares in the capital of Principals Holdco or any of the other above securities.

      "Principals Holdco Class A-2 Shares" means the Class A-2 Common Shares in the capital of Principals Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Principals Holdco, (iii) any securities of Principals Holdco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right (other than Principals Holdco Class A-1 Shares) that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-2 Common Shares in the capital of Principals Holdco or any of the other above securities.

      "Principals Holdco Value" means the aggregate Market Value on the Exchange Date of all Magna Class A Shares owned on the Exchange Date by Principals Holdco plus Principals Holdco's Proportionate Share multiplied by the Newco I.5 Value.

      "Principals Holdco's Proportionate Share" means the amount determined by the following formula:

      (A/B) x (Newco I.5 Value - Aggregate Voting Preferred Share Redemption Price)

      Where:

            A = the number of Newco I.5 Class A-1 Shares and Newco I.5 Class A-2 Shares held by Principals Holdco on the Exchange Date; and

            B = the aggregate number of Newco I.5 Class B Shares, Newco I.5 Class A-1 Shares and Newco I.5 Class A-2 Shares issued and outstanding on the Exchange Date.

      "Principals Parentcos" means each of PKMAG, JPMAG, VGMAG, DWMAG and SWMAG.

      "Referable Interest", when such term is used in relation to: (i) Donald J. Walker and DWMAG, means 250,000 Magna Class A Shares held by Walker Holdco, (ii) Siegfried Wolf and SWMAG, means 250,000 Magna Class A Shares held by Wolf Holdco , (iii) Vincent J. Galifi and VGMAG, means 35,000 Magna Class A Shares held by Galifi Holdco, (iv) Peter Koob and PKMAG, means 35,000 Magna Class A Shares held by Koob Holdco, and (v) Jeffrey O. Palmer and JPMAG, means 35,000 Magna Class A Shares held by Palmer Holdco.

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      "Regulatory Approvals" means those rulings, consents, orders, exemptions, permits, waivers, authorizations, agreements, certificates, clearances and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that provides that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity that are necessary in connection with the Principals Exchange.

      "Restricted Share Terms" means the restrictive terms applicable to the Magna Class A Shares forming all or part of a Principal's Referable Interest which terms require the forfeiture of such Magna Class A Shares in certain circumstances.

      "RM" means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors.

      "RM Sub" means Veleron Holding B.V., a company existing under the laws of The Netherlands, and its successors.

      "Special Committee" means the special committee of Magna's board of directors constituted to consider and make recommendations in respect of the transactions contemplated by the Transaction Agreement.

      "Stronach Trust" means certain trusts existing under the laws of the Province of Ontario, and their successors, of which Mr. Frank Stronach and certain members of his immediate family are trustees.

      "Subsidiary" means, in respect of a Party, a subsidiary (as that term is defined in the Act as now in effect) of that Party and any other person in which such Party has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Party has a direct or indirect interest of more than 50%.

      "SWMAG" means WSA Beteiligungs GmbH, a corporation existing under the laws of Austria, and its successors.

      "SW CDN Holdco" means SW CDN Holdings Inc., a corporation existing under the Act, and its successors.

      "SW CDN Value" means the aggregate Market Value on the Exchange Date of all Magna Class A Shares owned by SW CDN Holdco on the Exchange Date plus SW CDN Holdco's Proportionate Share multiplied by the Principals Holdco Value.

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      "SW CDN Holdco's Proportionate Share" means the number of shares of
      Principals Holdco owned by SW CDN Holdco on the Exchange Date divided by the total number of shares of Principals Holdco issued and outstanding on the Exchange Date.

      "Taxes" means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in (i) or this (ii); (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and
      (iv) any liability for the payment of any amounts of the type described in
      (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

      "Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

      "Tax Returns" means all returns, declarations, remittances, information returns, reports and other documents of every nature required to be filed by or on behalf of an Acquired Corporation in respect any Taxes or in respect of any other provision in any domestic or foreign federal, provincial, municipal, state, territorial or other taxing statute.

      "Transaction Agreement" means the transaction agreement dated May 10, 2007 among Magna, RM, RM Sub, 445, the Stronach Trust and each of Donald J. Walker, Siegfried Wolf, Vince Galifi, Peter Koob and Jeffrey O. Palmer.

      "TSX" means the Toronto Stock Exchange, and its successors.

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      "Tuck Transactions" means the transactions contemplated by this Agreement and the winding-up of each of the Acquired Corporations into Magna.

      "VGMAG" means VGMAG Inc., a corporation existing under the Act, and its successors.

      "VGMAG's Proportionate Share" means the number of shares of GKP Holdco owned on the Exchange Date by VGMAG divided by the total number of shares of GKP Holdco issued and outstanding on the Exchange Date.

      "Walker Holdco" means DW Holdco Inc., a corporation existing under the Act, and its successors.

      "Wolf Holdco" means SW Holdco Inc., a corporation existing under the Act, and its successors.

Section 1.2         Gender and Number.

      Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3         Headings and Divisions.

      The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article or a Section refers to the specified Article or Section of this Agreement.

Section 1.4         Statutory References.

      A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

Section 1.5         Actions or Determinations by Magna.

      Any action or determination to be taken or made by Magna hereunder shall be made or taken by, or at the direction of, a committee of independent directors of Magna's board of directors.

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                                    ARTICLE 2
                             THE PRINCIPALS EXCHANGE

Section 2.1         Condition Precedent.

      If at any time after the date of this Agreement, an Exchange occurs, the Parties shall cause the Principals Exchange to occur contemporaneous with or immediately following an Exchange on and subject to the conditions of this Agreement.

Section 2.2         Transactions to be Effected at the Exchange Time.

      At the Exchange Time, the following transactions shall occur, and shall be deemed to occur in the following order (the "Principals Exchange") and, for greater certainty, none of the transactions shall occur unless the conditions set out herein for all of the transactions are satisfied:

      (a) Newco shall sell to Magna, and Magna shall acquire from Newco, all and not less than all of the shares in the capital of Newo I.5 then held by Newco, being Newco I.5 Class B Shares and Newco I.5 Voting Preferred Shares (the "Newco I.5 Exchanged Shares");

      (b) PKMAG, JPMAG and VGMAG shall each sell to Magna, and Magna shall acquire from each of PKMAG, JPMAG and VGMAG, all and not less than all of the shares of GKP Holdco then held by PKMAG, JPMAG and VGMAG, as the case may be;

      (c) DWMAG shall sell to Magna, and Magna shall acquire from DWMAG, all and not less than all of the shares of Principals Holdco then held by DWMAG;

      (d) SWMAG shall sell to Magna, and Magna shall acquire from SWMAG, all and not less than all of the shares of SW CDN Holdco then held by SWMAG; and

      (e) in consideration for the acquisition of the shares of Newco I.5, GKP Holdco, Principals Holdco and SW CDN Holdco pursuant to Sections 2.2(a), (b), (c) and (d), Magna shall issue an aggregate number of Magna Class A Shares equal to the aggregate number of Magna Class A Shares held on the Exchange Date by the Acquired Corporations, and the aggregate number of which Magna Class A Shares so determined shall be allocated among Newco and the Principals Parentcos as provided in Section 2.3.

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Section 2.3         Allocation of Magna Class A Shares.

      (a)   Newco shall receive that number of Magna Class A Shares pursuant to
            Section 2.2 with a Market Value on the Exchange Date equal to Newco's Proportionate Share of the Newco I.5 Value.

      (b) PKMAG, JPMAG and VGMAG shall receive that number of Magna Class A Shares pursuant to Section 2.2 with a Market Value on the Exchange Date equal to each of PKMAG's Proportionate Share, JPMAG's Proportionate Share and VGMAG's Proportionate Share, respectively, of the GKP Holdco Value.

      (c)   DWMAG shall receive that number of Magna Class A Shares pursuant to
            Section 2.2 with a Market Value on the Exchange Date equal to DWMAG's Proportionate Share of the Principals Holdco Value.

      (d)   SWMAG shall receive that number of Magna Class A Shares pursuant to
            Section 2.2 with a Market Value on the Exchange Date equal to the SW CDN Value.

      (e) Notwithstanding Sections 2.3(a), (b), (c), and (d), the aggregate number of Magna Class A Shares that Magna shall be obliged to issue pursuant to Section 2.2(e) shall not exceed the aggregate number of Magna Class A Shares held by the Acquired Corporations on the Exchange Date.

      (f) The Principals Parentcos and the Principals acknowledge and agree with Magna that the Magna Class A Shares issued to each Principals Parentco pursuant to Section 2.2(e) shall be subject to Restricted Share Terms in the same proportion as the Restricted Shares Terms (if any) applicable to the Magna Class A Shares constituting the Principal's Referable Interest immediately prior to the Exchange Time.

      (g) On the Business Day immediately prior to the Exchange Date, Newco and the Principals Parentcos shall jointly provide to Magna (i) their calculation of the Newco I.5 Value, the GKP Holdco Value, the Principals Holdco Value, the SW CDN Value, Newco's Proportionate Share, PKMAG's Proportionate Share, VGMAG's Proportionate Share, DWMAG's Proportionate Share, Principals Holdco's Proportionate Share and SW CDN Holdco's Proportionate Share, together with such supporting documents as Magna may reasonably request (the "Market Value Calculation"), and (ii) the number of Magna Class A Shares to be allocated among Newco and the Principals Parentcos pursuant to Sections 2.3(a), (b), (c) and (d) (the "Allocation Calculation"). Magna may question the accuracy of the Market Value Calculation, and

            Magna, Newco and the Principals Parentcos shall consult with each other to resolve such question.

      (h) Magna shall in no circumstances be liable in respect of the accuracy or validity of the Market Value Calculation or the Allocation Calculation given jointly by Newco and the Principals Parentcos.

      (i) If the parties cannot agree on the number of Magna Class A Shares to be issued to Newco or any Principals Parentco pursuant hereto, then the number of Magna Class A Shares to be so issued shall be determined by Magna's auditors at that time based on the terms of this Agreement, which determination shall be final and binding on the parties hereto. Each Party shall provide Magna's auditors with whatever information they may reasonably require in this regard.


                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

Section 3.1         Representations and Warranties of Magna.

      Magna represents and warrants to and in favour of the other Parties and acknowledge that the other Parties are relying on such representations and warranties in entering into this Agreement:

      (a) Existence. Magna is a corporation validly existing under the Act, and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

      (b) Corporate Authority and Enforceability. Magna has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. Magna's board of directors has duly authorized the execution, delivery and performance of this Agreement, following the favourable recommendation by the Special Committee. This Agreement has been duly executed and delivered by Magna and is a legal, valid and binding obligation of Magna, enforceable against Magna by each of the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) No Violation. Except for Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any member of the Magna Group under (i) any Magna Contract, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the Magna Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the Magna Group or (iv) any Applicable Law, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect. Except for Regulatory Approvals, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any member of the Magna Group in connection with the execution and delivery of this Agreement or the consummation by Magna of the Principals Exchange.

      (d) Public Disclosure. Magna is a reporting issuer under the Securities Act (Ontario) and has complied in all material respects with its requirements under National Instrument 51-102 - Continuous Disclosure and all other continuous disclosure requirements under all Applicable Laws.

      (e) Taxable Canadian Corporation. Magna is a "taxable Canadian corporation" within the meaning of the Tax Act. As of the date of this Agreement, the value o f the Magna Class A Shares is not derived principally from immoveable property situated in Canada.

Section 3.2 Representations and Warranties of the Principals Parentcos and
            Newco.

      Each of the Principals Parentcos and Newco each represent and warrant to and in favour of the other Parties and acknowledge that the other Parties are relying on such representations and warranties in entering into this Agreement:

      (a) Existence. It is a corporation validly existing under the Act, or under the laws of Austria in the case of PKMAG and SWMAG, or under the Business Corporations Act (Alberta) in the case of DWMAG, and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

      (b) Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation enforceable against it by each of the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) No Violation. Except for Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation under (i) any Contract, (ii) any provision of its articles, by-laws or resolution of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. Except for Regulatory Approvals, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by it in connection with the execution and delivery of this Agreement or the consummation by it of the Principals Exchange.

      (d) Residence. Each of Newco, JPMAG, VGMAG and DWMAG is not a non-resident for purposes of the Tax Act.

Section 3.3 Representations and Warranties of the Principals Parentcos and Newco in respect of the Acquired Corporations.

      The Principal Parentcos and Newco jointly and severally represent and warrant to and in favour of Magna in respect of each of the Acquired Corporations in which any of the Principals Parentcos and Newco directly or indirectly holds shares and acknowledge that Magna is relying on such representations and warranties in entering into this Agreement:

      (a) Existence. The Acquired Corporations are corporations validly existing under the Act and have all necessary corporate power and authority to carry on their business as now conducted, to own or lease and operate their assets and to execute, deliver and perform their obligations under this Agreement.

      (b) Authority and Enforceability. The Acquired Corporations have taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by the Acquired Corporations and is a legal, valid and binding obligation of the Acquired Corporations, enforceable against each of them by Magna in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) No Violation. Except for Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of the Acquired Corporations under
            (i) any material Contract to which they are a party, (ii) any provision of the articles, by-laws or resolutions of their boards of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over them or (iv) any Applicable Law. Except for Regulatory Approvals, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by the Acquired Corporations in connection with the execution and delivery of this Agreement.

      (d) Assets and Property. The Acquired Corporations neither own nor hold any property or assets or any interests therein of any nature or kind whatsoever other than (i) in the case of GKP Holdco, 3,000 Principals Holdco Class A-1 Shares, or 3,000 Principals Holdco Class A-2 Shares into which such Principals Holdco Class A-1 Shares have been converted, (ii) in the case of SW CDN Holdco, 6,500 Principals Holdco Class A-1 Shares, or 6,500 Principals Holdco Class A-2 Shares into which such Principals Holdco Class A-1 Shares have been converted (iii) in the case of Principals Holdco, 15,200 Newco I.5 Class A-1 Shares, or 15,200 Newco I.5 Class A-2 Shares into which such Newco I.5 Class A-1 Shares have been converted, 15,200 Newco
            I.5 Class A Preferred Shares and 400 Newco Class A Shares or 400 Newco Class D Shares into which such Newco Class A Shares have been converted, (iv) in the case of Newco I.5, all of the issued and outstanding shares of each of the Personal Holdcos, (v) in the case of Walker Holdco, 250,000 Magna Class A Shares, (vi) in the case of Wolf Holdco, 250,000 Magna Class A Shares, (vii) in the case of Galifi Holdco, 35,000 Magna Class A Shares, (viii) in the case of Koob Holdco, 35,000 Magna Class A Shares and (ix) in the case of Palmer Holdco, 35,000 Magna Class A Shares, and none of the Acquired

            Corporations has ever carried on or currently carries on or intends to carry on any active business.

      (e) Obligations and Liabilities. Other than under this Agreement and other agreements entered into pursuant to the Transaction Agreement or transactions contemplated thereby, the Acquired Corporations have no obligations or liabilities of any nature or kind whatsoever (whether actual or contingent) including indebtedness to any person, any liabilities in respect of Taxes of any nature or kind whatsoever (except as permitted by Section 3.3(o)(ii)), or in respect of any judgments, orders, fines, penalties, awards or decrees of any court, tribunal or governmental, administrative or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign.

      (f) Paid-up Capital. The paid-up capital for purposes of the Tax Act in respect of the share capital of each of the Acquired Corporations immediately after the Exchange Time will be provided in writing to Magna before the Exchange Time and once so provided will constitute a representation under this Agreement.

      (g) Subsidiaries. At the Exchange Time, (i) GKP Holdco and SW CDN Holdco will have no direct subsidiaries other than Principals Holdco, (ii) Principals Holdco will have no direct subsidiaries other than Newco
            I.5 and Newco, and (iii) Newco I.5 will have no direct subsidiaries other than the Personal Holdcos.

      (h) Employees and Directors. The Acquired Corporations have no employees and their directors and officers receive no remuneration or compensation from the Acquired Corporations.

      (i) Joint Ventures. The Acquired Corporations are not partners, co-tenants, joint venturers or otherwise participants in any partnership, joint venture, co-tenancy or other jointly owned business.

      (j) Claims. There are no claims, investigations, actions, suits or proceedings commenced, pending or threatened by, against or affecting the Acquired Corporations, whether at law or in equity in any court or before or by any federal, provincial, municipal or other governmental or administrative or regulatory department, commission, board, tribunal, bureau, agency or instrumentality, domestic or foreign.

      (k) Compliance with Laws. Except for Regulatory Approvals, the Acquired Corporations are in full compliance with all laws, rules or regulations to which they are subject.

      (l) Approvals and Authorizations. Other than Regulatory Approvals, no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, or notification to any governmental, administrative or regulatory authority or other person is required to be made or obtained by the Acquired Corporations in connection with (i) the execution, delivery, performance or enforcement of this Agreement or (ii) the consummation of any transactions provided for herein.

      (m) Books and Records. The books and records of the Acquired Corporations fairly and correctly set out and disclose in all respects, in accordance with generally accepted accounting principles in Canada consistently applied, the financial position of the Acquired Corporations as of the date thereof and all financial transactions of the Acquired Corporations have been accurately recorded in such books and records.

      (n) Minute Books and Corporate Records. The corporate records and minute books of the Acquired Corporations contain complete and accurate minutes of all meetings and resolutions of the directors (including any committee thereof) and shareholders of the Acquired Corporations held since their incorporation and all such meetings were duly called and held and the share certificate books, register of shareholders, register of transfers and register of directors and officers of the Acquired Corporations are complete and accurate.

      (o)   Tax Matters. With respect to tax matters:

            (i) each Acquired Corporations has duly and in a timely manner filed all Tax Returns required to be filed by it on or before the Exchange Date with the appropriate taxing or other Governmental Entity or agency or if not timely filed has paid any penalties imposed as a result thereof and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon;

            (ii) each Acquired Corporation has duly and in a timely manner paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it and has either paid, or made provision for payment in a manner reasonably acceptable to Magna, for Taxes that are not yet due and payable and that relate to periods ending on or prior to the Exchange Date or any period that includes the Exchange Date;

            (iii) there are no actions, suits, proceedings, investigations, audits, assessments or reassessments or claims now pending or threatened against any Acquired Corporation in respect of any Taxes and there are no matters under discussion, audit or appeal with any taxing or other governmental authority or agency relating to Taxes;

            (iv) none of the Acquired Corporations has requested or entered into any agreement or other arrangement or executed any waiver providing for, an extension of time within which: (A) to file any Tax Return covering any Taxes for which the Acquired Corporation is or may be liable, (B) to file any elections or designations relating to Taxes for which the Acquired Corporation is or may be liable, (C) the Acquired Corporation is required to pay or remit any Taxes or amounts on account of Taxes, or (D) any taxing or other governmental authority or agency may assess or collect Taxes for which the Acquired Corporation is or may be liable;

            (v) to the extent any Acquired Corporation has paid or credited any amount to or for the account or benefit of any person, including, without limitation, any of its directors or any non-resident person, that Acquired Corporation has deducted and remitted to the applicable governmental authority or agency any Taxes or other deductions required to be withheld therefrom under any applicable law, rule or regulation;

            (vi) each Acquired Corporation is a resident of Canada and a taxable Canadian corporation for the purposes of the Tax Act and is not a non-resident owned investment corporation for the purposes of the Tax Act;

            (vii) no amount has been deducted under paragraph 53(2)(g.1) of the
                  Tax Act in computing the adjusted cost base to the shareholders of any Acquired Corporation of the shares of that Acquired Corporation, at any time; and

            (viii) no Acquired Corporation has been party to any transactions with any person (other than Magna) with whom it does not deal at arm's length within the meaning of the Tax Act which would result in any liability of the Acquired Corporation for Taxes under the provisions of section 160 of the Tax Act or an analogous provision of any applicable provincial legislation.

      (p) Share Capital. The authorized share capital of:

            (i) GKP Holdco consists of an unlimited number of GKP Holdco Class A-1 Shares and an unlimited number of GKP Holdco Class A-2 Shares, of which (x) 1,000 GKP Holdco Class A-1 Shares, Series 3, (y) 1,000 GKP Holdco Class A-1 Shares, Series 4, and (z) 1,000 GKP Holdco Class A-1 Shares, Series 5 and no GKP Holdco Class A-2 Shares are issued and outstanding as of the date of this Agreement and at the Exchange Time such GKP Holdco Class A-1 Shares and GKP Holdco Class A-2 Shares into which such GKP Holdco Class A-1 Shares have been converted will constitute all of the issued and outstanding share capital of GKP Holdco;

            (ii) SW CDN Holdco consists of an unlimited number of common shares of which 100 common shares are issued and outstanding as of the date of this Agreement and at the Exchange Time such shares will constitute all of the issued and outstanding share capital of SW CDN Holdco;

            (iii) Principals Holdco consists of an unlimited number of
                  Principals Holdco Class A-1 Shares and an unlimited number of Principals Holdco Class A-2 Shares, of which (v) 6,500 Principals Holdco Class A-1 Shares, Series 1, (w) 6,500 Principals Holdco Class A-1 Shares, Series 2, (x) 1,000 Principals Holdco Class A-1 Shares, Series 3, (y) 1,000 Principals Holdco Class A-1 Shares, Series 4, and (z) 1,000 Principals Holdco Class A-1 Shares, Series 5 and no Principals Holdco Class A-2 Shares are issued and outstanding as of the date of this Agreement and at the Exchange Time such Principals Holdco Class A-1 Shares and any Principals Holdco Class A-2 Shares into which such Principals Holdco Class A-1 Shares have been converted will constitute all of the issued and outstanding share capital of Principals Holdco and all such shares will be owned by GKP Holdco, SW CDN Holdco and DWMAG;

            (iv) Newco I.5 consists of 15,200 Newco I.5 Class A-1 Shares, 15,200 Newco I.5 Class A-2 Shares, 84,800 Newco I.5 Class B Shares, 15,200 Newco I.5 Class A Preferred Shares and 84,800 Newco I.5 Voting Preferred Shares, of which (i) 6,175 Newco
                  I.5 Class A-1 Shares, Series 1, (i) 6,175 Newco I.5 Class A-1,

                  Series 2, (iii) 950 Class A-1 Shares, Series 3, (iv) 950 Newco
                  I.5 Class A-1, Series 4, (v) 950 Newco I.5 Class A-1, Series 5, (vi) no Newco I.5 Class A-2 Shares, (vi) 6,175 Newco I.5 Class A Preferred Shares, Series 1, (vii) 6,175 Newco I.5 Class A Preferred Shares, Series 2, (viii) 950 Newco I.5 Class A Preferred Shares, Series 3, (ix) 950 Newco I.5 Class A Preferred Shares, Series 4, (x) 950 Newco I.5 Class A Preferred Shares, Series 5, (xi) 84,800 Newco I.5 Class B Shares and (xii) 84,800 Newco I.5 Voting Preferred Shares are issued and outstanding as of the date of this Agreement and at the Exchange Time such shares in addition to any shares issued or less any shares redeemed or cancelled pursuant to the Principals Agreement will constitute all of the issued and outstanding share capital of Newco I.5 and all such shares will be owned by Newco or Principals Holdco;

            (v) Walker Holdco consists of an unlimited number of common shares, of which 100 common shares are issued and outstanding as of the date of this Agreement and at the Exchange Time such shares will constitute all of the issued and outstanding share capital of Walker Holdco and all such shares will be owned by Newco I.5;

            (vi) Wolf Holdco consists of an unlimited number of common shares, of which 100 common shares are issued and outstanding as of the date of this Agreement and at the Exchange Time such shares will constitute all of the issued and outstanding share capital of Wolf Holdco and all such shares will be owned by Newco I.5;

            (vii) Galifi Holdco consists of an unlimited number of common shares, of which 100 common shares are issued and outstanding as of the date of this Agreement and at the Exchange Time such shares will constitute all of the issued and outstanding share capital of Galifi Holdco and all such shares will be owned by Newco I.5;

            (viii) Koob Holdco consists of an unlimited number of common shares, of which 100 common shares are issued and outstanding as of the date of this Agreement and at the Exchange Time such shares will constitute all of the issued and outstanding share capital of Koob Holdco and all such shares will be owned by Newco I.5; and

            (ix) Palmer Holdco consists of an unlimited number of common shares, of which 100 common shares are issued and outstanding as of the date of this Agreement and at the Exchange Time such shares will constitute all of the issued and outstanding share capital of Koob Holdco and all such shares will be owned by Newco I.5.

            Except for such shares, there are no shares of capital stock or other equity securities of the Acquired Corporations issued, reserved for issuance or outstanding. Other than shares issuable by Newco I.5 pursuant to the Principals Agreement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating the Acquired Corporations to issue or sell any shares of the Acquired Corporations or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of the Acquired Corporations.

Section 3.4 Representation of Principals.

      Each Principal represents to the other Parties that he is entering into this Agreement for business purposes.

Section 3.5 Survival of Representations and Warranties.

      Notwithstanding the Limitations Act, 2000 (Ontario), all representations and warranties contained in this Agreement and in all certificates delivered pursuant to this Agreement shall survive until the date that is 15 months after the Exchange Date, except that the representations and warranties contained in Sections 3.3(f) and 3.3(o) shall survive until the date that is 60 days after the expiration of the period during which an assessment or reassessment for Taxes may be issued in respect of the taxation year or reporting period to which the relevant representation or warranty relates.


                                    ARTICLE 4
                                    COVENANTS

Section 4.1 Covenants of the Parties.

      Without in any way limiting the obligations of the Parties under this Agreement, except as contemplated hereby:

      (a) Availability of Documents. Commencing on the date of this Agreement, the Parties other than Magna (the "Non-Magna Parties") shall, upon prior written notice by Magna, make available to Magna and its representatives all minute books, share certificate books, share registers, books of account, accounting records, corporate documents and all other books or records, documents, information or data relating to the Acquired Corporations (collectively the "Acquired Corporation Documents"). Until the Exchange Time, Magna agrees that, except as authorized by the Non-Magna Parties or as required by Applicable Law, Magna and any of its representatives will not disclose to any third party any confidential information or data relating to the Acquired Corporations discovered by Magna or its respective representatives as a result of their review of the Acquired Corporations Documents.

      (b) Compliance with Laws. The Non-Magna Parties shall comply with all applicable securities and other laws of Canada and the provinces in connection with the transfer of the shares of the Acquired Corporations to Magna pursuant hereto.

      (c) Directors and Officers. The Non-Magna Parties shall cause all officers and directors of the Acquired Corporations to resign, and all such officers and directors shall deliver a release in form and substance reasonably satisfactory to Magna in respect of any liability or obligation of the relevant Acquired Corporation, in each case effective as at the Exchange Date, and Magna shall cause the requisite filings in respect thereof to be made with Industry Canada on a timely basis.

      (d) Tax Returns. The Non-Magna Parties agree that they will cause the Acquired Corporations, at their own cost and expense, to duly and timely file all Tax Returns not yet filed for all periods ending on or prior to the Exchange Date, that such returns as filed will be complete and correct, that, prior to filing, such returns will be provided to Magna for its approval as to form and substance, such approval not to be unreasonably withheld, that all Taxes payable by any Acquired Corporation in respect of such periods shall be paid by it on a timely basis, that copies of all returns filed will be provided to Magna forthwith after they have been filed and that in any event all such Tax Returns will be filed no later than the date on which they are required to be filed in accordance with the provisions of the Tax Act or other applicable law and all Taxes payable pursuant thereto will be paid, or provision for payment in a manner reasonably acceptable to Magna will be made.

      (e) Notice of Certain Events. Each of the Parties hereto shall promptly advise the other Parties in writing if it becomes aware of:

            (i) any event occurring after the date of this Agreement that would reasonably be expected to render any of the representations and warranties given by it in this Agreement untrue or inaccurate if made on or as of the date of the Exchange Time; or

            (ii) any matter, event or occurrence (including a change in the tax treatment of the Principals Exchange) that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of a Principals Exchange.

      (f) Satisfaction of Conditions. Each of the Parties hereto shall use its commercially reasonable efforts to satisfy the conditions contained in Article 5 and shall take such commercially reasonable measures as are lawful and within its power or control to effect the Exchange in accordance with the terms of this Agreement.

      (g)   Tax Elections.

            (i) At the request of Newco or any of the Principals Parentcos (collectively, the "Vendors" and each, a "Vendor"), Magna shall jointly make with such Vendor one or more elections in prescribed or approved form under subsection 85(1) of the Tax Act and the applicable provisions of the legislation of any other relevant jurisdiction, in respect of the Exchange of shares pursuant hereto. For the purposes of such election or elections, the elected amounts shall be such amounts as shall be determined by such Vendor, in its sole and absolute discretion, subject to compliance with Applicable Law.

            (ii) The requesting Vendor shall prepare such election forms and Magna shall execute such forms and return them to the requesting Vendor in a timely manner.

      (h) Section 116 Certificate.

            (i) Each of SWMAG and PKMAG shall use reasonable commercial efforts to deliver or cause to be delivered to Magna prior to the Exchange Date a certificate (the "Section 116(2) Certificate") issued by the Canadian Minister of National Revenue (the "Minister") pursuant to subsection 116(2) of the Tax Act with a "certificate limit" (as defined in subsection 116(2) of the Tax Act) that is not less than the Market Value on the Exchange Date of the Magna Class A Shares to be issued to such Vendor (the "Purchase Price").

            (ii) If either SWMAG or PKMAG does not deliver or cause to be delivered to Magna the Section 116(2) Certificate prior to the Exchange Date or the certificate limit in any Section 116(2) Certificate delivered to Magna is less than the Purchase Price for such Vendor and the Exchange is effected, subject to clause (iii) below, such Vendor acknowledges that Magna shall be entitled to deduct and withhold from the Purchase Price an amount equal to 25% of such Purchase Price (determined in Canadian dollars as of the Exchange Date) (the "Withheld Amount") on the following terms and conditions:

                  (A) Such Vendor shall provide Magna on or before the Exchange Date with immediately available funds equal to the Withheld Amount or with an irrevocable letter of credit issued by a financial institution satisfactory to Magna naming Magna as the beneficiary in an amount not less than the Withheld Amount and that may be drawn down in any circumstance in which Magna is required to remit the Withheld Amount in accordance with subclause (C) or
                        (D) below (a "Replacement LC"). The cash or Replacement LC so provided to Magna shall from that point in time constitute the Withheld Amount. If such Vendor does not fund the Withheld Amount as provided for above, then (i) upon Magna receiving written direction signed by all of the Non-Magna Parties, the Exchange Date shall be deferred to a date not more than 365 days after the original Exchange Date, or (ii) the other Non-Magna Parties shall be entitled to fund the Withheld Amount, in which case, such Vendor shall be obliged to repay the amount so funded to the other Non-Magna Parties with interest per annum at the prime rate quoted by the Bank of Nova Scotia plus 2% calculated monthly not in advance and the Magna Class A Shares to be issued to such Vendor pursuant hereto shall be delivered to the other Non-Magna Parties to be held as security for such repayment obligation.

                  (B) Promptly upon such Vendor delivering to Magna either:

                        (I) The Section 116(2) Certificate with a certificate limit not less than the Purchase Price, or

                        (II) a certificate issued by the Minister pursuant to subsection 116(4) of the Tax Act in respect of the

                              Exchange described in Section 2.2 above (the
                              "Section 116(4) Certificate"),

                        the Withheld Amount shall be delivered to such Vendor;

                  (C)   If neither the Section 116(2) Certificate nor the
                        Section 116(4) Certificate has been provided to Magna on or before the date (the "Remittance Date") that is the 25th day after the end of the month in which the Exchange Date occurs, Magna shall remit by the 30th day after the end of the month in which the Exchange Date occurs the Withheld Amount to the Receiver General for Canada in satisfaction of Magna's obligation to withhold and remit 25% of the Purchase Price pursuant to subsection 116(5) of the Tax Act, unless prior to the Remittance Date such Vendor provides written evidence to Magna that the Minister or the Canada Revenue Agency has acknowledged in writing that the Withheld Amount need not be remitted at such time, (a "Comfort Letter") in which case subclause (D) shall apply to defer the time at which the Withheld Amount is required to be remitted; and

                  (D) Where this subclause (D) applies to defer the time at which the Withheld Amount is required to be remitted to the Receiver General for Canada under subsection 116(5) of the Tax Act, the provisions of this Section 4.1(h)(ii) shall continue to apply to the Withheld Amount as if the reference in subclause (c) to the Remittance Date and in subsection 116(5) of the Tax Act to the date that such amount is required to be remitted to the Receiver General for Canada were instead a reference to the date set by the Minister or the Canada Revenue Agency, as the case may be, pursuant to the Comfort Letter, as the date for the remittance.

            (iii) If the certificate limit of the Section 116(2) Certificate provided to Magna is less than the Purchase Price, Magna shall remit 25% of the difference between the certificate limit and the Purchase Price to the Receiver General for Canada and the balance of the Withheld Amount shall be paid forthwith to such Vendor.

      (i) Regulatory Approvals. Each of the Parties hereto shall apply for and use all commercially reasonable efforts to obtain promptly any

            Regulatory Approvals that are required for the Exchange, including making all filings or submissions as are required to obtain all such Regulatory Approvals and promptly filing any additional information requested by any Governmental Entity. Each of the Parties hereto shall promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing, notification or submission which is necessary or desirable in connection with obtaining any Regulatory Approval.

      (j) Liabilities. Prior to the Exchange Time the Acquired Corporations shall not incur any liabilities or obligations of any nature or kind whatsoever (whether accrued, absolute, contingent, unasserted or otherwise) other than (i) Tax liabilities incurred by the Personal Holdcos as a result of holding Magna Class A Shares, (ii) liabilities to pay dividends and (iii) liabilities and obligations contemplated by the Transaction Agreement or transactions contemplated thereby or this Agreement.


                                    ARTICLE 5
                        CONDITIONS TO PRINCIPALS EXCHANGE

Section 5.1 Mutual Conditions.

      The respective obligations of the Parties hereunder to consummate the Principals Exchange are subject to the satisfaction or waiver, at or before the Exchange Time, of the following conditions precedent, each of which may only be waived by unanimous consent of the Parties:

      (a)   Exchange. An Exchange shall have occurred.

      (b) No Termination. This Agreement shall not have been terminated in accordance with its terms.

      (c) Regulatory Approvals. All Regulatory Approvals shall have been obtained or satisfied and shall not have been revoked and reasonably satisfactory evidence of the receipt of such Regulatory Approvals shall have been delivered to each Party.

      (d) No Law. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law, including any cease trading or stop order with respect to the Magna Class A Shares, which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the Principals Exchange or which results in the Principals Exchange causing a material adverse effect on Magna.

      (e) No Legal Restraint. No material legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit this Agreement or the Principals Exchange.

      (f) No Objection. Neither the Market Value Calculation nor the Allocation Calculation shall be in dispute.

Section 5.2 Conditions in favour of Magna.

      The obligations of Magna hereunder to consummate the Principals Exchange are subject to the satisfaction at or before the Exchange Time of the following conditions for the exclusive benefit of Magna, any of which may be waived in writing by Magna:

      (a) Representations and Warranties of the Principals Parentcos and Newco. The representations and warranties of each of the Principals Parentcos and Newco contained in this Agreement in favour of Magna shall be true and correct at the Exchange Time with the same force and effect as if the representations and warranties were made at and as of such time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of the Principals Parentcos and Newco by an officer of them and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably.

      (b) Covenants. Each of the Principals Parentcos and Newco shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Exchange Time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of the Principals Parentcos and Newco by an officer of them and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably.

      (c) No Tax Liability. Magna shall be satisfied and shall be permitted to take all reasonable action to be satisfied that the Tuck Transactions will not give rise to liability for Taxes for Magna or any of the Acquired Corporations or expose Magna to liability for Taxes of the Acquired Corporations or other adverse tax consequence for Magna.

      (d) No Liens. Magna shall be satisfied that all shares in the capital of the Acquired Corporations are free and clear of all liens as at the Exchange.

      (e) No Contracts. Magna shall be satisfied that the Acquired Corporations are not party to or bound or affected by any Contract, other than contracts which are necessary for or incidental to the Transaction Agreement.

      (f) Corporate Records. The minute books and corporate records, including copies of all filings with any Governmental Entity, of each of the Acquired Corporations shall have been made available to Magna and Magna shall be satisfied with their contents, acting reasonably.

      (g) Opinion of Counsel. Magna shall have received opinions of counsel to the Principals Parentcos, Newco and the Acquired Corporations dated as of the Exchange Date acceptable to Magna as to such matters as may be requested by Magna, acting reasonably, including an opinion acceptable to Magna, acting reasonably, as to any liability for Taxes of the Acquired Corporations.

      (h) Ownership of Acquired Corporations. Magna shall be satisfied that no Person other than Magna and any Acquired Corporation will be a shareholder of any Acquired Corporation upon the completion of the Principals Exchange.

      (i) Assets of the Acquired Corporations. None of the Acquired Corporations shall hold any assets other than Magna Class A Shares, shares of other Acquired Corporations, cash, rights to receive Tax refunds or other assets satisfactory to Magna.

      (j) Section 116(2) Certificate. Each of SWMAG and PKMAG shall have provided Magna with a Section 116(2) Certificate referred to in
            Section 4.1(h)(i) or Magna shall have been provided with cash equal to the Withheld Amount or a Replacement LC in accordance with
            Section 4.1(h)(ii)(A).

Section 5.3 Conditions in favour of the Principals Parentcos.

      The obligations of each of the Principals Parentcos hereunder to consummate the Principals Exchange are subject to the satisfaction at or before the Exchange Time of the following conditions for the exclusive benefit of each of the Principals Parentcos, any of which may be waived in writing by a Principals Parentco:

      (a) Representations and Warranties. The representations and warranties of each of the other Parties contained in this Agreement in favour of a Principals Parentco shall be true and correct at the Exchange Time with the same force and effect as if the representations and warranties were made at and as of such time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of the other Parties giving such representations and warranties by an officer of it and delivered to the Principals Parentcos, each such certificate to be in form and substance satisfactory to the Principals Parentcos, acting reasonably.

      (b) No Tax Liability. Each Principals Parentco shall be satisfied and shall be permitted to take all reasonable action to be satisfied that the Principals Exchange will not give rise to liability for Taxes or other adverse tax consequence for each such Principals Parentco.


                                    ARTICLE 6
                                   TERMINATION

Section 6.1 Termination.

      This Agreement shall be terminated and the transactions contemplated hereby abandoned by the mutual agreement of Magna, Newco and the Principals Parentcos at any time.

Section 6.2 Remedies.

      In the event of the valid termination of this Agreement as provided in
Section 6.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of any Party or their respective officers or directors hereunder, except that the provisions of Section 6.3 and this Section 6.2 shall remain in full force and effect and shall survive any such termination.

Section 6.3 Expenses.

      Except as otherwise provided in this Agreement, Newco and the Principals Parentcos shall each bear and pay all costs, expenses and fees incurred by it in connection with the transactions contemplated by this Agreement and for all costs and expenses (including counsel's fees and expenses and fees and expenses of auditors) incurred by Magna after entering into this Agreement in connection with effecting the transactions contemplated hereby.

                                    ARTICLE 7
                                     CLOSING

Section 7.1 Closing of the Principals Exchange.

      Closing of the Principals Exchange shall take place at the offices of Osler, Hoskin & Harcourt LLP, in Toronto, Ontario at 10:00 a.m. (Toronto time) on the Business Day following the later of (i) the consummation of the Exchange and (ii) the day that the conditions to this Agreement are satisfied or waived. Each Party shall deliver, at the closing of the Principals Exchange, such certificates, resolutions, opinions and other customary closing documents as may be required by the other Parties, acting reasonably.

Section 7.2 Further Assurances.

      Each Party covenants and agrees that, from time to time, subsequent to the Exchange Time, such party will, at the request of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents, tax elections (or any amendment thereto) and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request to be executed or done in order to better evidence, perfect or effectuate any provision of this Agreement or any of the respective obligations intended to be created hereby.


                                    ARTICLE 8
                                 INDEMNIFICATION

Section 8.1 Indemification.

      (a) After the Exchange Time, each of the Principals, Principals Parentcos and Newco shall indemnify and save harmless Magna and the Acquired Corporations (and their directors and officers, employees, advisors and agents) from all actions, claims, demands, processes, proceedings, losses, damages, liabilities, deficiencies, Taxes (whether or not such Taxes have been assessed or reassessed as at the date hereof), and any instalments with respect thereto, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) (collectively "Liabilities") whether in contract or tort or otherwise suffered or incurred by Magna and/or the Acquired Corporations (and their directors, officers, employees and agents), the whole to be computed on an after-tax basis, as a result of or arising directly or indirectly out of or in connection with any breach by the Principals Parentcos or Newco of any representation, warranty, obligation or covenant of the Principals Parentcos or Newco contained in this Agreement or any certificate or document delivered pursuant hereto.

      (b) After the Exchange Time, each of the Principals, Principals Parentcos and Newco shall indemnify and save harmless Magna and the Acquired Corporations (and their directors and officers, employees, advisors and agents) from all Liabilities whether in contract or tort or otherwise suffered or incurred by Magna or the Acquired Corporations (and their directors, officers, employees and agents), the whole to be computed on an after-tax basis, as a result of or arising directly or indirectly out of or in connection with:

            (i) any breach by any of the Principals Parentcos or Newco of any obligation or covenant of the Principals Parentcos or Newco contained in the Agreement or any certificate or document delivered pursuant hereto;

            (ii) any Liability sustained, suffered, incurred, assumed or acquired by the Principals Parentcos or Newco on or before, or related to any matter occurring on or before, the consummation of the Tuck Transactions; and

            (iii) any Liability which would not have been sustained, suffered, incurred, assumed or acquired by (or which would not have been asserted, threatened or be pending against) Magna, the Principals Parentcos, Newco or the Acquisition Corporations but for the Tuck Transactions pursuant to this Agreement, including all Liabilities which, as a result of the Tuck Transactions, are assumed or incurred by Magna, the Principals Parentcos, Newco or the Acquisition Corporations, and other than any Liability relating to covenants, representations or warranties given by Magna pursuant to this Agreement.

Section 8.2 Limitation.

      Each of the Principals, Principals Parentcos and Newco will be responsible for any Liability incurred by Magna or an Acquired Corporation pursuant to
Section 8.1 to the extent that such Liability is referable to such Principal, Principals Parentco or Newco or any Acquired Corporation in which such Principal, Principals Parentco or Newco held a direct or indirect interest at the Exchange Time, with the Liability to be borne in proportion to the portion of the aggregate number of equity securities of such Acquired Corporation owned directly or indirectly by such Principal, Principals Parentco or Newco and his or its permitted transferees at the Exchange Time.

Section 8.3 Notice of Claim.

      In the event that a Party (the "Indemnified Party") shall become aware of any claim, proceeding or other matter (a "Claim") in respect of which another Party (the "Indemnifying Party") agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the gross negligence or wilful misconduct of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Liabilities incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis.

Section 8.4 Direct Claims.

      With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 30 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

Section 8.5 Third Party Claims.

      With respect to any Third Party Claim, the Indemnified Party shall have the exclusive right, at the expense of the Indemnifying Party, to contest, settle or pay the amount claimed and to retain counsel and other experts or advisors selected by the Indemnified Party in its sole discretion in connection therewith; provided, however, that the Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnified Party elects to assume such control, the Indemnifying Party shall have the right, at its sole expense, to participate in the negotiation, settlement or defence of such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

Section 8.6 Reduction, Set-off, Payment and Co-operation.

      The Indemnifying Party shall pay to the Indemnified Party all amounts for which the Indemnifying Party is liable pursuant to this Article 9 promptly after the Indemnified Party incurs the Liability in respect of which such liability arises. If such amount is not so paid, the Indemnified Party may deduct or set-off such amount from any obligation it may have to the Indemnifying Party. The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).


                                    ARTICLE 9
                                   ARBITRATION

Section 9.1 Settling Disputes.

      Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party, shall be referred to and finally resolved by arbitration in accordance with the provisions of the Arbitration Act, 1991 (Ontario) in effect on the date of this Agreement. The seat of the arbitration shall be Toronto, Ontario and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each of (i) Magna and (ii) Newco and the Principals Parentcos shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either of (i) Magna and (ii) Newco and the Principals Parentcos may apply to the Ontario Superior Court of Justice for the appointment of the third arbitrator.

Section 9.2 Right to Oral Discovery.

      Notwithstanding anything to the contrary in the provisions of the Arbitration Act, 1991 (Ontario), each Party shall have the right to conduct an oral discovery of a representative of the other Parties.

Section 9.3 Injunctive Relief.

      Nothing in this Article 9 shall preclude one of the Parties from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.


                                   ARTICLE 10
                                  MISCELLANEOUS

Section 10.1 Notices.

      Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

         (a) to Magna at:

         Magna International Inc.
         337 Magna Drive
         Aurora, Ontario
         L4G 7K1

         Attention:        Executive Vice President, Special Projects
         Facsimile:        (905) 726-7164

         with a copy to:

         Osler, Hoskin & Harcourt LLP
         1 First Canadian Place
         66th Floor, 100 King Street West
         Toronto, Ontario
         M5X 1B8

         Attention:        Jean M. Fraser
         Facsimile:        (416) 862-6666


         (b) to Siegfried Wolf, SW CDN Holdco or SWMAG at:

         c/o Magna International Europe AG
         Magna Strasse 1
         2522 Oberwaltersdorf
         Austria

         Attention:        Siegfried Wolf
         Facsimile:        +43  2253 600-1020

         (c) to Donald J. Walker, Walker Holdco or DWMAG at:

         c/o Magna International Inc.
         337 Magna Drive
         Aurora, Ontario, L4G 7K1

         Attention:        Donald J. Walker
         Facsimile:        (905) 726-2593

         (d) to Vincent J. Galifi, Galifi Holdco or VGMAG at:

         c/o Magna International Inc.
         337 Magna Drive
         Aurora, Ontario, L4G 7K1

         Attention:        Vincent Galifi
         Facsimile:        (905) 726-2595

         (e) to Peter Koob, Koob Holdco or PKMAG at:

         c/o Magna International Europe AG
         Magna Strasse 1
         2522 Oberwaltersdorf
         Austria

         Attention:        Peter Koob
         Facsimile:        +43 2253 600 1020


         (f) to Jeffrey O. Palmer, Palmer Holdco or JPMAG at:

         c/o Magna International Inc.
         337 Magna Drive
         Aurora, Ontario, L4G 7K1

         Attention:        Jeffrey O. Palmer
         Facsimile:        (905) 726-7455

         (g) to Principals Holdco at:


         c/o Magna International Inc.
         337 Magna Drive
         Aurora, Ontario, L4G 7K1

         Attention:        Jeffrey O. Palmer
         Facsimile:        (905) 726-7455

         with a copy to each of Galifi, Koob, Walker and Wolf

         (h) to Newco or Newco I.5 at:

         c/o Magna International Inc.
         337 Magna Drive
         Aurora, Ontario, L4G 7K1

         Attention:        Belinda Stronach
         Facsimile:        (905) 726-7494

         with a copy to:

         Stikeman Elliott LLP
         5300 Commerce Court West
         199 Bay Street
         Toronto, Ontario
         M5L 1B9

         Attention:        Edward J. Waitzer
         Facsimile:        (416) 947-0866

         and to:

         Miller Thomson LLP
         40 King Street West
         Suite 5800
         Toronto, Ontario
         M5H 3S1

         Attention:        John Campbell
         Facsimile:        (416) 595-8695

      (i) to any other Person, at the address for such Person set out in the counterpart copy of this Agreement or other written agreement pursuant to which such Person agrees to be bound by this Agreement.

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day). A Party may change its address for service and may add "copy to" parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed.

Section 10.2 Time of the Essence.

      Time is of the essence in this Agreement.

Section 10.3 Announcements.

      No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

Section 10.4 Third Party Beneficiaries.

      The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 10.5 No Agency or Partnership.

      Nothing contained in this Agreement makes or constitutes any Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of any other Party.

Section 10.6 Amendments.

      This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties to be bound thereby.

Section 10.7 Waiver.

      No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar) nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 10.8 Entire Agreement.

      This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 10.9 Successors and Assigns.

      This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective heirs, executors, administrators, legal representatives, successors and permitted assigns. Except as otherwise provided in this Agreement, a Party may not assign any of its rights or obligations hereunder without the prior written consent of the other Parties

Section 10.10 Severability.

      If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 10.11 Governing Law.

      This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 9, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 10.12 Counterparts.

      This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

      IN WITNESS WHEREOF the Parties have executed this Principals Exchange Agreement.

                                 MAGNA INTERNATIONAL INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer

                                  M UNICAR INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer


                                 2143453 ONTARIO INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer


                                 MPMAG HOLDINGS INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer

                                 VGMAG HOLDINGS INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer

                                 MAKRIST BETEILIGUNGEN GMBH

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer

                                   JPMAG INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer

                                 WSA BETEILIGUNGS GMBH

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer

                                   DWMAG INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer

                                GKP HOLDINGS INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer

                                 SW CDN HOLDINGS INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer

                                 DW HOLDCO INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer


                                 SW HOLDCO INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer


                                 VG HOLDCO INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer

                                 PK HOLDCO INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer

                                 JOP HOLDCO INC.

                                 By:
                                          ------------------------------------
                                          Authorized Signing Officer



--------------------------------       -----------------------------------
Witness                                Donald J. Walker



--------------------------------       -----------------------------------
Witness                                Siegfried Wolf



--------------------------------       -----------------------------------
Witness                                Vincent J. Galifi



--------------------------------       -----------------------------------
Witness                                Peter Koob



--------------------------------       -----------------------------------
Witness                                Jeffrey O. Palmer

Exhibit D

                                                                EXECUTION COPY





                                446 HOLDINGS INC.

                                       and

                              VELERON HOLDING B.V.

                                  as Investors

                                       and

                               MPMAG HOLDINGS INC.

                              as Principals Holdco

                                       and

                                  M UNICAR INC.

                                    as Newco

                                       and

                              2143453 ONTARIO INC.

                                  as Newco I.5

                                       and

                              2143455 ONTARIO INC.

                                   as Newco II




------------------------------------------------------------------------------


                  NEWCO II UNANIMOUS SHAREHOLDERS AGREEMENT

                               September 20, 2007


------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                    ARTICLE 1
                                 INTERPRETATION

Section 1.1   Defined Terms..................................................1
Section 1.2   Gender and Number..............................................8
Section 1.3   Sections and Headings..........................................8
Section 1.4   Currency.......................................................8
Section 1.5   Certain Phrases................................................8
Section 1.6   Statutory References...........................................9

                                    ARTICLE 2
                      IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1   Actions in Accordance with Agreement...........................9
Section 2.2   Conflicts......................................................9
Section 2.3   Newco I.5 and Newco II Consent................................10
Section 2.4   Share Certificates............................................10
Section 2.5   Term of Agreement.............................................10
Section 2.6   Agreement to be Bound.........................................10
Section 2.7   Deemed Consent under Articles.................................11

                                  ARTICLE 3
              BUSINESS AND MANAGEMENT OF NEWCO I.5 AND NEWCO II

Section 3.1   Business of Newco I.5 and Newco II............................11
Section 3.2   Distributions.................................................11
Section 3.3   Approval of the Investors.....................................11
Section 3.4   Maintenance...................................................12

                                    ARTICLE 4
                           DIRECTORS AND SHAREHOLDERS

Section 4.1   Directors of Newco I.5 and Newco II...........................12
Section 4.2   Appointment of Directors of Magna and Voting of Magna Shares..13
Section 4.3   Indemnification...............................................14

                                    ARTICLE 5
                            RESTRICTIONS ON TRANSFER

Section 5.1   Restrictions on Transfer by Investors.........................15
Section 5.2   Permitted Transfers by Investors..............................15
Section 5.3   Encumbering of Newco II Shares or Newco II Loan...............15


                                       (i)

                                    ARTICLE 6
                         REPRESENTATIONS AND WARRANTIES

Section 6.1   Representations and Warranties of the Investors...............16
Section 6.2   Survival......................................................17

                                    ARTICLE 7
                                   ARBITRATION

Section 7.1   Settling Disputes.............................................17
Section 7.2   Right to Oral Discovery.......................................18
Section 7.3   Injunctive Relief.............................................18

                                    ARTICLE 8
                                  MISCELLANEOUS

Section 8.1   Principals Agreement..........................................18
Section 8.2   Notices.......................................................18
Section 8.3   Time of the Essence...........................................23
Section 8.4   Announcements.................................................23
Section 8.5   Third Party Beneficiaries.....................................23
Section 8.6   No Agency or Partnership......................................24
Section 8.7   Expenses......................................................24
Section 8.8   Amendments and Waivers........................................24
Section 8.9   Entire Agreement..............................................24
Section 8.10  Successors and Assigns........................................24
Section 8.11  Severability..................................................25
Section 8.12  Governing Law.................................................25
Section 8.13  Counterparts..................................................25

                                    ARTICLE 9
                    RELEASE BY PRINCIPALS HOLDCO OF NEWCO II

Section 9.1   Release by Principals Holdco of Newco II.....................25




                                      (ii)

                  NEWCO II UNANIMOUS SHAREHOLDERS AGREEMENT

      Newco II Unanimous Shareholders Agreement dated September 20, 2007 among 446 Holdings Inc. ("446"), Veleron Holding B.V. ("RM Sub"), MPMAG Holdings Inc. ("Principals Holdco"), M Unicar Inc. ("Newco"), 2143453 Ontario Inc. ("Newco I.5") and 2143455 Ontario Inc. ("Newco II").

RECITALS:

      (a) Newco is the registered and beneficial owner of 84,800 Voting Preferred Shares and 84,800 Class B Common Shares of Newco I.5;

      (b) Newco I.5 is the registered and beneficial owner of 100 Class B Common Shares and 1,000,000 Non-Voting Preferred Shares of Newco II;

      (c) 446 is the registered and beneficial owner of 42,000 Class B Shares of Newco;

      (d) RM Sub is the registered and beneficial owner of 42,000 Class C Common Shares of Newco and 100 Class A Common Shares of Newco II, and has made the Newco II Loan to Newco II;

      (e) Principals Holdco is the registered and beneficial owner of 15,200 Class A-1 Common Shares and 15,200 Class A Preferred Shares of Newco I.5; and

      (f) the Parties have entered into this Agreement to establish, among other things, rights and obligations arising out of, or in connection with, the ownership of shares of Newco I.5 and Newco II.

      In consideration of the above recitals, the agreements of the Parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Parties agree as follows:


                                    ARTICLE 1
                                 INTERPRETATION

Section 1.1 Defined Terms.

      As used in this Agreement, the following terms have the following meanings:

      "446" means 446 Holdings Inc., a corporation existing under Act, and its successors.

      "446 Magna Nominees" has the meaning specified in Section 4.2(1)(a).

      "Act" means the Business Corporations Act (Ontario).

      "Agreement" means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

      "affiliate" has the meaning ascribed to such term from time to time in the Securities Act (Ontario).

      "Applicable Laws" means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

      "Business Day" means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York, or Moscow, Russia.

      "Collateral" has the meaning assigned to it in the Exit Agreement.

      "Contract" means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

      "Directors" means the Persons who are elected or appointed as directors of, as the context requires, Newco I.5 or Newco II, in accordance with this Agreement.

      "Exchange Agreement" means the exchange agreement dated the date hereof among Magna, 446, RM, RM Sub, 445327 Ontario Limited, Newco I.5 and Newco II.

      "Exchange Time" has the meaning specified in the Exchange Agreement.

      "Exit Agreement" means the exit agreement dated the date hereof among Newco, Newco I.5, Newco II, 445327 Ontario Limited, 446, RM and RM Sub.

      "Governmental Entity" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorite des marches financiers du

      Quebec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

      "GKP Holdco" means GKP Holdings Inc., a corporation existing under the Act, and its successors.

      "Independent" means directors of Magna who are "independent" within the meaning of Multilateral Instrument 52-110 - Audit Committees (or any successor instrument) and under any applicable rules of any stock exchange upon which the Magna Shares are listed.

      "Investor" means each of 446 and RM Sub and any Permitted Transferee to whom RM Sub has Transferred Newco II non-voting common shares in accordance with the terms of this Agreement.

      "Investors Agreement" means the Investors Agreement dated the date hereof between 446 and RM Sub.

      "Lien" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer).

      "Magna" means Magna International Inc., a corporation existing under the Act, and its successors.

      "Magna Class A Shares" means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna,
      (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class A subordinate voting shares in the capital of Magna or any of the other above securities.

      "Magna Class B Shares" means the class B shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class B shares in the capital of Magna.

      "Magna Corporate Constitution" means the Corporate Constitution which forms part of the articles of arrangement of Magna.

      "Magna Directors" has the meaning specified in Section 4.2(1).

      "Magna Group" means Magna and its Subsidiaries, taken as a whole.

      "Magna Shares" means, collectively, the Magna Class A Shares and the Magna Class B Shares.

      "Newco" means M Unicar Inc., a corporation existing under the Act, and its successors.

      "Newco I.5" means 2143453 Ontario Inc., a corporation existing under the Act, and its successors.

      "Newco I.5 Shares" means the Voting Preferred Shares and Class A-1 Common Shares of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Voting Preferred Shares or Class A-1 Common Shares in the capital of Newco I.5 or any of the other above securities.

      "Newco II" means 2143455 Ontario Inc., a corporation existing under the Act, and its successors.

      "Newco II Loan" means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

      "Newco II Loan Note" means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements relating to the security therefor.

      "Newco II Shares" means the Non-Voting Preferred Shares, Non-Voting Common Shares, Voting Common Shares and Special Shares of Newco II, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed,
      (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco II, (iii) any securities of Newco II which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Non-Voting Preferred Shares, Non-Voting Common Shares, Voting Common Shares or Special Shares in the capital of Newco II or any of the other above securities.

      "Newco Shares" means the Class A Shares, Class B Shares and Class C Common Shares of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares, Class B Shares or Class C Common Shares in the capital of Newco or any of the other above securities .

      "Out of the Ordinary Course Transaction" means, in respect of the Magna Group, a commitment or agreement to: (i) incur or assume any indebtedness for borrowed money in excess of $500 million in the aggregate or guarantee any indebtedness in excess of $500 million in the aggregate (other than the debt of any Person acquired, directly or indirectly, by Magna if such debt is not guaranteed by Magna); (ii) acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any assets, having a purchase price in excess of $250 million, in a single transaction or series of related transactions; (iii) divest any business or any corporation, partnership, association or other business organization or division of the Magna Group, or otherwise sell any assets of the Magna Group, for a purchase price in excess of $250 million, in a single transaction or series of related transactions; (iv) invest in or acquire any non-automotive businesses in excess of $20 million per year in the aggregate; (v) except for transactions referred to in paragraph (vi), enter into or amend any oral or written contract or related party transaction with any of Frank Stronach, 445327 Ontario Limited or the Stronach Trust or any of their respective affiliates, unless any such transaction or proposed transaction has been publicly disclosed by Magna or otherwise disclosed to RM Sub by Magna prior to May 10, 2007; (vi) enter into any transactions in respect of real property or any amendments thereto with MI Developments Inc. or its Subsidiaries unless any such transaction or amendment has been approved by a majority of the Independent directors or by a committee of Independent directors of Magna; or (vii) issue treasury shares in the capital of Magna having an issue price in excess of $100 million, in the aggregate, other than shares issued by Magna pursuant to the terms of outstanding options, convertible debt or other securities of Magna that are convertible into, or exchangeable or exercisable for shares of Magna.

      "Parties" means Newco II, Newco I.5, Newco, Principals Holdco, 446 and RM Sub.

      "Permitted Transferee" means:

      (a) in the case of 446, Mr. Frank Stronach or any member of his immediate family or any of their lineal descendents; and in the case of RM Sub, Mr. Oleg Deripaska or any member of his immediate family or any of their lineal descendents;

      (b) one or more trusts for the benefit of one or more of the individuals described in paragraph (a); or

      (c) an entity, directly or indirectly, majority controlled by any of the foregoing.

      "Person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

      "Pledge" means the pledge agreement dated the date hereof between Newco II and RM Sub.

      "PPSA" means the Personal Property Security Act (Ontario).

      "Principals Agreement" means the principals agreement dated the date hereof among Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Peter Koob, Jeffrey O. Palmer, GKP Holdco, Principals Holdco, Newco and Newco I.5.

      "Principals Holdco" means MPMAG Holdings Inc., a corporation existing under the Act, and its successors.

      "Realization Event" has the meaning specified in the Exit Agreement.

      "Registration Rights Agreement" means the registration rights agreement dated the date hereof among Magna, RM Sub, Newco I.5, Newco II and RM's Lender.

      "RM's Lender" means the lender or syndicate of lenders, from time to time, providing any portion of the RM Loan that is secured by the Collateral.

      "RM Loan" has the meaning specified in the Exit Agreement.

      "RM Sub" means Veleron Holding B.V., a company existing under the laws of The Netherlands, and its successors.

      "RM Sub Magna Nominees" has the meaning specified in Section 4.2(1)(b).

      "Section 116 Event" means the resignations of directors contemplated by Sections 3.1(8) and 3.1(9) of the Exit Agreement following either such section becoming applicable.

      "Subsidiary" means, in respect of an Investor, a subsidiary (as that term is defined in the Act as now in effect) of that Investor or any Person in which such Investor has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Investor has a direct or indirect interest of more than 50 percent.

      "Transaction Agreement" means the transaction agreement dated May 10, 2007 among Magna, RM, RM Sub, 445327 Ontario Limited, the Stronach Trust and the individuals named therein.

      "Transaction Agreements" means this Agreement, the Exit Agreement, the Exchange Agreement, the Investors Agreement, the Newco II Loan, the Pledge, the Principals Agreement and the Registration Rights Agreement.

      "Transfer" means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing and "Transferred" shall be construed accordingly.

Section 1.2   Gender and Number.

      Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3   Sections and Headings.

      The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

Section 1.4   Currency.

      Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

Section 1.5   Certain Phrases.

      In this Agreement, (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of".

Section 1.6   Statutory References.

      A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.


                                    ARTICLE 2
                      IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1   Actions in Accordance with Agreement.

      (a) Each Investor shall vote its Newco Shares to cause Newco to fulfill its obligations under this Agreement, whether at a meeting of the shareholders of Newco or by written resolution of the shareholders of Newco, and shall take all other actions and proceedings as may be required to give effect to this Agreement.

      (b) Each of Newco and Principals Holdco shall vote its Newco I.5 Shares to give effect to this Agreement, whether at a meeting of the shareholders of Newco I.5 or by written resolution of the shareholders of Newco I.5, and shall take all other actions and proceedings as may be required to give effect to this Agreement.

      (c) Each of Newco I.5 and RM Sub shall vote its Newco II Shares to give effect to this Agreement, whether at a meeting of shareholders of Newco II or by written resolution of shareholders of Newco II, and shall take all other actions and proceedings as may be required to give effect to this Agreement.

      (d) Each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly to give effect to this Agreement and shall take all other actions and proceedings as may be required to give effect to this Agreement.

Section 2.2   Conflicts.

      In the event of any conflict between the provisions of this Agreement and the provisions of Newco I.5's or Newco II's articles or by-laws, this Agreement will prevail. Each of the Investors, Principals Holdco, Newco I.5 and Newco shall take such actions and proceedings as may be required to amend Newco I.5's or Newco II's articles and by-laws to resolve any conflicts in favour of this Agreement.

Section 2.3 Newco I.5 and Newco II Consent.

      Each of Newco I.5 and Newco II consents to this Agreement and is governed by its terms.

Section 2.4   Share Certificates.

      In addition to any legends required by Applicable Laws, all certificates representing shares in the capital of Newco I.5 or Newco II must bear the following legend:

            "The shares represented by this certificate are subject to the Newco II Unanimous Shareholders Agreement dated September 20, 2007 among the Corporation and its shareholders, as may be amended from time to time, and such shares may not be pledged, sold or otherwise transferred except in accordance with the terms of that agreement. Any transfer made in contravention of such restrictions is null and void. A copy of the agreement is on file at the registered office of the Corporation and available for inspection on request and without charge."

Section 2.5   Term of Agreement.

(1) This Agreement terminates on the earlier to occur of the date on which:

      (a)   the Investors Agreement is terminated in accordance with its terms;
            or

      (b) this Agreement is terminated by written agreement among all of the Parties.

(2) Effective at the Exchange Time, Newco II shall cease to have any rights or obligations under this Agreement, including any obligations with respect to any breach of this Agreement by Newco II prior to the Exchange Time.

Section 2.6   Agreement to be Bound.

      In order for a Transfer by RM Sub to a Permitted Transferee to be effective, the Permitted Transferee who acquires Newco II Shares from RM Sub must concurrently with becoming a shareholder of Newco II execute and deliver to the Parties a counterpart copy of this Agreement or a written agreement in form and substance satisfactory to the Parties, acting reasonably, agreeing to be bound by the Transaction Agreements to which RM Sub is a party.

Section 2.7   Deemed Consent under Articles.

      Each of the Parties hereby (i) consents to a Transfer of Newco II Shares made in accordance with this Agreement and (ii) agrees that such consent satisfies the requirement for any consent to any such Transfer of Newco II Shares required under Newco II's articles of incorporation or by-laws and that no further consent is required for any such Transfer.

                                    ARTICLE 3
              BUSINESS AND MANAGEMENT OF NEWCO I.5 AND NEWCO II

Section 3.1 Business of Newco I.5 and Newco II.

      The sole business of Newco I.5 and Newco II is to, directly or indirectly, acquire and hold Magna Shares, to distribute funds pursuant to Newco I.5's and Newco II's distribution policy, whether such funds are received by Newco I.5 or Newco II as a result of holding Magna Shares or otherwise, and to enter and perform its obligations under those of the Transaction Agreements to which it is a party.

Section 3.2   Distributions.

      Each of the Newco I.5 board of directors and the Newco II board of directors shall establish a distribution policy for Newco I.5 and Newco II, respectively, which shall include the prompt distribution by Newco I.5 and Newco II (by way of dividend or return of capital) to their shareholders in accordance with their articles of incorporation and by-laws of all distributions and other income received by Newco I.5 and Newco II from Magna or otherwise, less amounts required to satisfy Newco I.5's and Newco II's expenses and other liabilities, including by way of reserves provided by the Directors for that purpose.

Section 3.3 Approval of the Investors.

(1) Without receiving the prior written approval of each of the Investors, until a Section 116 Event, neither Newco I.5 nor Newco II shall make any decision about, take action on or implement any matter, other than performing its obligations under the terms of the Transaction Agreements to which it is a party and any other agreement entered into by it in compliance with the terms hereof, and paying dividends to its shareholders in accordance with the articles and by-laws. Without limiting the generality of the foregoing, neither Newco I.5 nor Newco II shall amend its articles of incorporation or its by-laws, issue any shares, redeem or retract any of their shares or any shares of the other, or buy or sell any Magna Shares, other than in connection with performing its obligations under the terms of the Transaction Agreements to which it is a party and any other agreement entered into by it in compliance with the terms hereof, without receiving the prior written approval of each of the Investors.

(2) Unless the prior written approval of each of the Investors is received, until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly for the election or removal of Magna Directors pursuant to the terms of this Agreement.

Section 3.4   Maintenance

      Each of Newco I.5 and Newco II shall maintain its existence during the entire term of this Agreement.

                                    ARTICLE 4
                           DIRECTORS AND SHAREHOLDERS

Section 4.1 Directors of Newco I.5 and Newco II.

(1) Subject to this Section 4.1, until a Section 116 Event, each of Newco I.5 and Newco II shall have six Directors, which number shall be adjusted if the number of Directors of Newco changes so that the number of Directors of Newco I.5 and Newco II shall always be the same as the number of directors of Newco.

(2) Until a Section 116 Event, the Directors shall be the same as the directors of Newco.

(3) 446 shall advise each of Newco I.5 and Newco II in writing as to which Directors of Newco I.5 and Newco II, respectively, are the Class B Shareholder Nominees (who shall be the directors of Newco who are the Class B Shareholder Nominees (as defined in the by-laws of Newco)). RM Sub shall advise each of Newco I.5 and Newco II in writing as to which Directors of Newco I.5 and Newco II, respectively, are the Class C Shareholder Nominees (who shall be the directors of Newco who are the Class C Shareholder Nominees (as defined in the by-laws of Newco)).

(4) If a nominee Director of an Investor resigns or is removed as a director of Newco, the Investor shall cause such individual to resign as a Director of Newco I.5 and Newco II.

(5) If an Investor wishes to remove either of its nominee Directors as a director of Newco, such Investor shall also remove such individual as a Director of Newco I.5 and Newco II.

(6) If a replacement director of Newco I.5 and Newco II is not elected or appointed within 10 days of the nominee director of Newco I.5 and Newco II resigning or being removed because such Investor has failed to nominate a replacement, the Directors then in office are entitled to transact business and exercise all of the powers and functions of the Directors.

Section 4.2   Appointment of Directors of Magna and Voting of Magna Shares.

(1) Until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly to cause the board of directors of Magna to consist of:

      (a) six nominees of 446 (the "446 Magna Nominees"), one of whom shall be appointed the chairman of the board of directors of Magna, provided that at least four of such nominees must be Independent;

      (b) six nominees of RM Sub (the "RM Sub Magna Nominees"), provided that at least four of such nominees must be Independent; and

      (c)   Donald J. Walker and Siegfried Wolf

      (collectively, the "Magna Directors"). Notwithstanding the foregoing, in the event that the employment of either Donald J. Walker or Siegfried Wolf as an executive officer of Magna is terminated by Magna, or he is requested by Magna to resign as an executive officer of Magna, unless each of the Investors agrees in writing, Newco II shall vote its Magna Shares to remove him as a Magna Director.

(2) If:

      (a)   a nominee Magna Director resigns or is removed as a Magna Director;
            or

      (b) 446 or RM Sub wishes to remove one of its nominee Magna Directors,

      for any reason prior to a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly to cause the board of directors of Magna to, in the case of (b), remove such nominee Magna Director, and to fill any vacancy by the election or appointment of an individual nominated by the Investor whose nominee resigned or was removed.

(3) Until a Section 116 Event, each of the Investors shall consult with the other to ensure that the requisite number of Magna Directors nominated by the Investors pursuant to Section 4.2(1) will be "resident Canadians" within the meaning of the Act; provided that in the event that the Investors are unable to agree upon which of the Magna Directors nominated by them will be "resident Canadians" within the meaning of the Act then (i) 446 shall ensure that at least three of the 446 Magna Nominees who are Independent are "resident Canadians" and (ii) RM Sub shall ensure that at least two of the RM Sub Magna Nominees who are Independent are "resident Canadians".

(4) Until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares, held directly or indirectly, to cause Magna to, as soon as practicable, adopt and maintain governance guidelines, which shall form part of the procedure of the board of directors of Magna, to the effect that:

      (a) each Magna Director must declare his or her interest and abstain from voting on all matters where there is an actual or perceived conflict of interest involving him or her, including in the case of Magna Directors who are direct or indirect shareholders of Principals Holdco:

            (i) the appointment of Magna Directors to committees of the Magna board of directors; and

            (ii) with respect to any matter where any 446 Magna Nominee or RM
                Sub Magna Nominee who is not Independent has declared an interest and is abstaining from voting; and

      (b) the approval of any Out of the Ordinary Course Transaction will require the approval of at least two-thirds of the Magna Directors voting in respect of such transaction.

(5) Until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly:

      (a) against any resolution that would have the effect of detracting from the culture, business philosophies and operating principles that have been the cornerstone of Magna's success, including in particular the Magna Corporate Constitution and the employee profit sharing and employee charter principles contained therein; and

      (b) in favour of any resolution that may be required to reaffirm or otherwise maintain in force such culture, philosophies and principles in all fundamental respects.

Section 4.3   Indemnification.

      Each of Newco I.5 and Newco II shall indemnify its Directors to the fullest extent permitted by the Act. Nothing in this Agreement limits the right of any

Director to claim indemnity apart from the provisions of this Agreement, if the Director is entitled to such indemnity.

                                    ARTICLE 5
                            RESTRICTIONS ON TRANSFER

Section 5.1   Restrictions on Transfer by Investors.

(1) No shareholder of Newco I.5 or Newco II may Transfer any Newco I.5 Shares or Newco II Shares, including by way of retraction of retractable shares, except as expressly permitted by this Agreement, the Principals Agreement or the Exit Agreement.

(2) Any purported Transfer of Newco I.5 Shares or Newco II Shares in violation of this Agreement is void. Each of the Parties shall take such action as is required to prevent Newco I.5 or Newco II from recording such a purported transfer on the share register of Newco I.5 or Newco II maintained for the Newco I.5 Shares or Newco II Shares.

(3) From the date of any purported Transfer by a shareholder of Newco II Shares in violation of this Agreement, all rights of such shareholder set out in this Agreement are suspended and inoperative until the purported Transfer is rescinded. This remedy is in addition to and not in lieu of any other remedies that may be available to a Party.

Section 5.2   Permitted Transfers by Investors.

(1) Subject to this Section 5.2, upon twenty Business Days prior written notice to each of the other Parties of the particulars of the proposed Transfer, RM Sub is entitled to Transfer its Newco II Shares and its interest in the Newco II Loan to any of its Permitted Transferees.

(2) No proposed Transfer of any Newco II Shares or an interest in the Newco II Loan is effective until the Permitted Transferee complies with Section 2.6.

(3) Notwithstanding any other provision of this Agreement, RM Sub is prohibited from Transferring Newco II Shares in a transaction that results in Newco II becoming liable as a "resident contributor" to a non-resident trust for the purposes of the Income Tax Act (Canada).

Section 5.3   Encumbering of Newco II Shares or Newco II Loan.

(1) Newco is prohibited from granting a Lien on or otherwise encumbering any of its Newco I.5 Shares in any way whatsoever without the prior written consent of each of the Investors, which consent may be withheld in the unfettered discretion of each such Investor.

(2) Newco I.5 is prohibited from granting a Lien on or otherwise encumbering any of its Newco II Shares in any way whatsoever without the prior written consent of each of the Investors, which consent may be withheld in the unfettered discretion of each such Investor.

(3) Subject to Section 5.3(4), RM Sub is prohibited from granting a Lien on or otherwise encumbering any of its Newco II Shares or interest in the Newco II Loan in any way whatsoever without the prior written consent of 446, which consent may be withheld in the unfettered discretion of 446.

(4) RM Sub may pledge its Newco II Shares and interest in the Newco II Loan to secure the RM Loan, which pledge may permit transfers to RM's Lender of Magna Class A Shares held by Newco II on the occurrence of a Realization Event, provided that the agreements evidencing the RM Loan and related security arrangements comply with the restrictions governing the RM Loan contained in the Exit Agreement.

                                    ARTICLE 6
                         REPRESENTATIONS AND WARRANTIES

Section 6.1 Representations and Warranties of the Investors.

      Each Investor represents and warrants as follows and acknowledges and confirms that each other Investor is relying on such representations and warranties in entering into this Agreement:

      (a) Existence. It is a corporation validly existing under the Applicable Laws of its jurisdiction of incorporation and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

      (b) Authority and Enforceability. It has taken all necessary corporate action to authorise the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal, binding obligation, enforceable against it by the other Investor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party,
            (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

      (d) Title to Shares. The Newco Shares, Newco II Shares and interest in the Newco II Loan described in the recitals as being owned or held by it are owned or held by the Investor as the registered and beneficial owner with good title, free and clear of all Liens, other than those restrictions on transfer, if any, contained in the articles of incorporation of Newco II, in the case of RM Sub, other than Liens created by the RM Loan in accordance with Section 5.3.

Section 6.2   Survival.

      The representations, warranties and covenants of the Parties contained in this Article survive the execution and delivery of this Agreement and continue in full force and effect with respect to each Party until it ceases to be bound by the provisions of this Agreement.

                                    ARTICLE 7
                                   ARBITRATION

Section 7.1   Settling Disputes.

      Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party to this Agreement, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each of the Investors shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either of the Investors may apply to the LCIA for the appointment of the third arbitrator.

Section 7.2   Right to Oral Discovery.

      Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each Party shall have the right to conduct an oral discovery of a representative of the other Parties to the arbitration.

Section 7.3   Injunctive Relief.

      Nothing in this Article 7 shall preclude one of the Parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or to prevent irreparable injury pending resolution by arbitration of the actual dispute.

                                    ARTICLE 8
                                  MISCELLANEOUS

Section 8.1   Principals Agreement.

      Without the approval of each of the Investors, Newco shall promptly enforce its rights under the Principals Agreement and shall not amend the Principals Agreement nor waive any obligations of any other parties to the Principals Agreement.

Section 8.2   Notices.

      (i) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a) to 446 at:

            446 Holdings Inc.
            c/o Miller Thomson LLP
            40 King Street West
            Suite 5800
            Toronto, Ontario
            Canada M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595-8695


            with a copy to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            Canada M5L 1B9

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866

(b) to RM Sub at:

            Veleron Holding B.V.
            Haaksbergweg 31
            Suite 4
            1101 BP Amsterdam
            The Netherlands

            Facsimile:  31 20 650 9061

            with a copy to:

            Open Joint Stock Company Russian Machines
            Registration #1047701003778
            3 Kapranov Lane
            123242 Moscow
            Russia

            Attention:  General Director
            Facsimile:  7 495 705 5792

            and to:

            Bennett Jones LLP
            3400 One First Canadian Place
            P.O. Box 130
            Toronto, Ontario
            Canada M5X 1A4

            Attention:  Alan Bell
            Facsimile:  (416) 863-1716

            and to:

            Cravath, Swaine & Moore LLP
            Worldwide Plaza
            825 Eighth Avenue
            New York, New York 10019-7475

            Attention:  Mark Greene and Richard Hall
            Facsimile:  (212) 474-3700

(c) if to Newco at:

            M Unicar Inc.
            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario
            Canada L4G 7K1

            Attention:  Belinda Stronach
            Facsimile:  (905) 726-7494

            with a copy to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            Canada M5L 1B9

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866

            and to:

            Miller Thomson LLP
            40 King Street West
            Suite 5800
            Toronto, Ontario
            Canada M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595-8695

(d) to Newco I.5 at:

            2143453 Ontario Inc.
            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario
            Canada L4G 7K1

            Attention:  Belinda Stronach
            Facsimile:  (905) 726-7494

            with a copy to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            Canada M5L 1B9

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866
            and to:

            Miller Thomson LLP
            40 King Street West
            Suite 5800
            Toronto, Ontario
            Canada M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595-8695



(e) to Newco II at:

            2143455 Ontario Inc.
            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario
            Canada L4G 7K1

            Attention:  Belinda Stronach
            Facsimile:  (905) 726-7494

            with a copy to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            Canada M5L 1B9

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866
            and to:

            Miller Thomson LLP
            40 King Street West
            Suite 5800
            Toronto, Ontario
            Canada M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595-8695

(ii) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

A Party may change its address for service and may add "copy to" parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to such Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed.

Section 8.3   Time of the Essence.

      Time is of the essence in this Agreement.

Section 8.4   Announcements.

      No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

Section 8.5   Third Party Beneficiaries.

      The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 8.6   No Agency or Partnership.

      Nothing contained in this Agreement makes or constitutes any Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of any other Party.

Section 8.7   Expenses.

      Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 8.8   Amendments and Waivers.

      No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

Section 8.9   Entire Agreement.

      This Agreement, together with the Transaction Agreement and the agreements contemplated therein to which the Parties are party, constitute the entire agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, the Transaction Agreement or any of the agreements contemplated therein, except as specifically set forth in this Agreement, the Transaction Agreement or in the agreements contemplated therein. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement, the Transaction Agreement or the agreements contemplated therein.

Section 8.10  Successors and Assigns.

      This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties, except that RM Sub shall assign its rights and obligations hereunder to any Permitted Transferee to whom it Transfers the RM Sub Securities (as defined in the Exit Agreement) in accordance with Section 2.6.

Section 8.11  Severability.

      If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12  Governing Law.

      This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 7, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 8.13  Counterparts.

      This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

                                    ARTICLE 9
                    RELEASE BY PRINCIPALS HOLDCO OF NEWCO II

Section 9.1   Release by Principals Holdco of Newco II

      Effective at the Exchange Time, Principals Holdco hereby grants to Newco II a full and final release from any and all liabilities and obligations of any nature or kind whatsoever (whether accrued, absolute, contingent, unasserted or otherwise) owed by Newco II to Principals Holdco and arising on or before, or related to any matter occurring on or before, the Exchange Time. Effective at the Exchange Time, Principals Holdco agrees that Newco II shall cease to have any rights (other than pursuant to this Article 9) or any obligation with respect to any breach of this Agreement by Newco II prior to the Exchange Time.

      IN WITNESS WHEREOF the Parties have executed this Agreement.

                                         446 HOLDINGS INC.

                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer


                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer


                                         VELERON HOLDING B.V.

                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer


                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer

                                         M UNICAR INC.

                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer


                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer

                                         2143453 ONTARIO INC.

                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer


                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer

                                         MPMAG HOLDINGS INC.

                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer


                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer


                                         2143455 ONTARIO INC.

                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer


                                         By:
                                             ---------------------------------
                                             Authorized Signing Officer

Exhibit E



                                 SW HOLDCO INC.
                                 AS WOLF HOLDCO

                                       and

                               MPMAG HOLDINGS INC.
                              AS PRINCIPALS HOLDCO

                                       and

                              2143453 ONTARIO INC.
                                  AS NEWCO I.5

                                       and

                                  M UNICAR INC.
                                    AS NEWCO



               WOLF HOLDCO MAGNA CLASS A SHARE OPTION AGREEMENT

                               September 20, 2007

                                TABLE OF CONTENTS


ARTICLE 1
INTERPRETATION...............................................................1
      1.1  Defined Terms.....................................................1
      1.2  Gender and Number.................................................5
      1.3  Sections and Headings.............................................5
      1.4  Currency..........................................................6
      1.5  Certain Phrases...................................................6
      1.6  Statutory References..............................................6

ARTICLE 2
RIGHT TO PURCHASE CLASS A SHARES OF MAGNA....................................6
      2.1  Call Option.......................................................6
      2.2  Exercise of Call Option...........................................6
      2.3  Call Option Consideration.........................................6
      2.4  Closing...........................................................6
      2.5  Acknowledgement...................................................7

ARTICLE 3
REPRESENTATIONS AND WARRANTIES...............................................7
      3.1  Representations and Warranties of Wolf Holdco.....................7
      3.2  Representations and Warranties of Principals Holdco...............8
      3.3  Representations and Warranties of Newco I.5.......................8
      3.4  Survival..........................................................8

ARTICLE 4
COVENANTS OF  WOLF HOLDCO, PRINCIPALS HOLDCO AND NEWCO I.5...................9
      4.1  Covenants of Wolf Holdco..........................................9
      4.2  Covenants of Principals Holdco....................................9
      4.3  Covenants of Newco I.5............................................9
      4.4  Covenants of Newco...............................................10

ARTICLE 5
PROCEDURE FOR SALE OF SHARES................................................10
      5.1  Additional Covenants of the Parties..............................10
      5.2  Conditions for the Benefit of Principals Holdco..................10
      5.3  Closing Procedures...............................................11
      5.4  Non-Compliance with Conditions...................................11
      5.5  Non-Completion by Wolf Holdco....................................11

ARTICLE 6
MISCELLANEOUS...............................................................12
      6.1  Notices..........................................................12
      6.2  Time of the Essence..............................................15
      6.3  Announcements....................................................15
      6.4  No Agency or Partnership.........................................15
      6.5  Expenses.........................................................15
      6.6  Amendments and Waivers...........................................15
      6.7  Entire Agreement.................................................15


                                      (i)

      6.8  Successors and Assigns...........................................16
      6.9  Severability.....................................................16
      6.10 Governing Law....................................................16
      6.11 Counterparts.....................................................16


                                      (ii)

               WOLF HOLDCO MAGNA CLASS A SHARE OPTION AGREEMENT

      Wolf Holdco Magna Class A Share Option Agreement dated September 20, 2007 between SW Holdco Inc. ("Wolf Holdco"), MPMAG Holdings Inc. ("Principals Holdco"), 2143453 Ontario Inc. ("Newco I.5") and M Unicar Inc. ("Newco")

RECITALS:

A. Wolf Holdco is the registered and beneficial owner of 250,000 Magna Class A Shares;

B.    Principals Holdco is the registered and beneficial owner of 6,175 Newco
      I.5 Class A-1, Series 2 Common Shares, which are convertible in certain circumstances into 6,175 Newco I.5 Class A-2, Series 2 Common Shares;
      162.5 Newco Class A Series 2 Shares, which are convertible in certain circumstances into 162.5 Newco Class D Series 2 Shares; and 6,175 Class A Preferred shares; and

C. Wolf Holdco desires to issue to Principals Holdco an option to purchase the Wolf Holdco Magna Securities on the terms and conditions set out in this Agreement.

      In consideration of the above recitals, and the agreements of the parties hereto contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are hereby acknowledged), the parties hereto agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1   Defined Terms.

As used in this Agreement, the following terms have the following meanings:

      "446" means 446 Holdings Inc., a corporation existing under the Act and a wholly owned subsidiary of 445, and its successors.

      "446 Anniversary Date Triggering Event" means the delivery of an Exit Notice by 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by 446 of its right to cause RM Sub to sell its RM Sub Securities to Newco Purchaser pursuant to Section 2.2(2)(a) of the Exit Agreement.

       "Act" means the Business Corporations Act (Ontario).

      "Agreement" means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

      "Applicable Laws" means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

      "Authorization" means, with respect to a Person, any order, relief, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity, including any securities regulatory authority, having jurisdiction over the Person.

      "Business Day" means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario.

      "Call Sale Transaction" has the meaning specified in Section 2.4.

      "Class A Shares" means the class A shares in the capital of Newco, issuable in series.

      "Class A-1 Common Shares" means the class A-1 common shares in the capital of Newco I.5, issuable in series.

      "Class A-2 Common Shares" means the class A-2 common shares in the capital of Newco I.5, issuable in series.

      "Class A Preferred Shares" means the class A preferred shares in the capital of Newco I.5, issuable in series.

      "Class D Shares" means the class D shares in the capital of Newco, issuable in series.

       "Closing Date" has the meaning specified in Section 2.4.

      "Contract" means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

      "Effective Date" means the date shown on the Certificate of Arrangement.

      "Effective Time" means 12:01 a.m. (Eastern Time) on the Effective Date.

      "Exit Agreement" means the exit agreement to be entered into on the Effective Date among 445, 446, RM, RM Sub, Newco, Newco I.5, Newco II and RM's lender.

      "Exit Notice" means the formal notice to be provided by RM Sub or 446, as the case may be, to each of the parties to the Exit Agreement in connection with an exercise of its respective exit rights pursuant to the Exit Agreement.

      "Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorite des marches financiers du Quebec and the United States Securities and Exchange Commission, (b) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

      "Insolvency/Material Breach Triggering Event" means the delivery of an Exit Notice by either RM Sub or 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by RM Sub or 446 of RM Sub's right to sell, or 446's right to cause RM Sub to sell, as the case may be, the RM Sub Securities to Newco Purchaser pursuant to Sections 2.2(1)(b), 2.2(1)(c), 2.2(2)(b) or 2.2(2)(c) of the Exit Agreement.

       "Lien" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer) (other than Liens created pursuant to any long-term retention (restricted share) agreement between Magna and a Principal).

      "Magna" means Magna International Inc., a corporation existing under the Act and its successors.

      "Magna Class A Shares" means the Class A Subordinate Voting Shares in the capital of Magna.

      "Newco" means M Unicar Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of 446, and its successors.

      "Newco Class C Common Shares" means 42,000 Class C Common Shares in the capital of Newco beneficially owned by RM Sub.

      "Newco I.5" means 2143453 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly-owned subsidiary of Newco, and its successors;

      "Newco II" means 2143455 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of Newco I.5, and its successors.

      "Newco II Class A Common Shares" means 100 Class A Common Shares in the capital of Newco II beneficially owned by RM Sub.

      "Newco II Loan" means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

      "Newco II Loan Note" means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements and documents relating to the security therefor.

       "Newco Purchaser" means 446 or such other Person as 446 may designate from time to time by giving notice to others in accordance with the Exit Agreement.

      "Parties" mean Principals Holdco, Wolf Holdco and Newco I.5.

      "Person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

      "Pledge Agreement" means the pledge agreement to be entered into on the Effective Date between Wolf Holdco and Principals Holdco.

      "PPSA" means the Personal Property Security Act (Ontario).

      "Principals Holdco Newco I.5 Securities" means all of the Newco I.5 Class A-1 Series 2 Common Shares, all of the Newco I.5 Class A-2 Series 2 Common Shares, all of the Newco I.5 Class A Series 2 Preferred Shares, all of the Newco Class A Series 2 Shares and all of the Newco Class D Series 2 Shares legally and beneficially owned by Principals Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed,
      (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, and (iii) any securities of Newco I.5 which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

      "Realization Triggering Event" means any demand for repayment of the Newco II Loan.

      "RM" means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors.

      "RM Sub" means Veleron Holding B.V., a company existing under the laws of The Netherlands and a wholly owned indirect subsidiary of RM, and its successors.

      "RM Sub Anniversary Date Triggering Event" means the time of the closing of the sale by RM Sub of some or all of its RM Sub Securities to Newco Purchaser pursuant to the Exit Agreement following the occurrence of the date referred to in Section 2.2(1)(a) of the Exit Agreement and delivery of an Exit Notice in accordance with Section 2.2(3) of the Exit Agreement.

      "RM Sub Securities" means the Newco Class C Common Shares, Newco II Class A Common Shares and interest in the Newco II Loan and the Newco II Loan Note (or any Newco II special shares issued on conversion of the Newco II Loan Note) owned by RM Sub.

      "Subsidiary" means, in respect of a Party, a subsidiary (as that term is defined in the Act as now in effect) of that Party or any Person in which such Party has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Party has a direct or indirect interest of more than 50 percent.

      "Time of Closing" means 10:00 a.m. (Toronto Time) on the Closing Date or such later or earlier time on the Closing Date as those parties to a Call Sale Transaction may agree in writing.

      "Transfer" means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing, and "Transferred" and "Transferring" shall be construed accordingly.

      "Triggering Event" means a 446 Anniversary Date Triggering Event, an RM Sub Anniversary Date Triggering Event, an Insolvency/Material Breach Triggering Event or a Realization Triggering Event.

      "Wolf Holdco" means SW Holdco Inc., a corporation existing under the OBCA and, immediately prior to the Effective Time, a wholly owned subsidiary of Principals Holdco that holds 250,000 Class A Subordinate Voting Shares, and its successors;

      "Wolf Holdco Magna Securities" means the 250,000 Magna Class A Shares beneficially owned by Wolf Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, and (iii) any securities of Magna which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

1.2   Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

1.3   Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4   Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

1.5   Certain Phrases.

In this Agreement, (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of".

1.6   Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

                                   ARTICLE 2
                  RIGHT TO PURCHASE CLASS A SHARES OF MAGNA

2.1   Call Option

Principals Holdco shall have the right to purchase from Wolf Holdco all, but not less than all, of the Wolf Holdco Magna Securities in accordance with this
Article 2 upon the occurrence of any Triggering Event.

2.2   Exercise of Call Option

In order to exercise its right under Section 2.1, Principals Holdco shall, within 30 Business Days after any Triggering Event, deliver to each of Wolf Holdco and Newco I.5, in writing, a notice ("Call Notice") that Principals Holdco is exercising its rights under Section 2.1 specifying the type of Triggering Event related to such exercise.

2.3   Call Option Consideration

If the Call Notice is delivered in accordance with Section 2.2 and is not revoked by Principals Holdco prior to the Closing Date, then on the Closing Date Wolf Holdco shall sell and Principals Holdco shall purchase the Wolf Holdco Magna Securities free and clear of all Liens in exchange for the Principals Holdco Newco I.5 Securities held by Principals Holdco free and clear of all Liens.

2.4   Closing

The completion of the transaction of purchase and sale under this Agreement contemplated by Section 2.1 (a "Call Sale Transaction") will take place on the Closing Date in accordance with and subject to Article 5. "Closing Date" means
(a) the second Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 5.2 or such other date as Principals Holdco and Wolf Holdco shall agree to in writing.

2.5   Acknowledgement

Notwithstanding any other provision of this Agreement, Principals Holdco acknowledges that some or all of the Wolf Holdco Magna Securities may be subject to the terms, conditions and restrictions contained in one or more long-term retention (restricted share) agreement(s) and that Magna shall maintain possession of such Wolf Holdco Magna Securities and shall only release them as and when the applicable restrictions are fully satisfied.

                                   ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of Wolf Holdco.

Wolf Holdco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

      (a) Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

      (b) Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party,
            (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

      (d) Title to Magna Class A Shares. The Wolf Holdco Magna Securities described in the recitals as being owned by Wolf Holdco are owned by it as the registered and beneficial owner with good title, free and clear of all Liens (other than the Lien created by the Pledge Agreement).

3.2   Representations and Warranties of Principals Holdco

Principals Holdco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

      (a) Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

      (b) Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party,
            (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

      (d) Title to Class A Common Shares of Newco I.5. The Principals Holdco Newco I.5 Securities described in the recitals as being owned by Principals Holdco are owned by it as the registered and beneficial owner with good title, free and clear of all Liens.

3.3   Representations and Warranties of Newco I.5

Newco I.5 represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

      (a) That it has taken all actions necessary to carry out the pledge contemplated by the Pledge Agreement and the Call Sale Transaction.

3.4   Survival.

Notwithstanding the Limitations Act, 2002 (Ontario), The representations and warranties of Wolf Holdco and Principals Holdco contained in Article 3and the covenants of Wolf Holdco, Principals Holdco and Newco I.5 contained in Article 4and Article 5survive the execution and delivery of this Agreement and continue in full force and effect with respect to each of Wolf

Holdco, Principals Holdco and Newco I.5 until it ceases to be bound by the provisions of this Agreement.

                                   ARTICLE 4
          COVENANTS OF WOLF HOLDCO, PRINCIPALS HOLDCO AND NEWCO I.5

4.1   Covenants of Wolf Holdco.

      (a) Wolf Holdco shall not Transfer the Wolf Holdco Magna Securities except as expressly permitted by this Agreement or except with the prior written consent of Principals Holdco, which consent may be withheld in the unfettered discretion of Principals Holdco.

      (b) Wolf Holdco shall not grant a Lien on or otherwise encumber any of the Wolf Holdco Magna Securities in any way whatsoever without the prior written consent of Principals Holdco, which consent may be withheld in the unfettered discretion of Principals Holdco.

      (c) Wolf Holdco shall execute the Pledge Agreement concurrently with the execution and delivery of this Agreement and pledges the Wolf Holdco Magna Securities to Principals Holdco pursuant to the terms of the Pledge Agreement.

4.2   Covenants of Principals Holdco.

      (a) Principals Holdco shall not Transfer the Principals Holdco Newco I.5 Securities except as expressly permitted by this Agreement or except with the prior written consent of Wolf Holdco, which consent may be withheld in the unfettered discretion of Wolf Holdco;

      (b) Principals Holdco shall not grant a Lien on or otherwise encumber any of the Principals Holdco Newco I.5 Securities in any way whatsoever without the prior written consent of Wolf Holdco, which consent may be withheld in the unfettered discretion of Wolf Holdco.

4.3   Covenants of Newco I.5

      (a) Newco I.5 hereby irrevocably consents to the Transfer of the Principals Holdco Newco I.5 Securities to Wolf Holdco pursuant to this Agreement and shall take all actions necessary to effect the transfer of the Principals Holdco Newco I.5 Securities to Wolf Holdco, all in accordance with the terms and conditions of this Agreement.

      (b) Newco I.5, as the sole shareholder of Wolf Holdco, hereby irrevocably consents to, authorizes and approves the pledge of the Wolf Holdco Magna Securities to Principals Holdco pursuant to the Pledge Agreement and the sale by Wolf Holdco of the Wolf Holdco Magna Securities pursuant to this Agreement.

4.4   Covenants of Newco

      (a) Newco hereby irrevocably consents to the Transfer of the Principals Holdco Newco I.5 Securities to Wolf Holdco pursuant to this Agreement and shall take all actions necessary to effect the transfer of the Principals Holdco Newco I.5 Securities to Wolf Holdco, all in accordance with the terms and conditions of this Agreement.

                                   ARTICLE 5
                          PROCEDURE FOR SALE OF SHARES

5.1   Additional Covenants of the Parties.

      (a) Each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure satisfaction of the conditions in Section 5.2.

      (b) Wolf Holdco shall take all necessary steps and corporate proceedings to permit good title to the Wolf Holdco Magna Securities to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

      (c) Principals Holdco shall take all necessary steps and corporate proceedings to permit good title to any Principals Holdco Newco I.5 Securities that are to be delivered by Principals Holdco to Wolf Holdco in accordance with the provisions of this Agreement to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

      (d) Each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete the Call Sale Transaction and to facilitate any purchase and sale of securities in accordance with Article 2.

5.2   Conditions for the Benefit of Principals Holdco.

The completion of any Call Sale Transaction is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of Principals Holdco and may be waived, in whole or in part, by Principals Holdco in its sole discretion:

      (a) the delivery to Principals Holdco of a certificate of Wolf Holdco, signed by an authorized officer of Wolf Holdco on its behalf and not in his personal capacity, certifying that (i) on the Closing Date, the Wolf Holdco Magna Securities are owned by Wolf Holdco as the registered and beneficial owner with good title, free and clear of Liens other than those being released on such date, and (ii) upon completion of the Call Sale Transaction, Principals Holdco will have good and valid title to the Wolf Holdco Magna Securities transferred by Wolf Holdco, free and clear of Liens;

      (b) all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the trade or distribution by Wolf Holdco of the Wolf Holdco Magna Securities necessary to effect the Call Sale Transaction shall have been made, given or obtained; and

      (c) the completion of the Call Sale Transaction will not result in the violation of any Applicable Law.

5.3   Closing Procedures.

      (a) The completion of the Call Sale Transaction will take place at the offices of Miller Thomson LLP in Toronto, Ontario, at the Time of Closing or at such other place, or on such other date as the parties to the Call Sale Transaction may agree to in writing.

      (b) Subject to satisfaction or waiver by Principals Holdco of the conditions of closing in its favour, at the closing of the Call Sale
            Transaction:

            (i) Wolf Holdco shall assign and transfer title and deliver actual possession of the Wolf Holdco Magna Securities to Principals Holdco and endorse the share certificates representing the Wolf Holdco Magna Securities for transfer to Principals Holdco; and

            (ii) Principals Holdco shall assign and transfer title and deliver actual possession of the Principals Holdco Newco I.5 Securities to Wolf Holdco and endorse the share certificates representing the Principals Holdco Newco I.5 Securities for transfer to Wolf Holdco.

5.4   Non-Compliance with Conditions.

If at the Time of Closing, the Wolf Holdco Magna Securities are not free and clear of all Liens (other than the Lien created by the Pledge Agreement), Principals Holdco may, without prejudice to any other rights it may have, choose to purchase the Wolf Holdco Magna Securities subject to such Liens to the extent that Principals Holdco recognizes the validity of such Liens provided that Principals Holdco shall be entitled to such monetary rights of set off and/or to take such other steps as it deems appropriate to recognize any diminution in value in the Wolf Holdco Magna Securities due to such Liens. Wolf Holdco agrees to indemnify Principals Holdco for the amount of any obligations and liabilities in respect of such Liens to the extent that such obligations and liabilities exceed the value of the Principals Holdco Newco Securities.

5.5   Non-Completion by Wolf Holdco.

      (a) In addition to and without limiting any remedy that may be available under Applicable Law to Principals Holdco, if at the Time of Closing Wolf Holdco fails to complete the Call Sale Transaction in violation of this Agreement, Principals Holdco has the right, if Principals Holdco is not in default under this Agreement, to make payment of the purchase price for the Wolf Holdco Magna Securities to Wolf Holdco by delivering share certificates representing the Principals Holdco Newco I.5 Securities to a recognized financial institution in Canada to hold on behalf of Wolf Holdco. Such delivery constitutes valid and effective payment of the purchase price to Wolf Holdco irrespective of any action Wolf Holdco may have taken to transfer or grant a Lien on the Wolf Holdco Magna Securities. If the purchase price has been so paid, then from the date of such delivery the Call Sale Transaction is deemed to have been completed and all right, title, benefit and interest, both at law and in equity, in and to the Wolf Holdco Magna Securities shall be deemed to have been transferred to and become vested in Principals Holdco and all right, title, benefit and interest of Wolf Holdco, or of any transferee or assignee of, or other Person claiming an interest through, Wolf Holdco, in and to the Wolf Holdco Magna Securities, shall cease.

      (b) Wolf Holdco is entitled to receive the share certificates delivered to a recognized financial institution in Canada under Section 5.1(a) on delivery to Principals Holdco of the documents referred to in
            Section 5.2 and Section 5.3(b)(i) and in compliance with all other provisions of this Agreement.

                                   ARTICLE 6
                                  MISCELLANEOUS

6.1   Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

      (a)   to Principals Holdco at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario
            L4G 7K1

            Attention:  Jeffrey O. Palmer
            Facsimile:  (905) 726-7164

            with a copy to: Vincent J. Galifi, Peter Koob, Donald J. Walker and Siegfried Wolf

            and to:

            Miller Thomson LLP
            Scotia Plaza
            40 King Street West, Suite 5800
            P.O. Box 1011
            Toronto, Ontario
            M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595.8695

      (b)   to Wolf Holdco at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario
            L4G 7K1

            Attention:  Siegfried Wolf
            Facsimile:  (905) 726-2595

            with a copy to:

            Miller Thomson LLP
            Scotia Plaza
            40 King Street West, Suite 5800
            P.O. Box 1011
            Toronto, Ontario
            M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595.8695

            and to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            M5L 1B9

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866

      (c)   to Newco I.5 at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario
            L4G 7K1

            Attention:  Belinda Stronach
            Facsimile:  (905) 726-7494

            with a copy to:

            Miller Thomson LLP
            Scotia Plaza

            40 King Street West, Suite 5800
            P.O. Box 1011
            Toronto, Ontario
            M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595.8695

            and to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            M5L 1B9

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866

      (d)   to Newco at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario
            L4G 7K1

            Attention:  Belinda Stronach
            Facsimile:  (905) 726-7494

            with a copy to:

            Miller Thomson LLP
            Scotia Plaza
            40 King Street West, Suite 5800
            P.O. Box 1011
            Toronto, Ontario
            M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595.8695

            and to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            M5L 1B9


                                      -14

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

A Party may change its address for service and may add "copy to" parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed.

6.2   Time of the Essence.

Time is of the essence in this Agreement.

6.3   Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of Principals Holdco and Wolf Holdco (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

6.4   No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes a Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of the other Party.

6.5   Expenses.

Each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it.

6.6   Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

6.7   Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

6.8   Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties.

6.9   Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.10  Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

6.11  Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.



                  (Signatures appear on the following page)

      IN WITNESS WHEREOF the Parties have executed this Share Option Agreement.



                                   MPMAG HOLDINGS INC.



                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer


                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer



                                   SW HOLDCO INC.


                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer


                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer




                                   2143453 ONTARIO INC.,



                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer


                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer




                                   M UNICAR INC.,



                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer


                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer

Exhibit F



                                 DW HOLDCO INC.
                                AS WALKER HOLDCO

                                       and

                               MPMAG HOLDINGS INC.
                              AS PRINCIPALS HOLDCO

                                       and

                              2143453 ONTARIO INC.
                                  AS NEWCO I.5

                                       and

                                  M UNICAR INC.

                                    AS NEWCO





               WALKER HOLDCO MAGNA CLASS A SHARE OPTION AGREEMENT

                               September 20, 2007

                                TABLE OF CONTENTS


ARTICLE 1
INTERPRETATION................................................................1
         1.1    Defined Terms.................................................1
         1.2    Gender and Number.............................................5
         1.3    Sections and Headings.........................................5
         1.4    Currency......................................................6
         1.5    Certain Phrases...............................................6
         1.6    Statutory References..........................................6

ARTICLE 2
RIGHT TO PURCHASE CLASS A SHARES OF MAGNA.....................................6
         2.1    Call Option...................................................6
         2.2    Exercise of Call Option.......................................6
         2.3    Call Option Consideration.....................................6
         2.4    Closing.......................................................6
         2.5    Acknowledgement...............................................7

ARTICLE 3
REPRESENTATIONS AND WARRANTIES................................................7
         3.1    Representations and Warranties of Walker Holdco...............7
         3.2    Representations and Warranties of Principals Holdco...........8
         3.3    Representations and Warranties of Newco I.5...................8
         3.4    Survival......................................................8

ARTICLE 4
COVENANTS OF  WALKER HOLDCO, PRINCIPALS HOLDCO AND NEWCO I.5..................9
         4.1    Covenants of Walker Holdco....................................9
         4.2    Covenants of Principals Holdco................................9
         4.3    Covenants of Newco I.5........................................9
         4.4    Covenants of Newco...........................................10

ARTICLE 5
PROCEDURE FOR SALE OF SHARES.................................................10
         5.1    Additional Covenants of the Parties..........................10
         5.2    Conditions for the Benefit of Principals Holdco..............10
         5.3    Closing Procedures...........................................11
         5.4    Non-Compliance with Conditions...............................11
         5.5    Non-Completion by Walker Holdco..............................11

ARTICLE 6
MISCELLANEOUS................................................................12
         6.1    Notices......................................................12
         6.2    Time of the Essence..........................................15
         6.3    Announcements................................................15
         6.4    No Agency or Partnership.....................................15

                                      (i)

         6.5    Expenses.....................................................15
         6.6    Amendments and Waivers.......................................15
         6.7    Entire Agreement.............................................15
         6.8    Successors and Assigns.......................................16
         6.9    Severability.................................................16
         6.10   Governing Law................................................16
         6.11   Counterparts.................................................16





                                      (ii)

               WALKER HOLDCO MAGNA CLASS A SHARE OPTION AGREEMENT

         Walker Holdco Magna Class A Share Option Agreement dated September 20, 2007 between DW Holdco Inc. ("Walker Holdco"), MPMAG Holdings Inc. ("Principals Holdco"), 2143453 Ontario Inc. ("Newco I.5") and M Unicar Inc. ("Newco")

RECITALS:

A. Walker Holdco is the registered and beneficial owner of 250,000 Magna Class A Shares;

B.       Principals Holdco is the registered and beneficial owner of 6,175 Newco
         I.5 Class A-1, Series 1 Common Shares, which are convertible in certain circumstances into 6,175 Newco I.5 Class A-2, Series 1 Common Shares;162.5 Newco Class A Series 1 Shares, which are convertible in certain circumstances into 162.5 Class D Series 1 Shares and 6,175 Class A Preferred shares; and

C. Walker Holdco desires to issue to Principals Holdco an option to purchase the Walker Holdco Magna Securities on the terms and conditions set out in this Agreement.

         In consideration of the above recitals, and the agreements of the parties hereto contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are hereby acknowledged), the parties hereto agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1      Defined Terms.

As used in this Agreement, the following terms have the following meanings:

         "446" means 446 Holdings Inc., a corporation existing under the Act and a wholly owned subsidiary of 445, and its successors.

         "446 Anniversary Date Triggering Event" means the delivery of an Exit Notice by 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by 446 of its right to cause RM Sub to sell its RM Sub Securities to Newco Purchaser pursuant to Section 2.2(2)(a) of the Exit Agreement.

         "Act" means the Business Corporations Act (Ontario).

         "Agreement" means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

         "Applicable Laws" means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

         "Authorization" means, with respect to a Person, any order, relief, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity, including any securities regulatory authority, having jurisdiction over the Person.

         "Business Day" means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario.

         "Call Sale Transaction" has the meaning specified in Section 2.4.

         "Class A Shares" means the class A shares in the capital of Newco, issuable in series.

         "Class A-1 Common Shares" means the class A-1 common shares in the capital of Newco I.5, issuable in series.

         "Class A-2 Common Shares" means the class A-2 common shares in the capital of Newco I.5, issuable in series.

         "Class A Preferred Shares" means the class A preferred shares in the capital of Newco I.5, issuable in series.

         "Class D Shares" means the class D shares in the capital of Newco, issuable in series.

         "Closing Date" has the meaning specified in Section 2.4.

         "Contract" means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

         "Effective Date" means the date shown on the Certificate of Arrangement.

         "Effective Time" means 12:01 a.m. (Eastern Time) on the Effective Date.

         "Exit Agreement" means the exit agreement to be entered into on the Effective Date among 445, 446, RM, RM Sub, Newco, Newco I.5, Newco II and RM's lender.

         "Exit Notice" means the formal notice to be provided by RM Sub or 446, as the case may be, to each of the parties to the Exit Agreement in connection with an exercise of its respective exit rights pursuant to the Exit Agreement.

         "Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorite des marches financiers du Quebec and the United States Securities and Exchange Commission, (b) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

         "Insolvency/Material Breach Triggering Event" means the delivery of an Exit Notice by either RM Sub or 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by RM Sub or 446 of RM Sub's right to sell, or 446's right to cause RM Sub to sell, as the case may be, the RM Sub Securities to Newco Purchaser pursuant to Sections 2.2(1)(b), 2.2(1)(c), 2.2(2)(b) or 2.2(2)(c) of the Exit
         Agreement.

         "Lien" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer) (other than Liens created pursuant to any long-term retention (restricted share) agreement between Magna and a Principal).

         "Magna" means Magna International Inc., a corporation existing under the Act and its successors.

         "Magna Class A Shares" means the Class A Subordinate Voting Shares in the capital of Magna.

         "Newco" means M Unicar Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of 446, and its successors.

         "Newco Class C Common Shares" means 42,000 Class C Common Shares in the capital of Newco beneficially owned by RM Sub.

         "Newco I.5" means 2143453 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly-owned subsidiary of Newco, and its successors;

         "Newco II" means 2143455 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of Newco I.5, and its successors.

         "Newco II Class A Common Shares" means 100 Class A Common Shares in the capital of Newco II beneficially owned by RM Sub.

         "Newco II Loan" means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

         "Newco II Loan Note" means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements and documents relating to the security therefor.

         "Newco Purchaser" means 446 or such other Person as 446 may designate from time to time by giving notice to others in accordance with the Exit Agreement.

         "Parties" mean Principals Holdco, Walker Holdco and Newco I.5.

         "Person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

         "Pledge Agreement" means the pledge agreement to be entered into on the Effective Date between Walker Holdco and Principals Holdco.

         "PPSA" means the Personal Property Security Act (Ontario).

         "Principals Holdco Newco I.5 Securities" means all of the Newco I.5 Class A-1 Series 1 Common Shares, all of the Newco I.5 Class A-2 Series 1 Common Shares, all of the Newco I.5 Class A Series 1 Preferred Shares, all of the Newco Class A Series 1 Shares and all of the Newco Class D Series 1 Shares legally and beneficially owned by Principals Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, and (iii) any securities of Newco I.5 which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

         "Realization Triggering Event" means any demand for repayment of the Newco II Loan.

         "RM" means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors.

         "RM Sub" means Veleron Holding B.V., a company existing under the laws of The Netherlands and a wholly owned indirect subsidiary of RM, and its successors.

         "RM Sub Anniversary Date Triggering Event" means the time of the closing of the sale by RM Sub of some or all of its RM Sub Securities to Newco Purchaser pursuant to the Exit Agreement following the occurrence of the date referred to in Section 2.2(1)(a) of the Exit Agreement and delivery of an Exit Notice in accordance with Section 2.2(3) of the Exit Agreement.

         "RM Sub Securities" means the Newco Class C Common Shares, Newco II Class A Common Shares and interest in the Newco II Loan and the Newco II Loan Note (or any Newco II special shares issued on conversion of the Newco II Loan Note) owned by RM Sub.

         "Subsidiary" means, in respect of a Party, a subsidiary (as that term is defined in the Act as now in effect) of that Party or any Person in which such Party has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Party has a direct or indirect interest of more than 50 percent.

         "Time of Closing" means 10:00 a.m. (Toronto Time) on the Closing Date or such later or earlier time on the Closing Date as those parties to a Call Sale Transaction may agree in writing.

         "Transfer" means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing, and "Transferred" and "Transferring" shall be construed accordingly.

         "Triggering Event" means a 446 Anniversary Date Triggering Event, an RM Sub Anniversary Date Triggering Event, an Insolvency/Material Breach Triggering Event or a Realization Triggering Event.

         "Walker Holdco" means DW Holdco Inc., a corporation existing under the OBCA and, immediately prior to the Effective Time, a wholly owned subsidiary of Principals Holdco that holds 250,000 Class A Subordinate Voting Shares, and its successors;

         "Walker Holdco Magna Securities" means the 250,000 Magna Class A Shares beneficially owned by Walker Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, and (iii) any securities of Magna which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

1.2      Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

1.3      Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4      Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

1.5      Certain Phrases.

In this Agreement, (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of".

1.6      Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

                                   ARTICLE 2
                    RIGHT TO PURCHASE CLASS A SHARES OF MAGNA

2.1      Call Option

Principals Holdco shall have the right to purchase from Walker Holdco all, but not less than all, of the Walker Holdco Magna Securities in accordance with this
Article 2 upon the occurrence of any Triggering Event.

2.2      Exercise of Call Option

In order to exercise its right under Section 2.1, Principals Holdco shall, within 30 Business Days after any Triggering Event, deliver to each of Walker Holdco and Newco I.5, in writing, a notice ("Call Notice") that Principals Holdco is exercising its rights under Section 2.1 specifying the type of Triggering Event related to such exercise.

2.3      Call Option Consideration

If the Call Notice is delivered in accordance with Section 2.2 and is not revoked by Principals Holdco prior to the Closing Date, then on the Closing Date Walker Holdco shall sell and Principals Holdco shall purchase the Walker Holdco Magna Securities free and clear of all Liens in exchange for the Principals Holdco Newco I.5 Securities held by Principals Holdco free and clear of all Liens.

2.4      Closing

The completion of the transaction of purchase and sale under this Agreement contemplated by Section 2.1 (a "Call Sale Transaction") will take place on the Closing Date in accordance with and subject to Article 5. "Closing Date" means
(a) the second Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 5.2 or such other date as Principals Holdco and Walker Holdco shall agree to in writing.

2.5      Acknowledgement

Notwithstanding any other provision of this Agreement, Principals Holdco acknowledges that some or all of the Walker Holdco Magna Securities may be subject to the terms, conditions and restrictions contained in one or more long-term retention (restricted share) agreement(s) and that Magna shall maintain possession of such Walker Holdco Magna Securities and shall only release them as and when the applicable restrictions are fully satisfied.

                                   ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties of Walker Holdco.

Walker Holdco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

         (a) Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

         (b) Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

         (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

         (d) Title to Magna Class A Shares. The Walker Holdco Magna Securities described in the recitals as being owned by Walker Holdco are owned by it as the registered and beneficial owner with good title, free and clear of all Liens (other than the Lien created by the Pledge Agreement).

3.2      Representations and Warranties of Principals Holdco

Principals Holdco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

         (a) Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

         (b) Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

         (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

         (d) Title to Class A Common Shares of Newco I.5. The Principals Holdco Newco I.5 Securities described in the recitals as being owned by Principals Holdco are owned by it as the registered and beneficial owner with good title, free and clear of all Liens.

3.3      Representations and Warranties of Newco I.5

Newco I.5 represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

         (a) That it has taken all actions necessary to carry out the pledge contemplated by the Pledge Agreement and the Call Sale Transaction.

3.4      Survival.

Notwithstanding the Limitations Act, 2002 (Ontario), The representations and warranties of Walker Holdco and Principals Holdco contained in Article 3 and the covenants of Walker Holdco, Principals Holdco and Newco I.5 contained in Article 4 and Article 5 survive the execution and delivery of this Agreement and continue in full force and effect with respect to each of Walker Holdco, Principals Holdco and Newco I.5 until it ceases to be bound by the provisions of this Agreement.

                                   ARTICLE 4
           COVENANTS OF WALKER HOLDCO, PRINCIPALS HOLDCO AND NEWCO I.5

4.1      Covenants of Walker Holdco.

         (a) Walker Holdco shall not Transfer the Walker Holdco Magna Securities except as expressly permitted by this Agreement or except with the prior written consent of Principals Holdco, which consent may be withheld in the unfettered discretion of Principals Holdco.

         (b) Walker Holdco shall not grant a Lien on or otherwise encumber any of the Walker Holdco Magna Securities in any way whatsoever without the prior written consent of Principals Holdco, which consent may be withheld in the unfettered discretion of Principals Holdco.

         (c) Walker Holdco shall execute the Pledge Agreement concurrently with the execution and delivery of this Agreement and pledges the Walker Holdco Magna Securities to Principals Holdco pursuant to the terms of the Pledge Agreement.

4.2      Covenants of Principals Holdco.

         (a) Principals Holdco shall not Transfer the Principals Holdco Newco I.5 Securities except as expressly permitted by this Agreement or except with the prior written consent of Walker Holdco, which consent may be withheld in the unfettered discretion of Walker Holdco;

         (b) Principals Holdco shall not grant a Lien on or otherwise encumber any of the Principals Holdco Newco I.5 Securities in any way whatsoever without the prior written consent of Walker Holdco, which consent may be withheld in the unfettered discretion of Walker Holdco.

4.3      Covenants of Newco I.5

         (a) Newco I.5 hereby irrevocably consents to the Transfer of the Principals Holdco Newco I.5 Securities to Walker Holdco pursuant to this Agreement and shall take all actions necessary to effect the transfer of the Principals Holdco Newco I.5 Securities to Walker Holdco, all in accordance with the terms and conditions of this Agreement.

         (b) Newco I.5, as the sole shareholder of Walker Holdco, hereby irrevocably consents to, authorizes and approves the pledge of the Walker Holdco Magna Securities to Principals Holdco pursuant to the Pledge Agreement and the sale by Walker Holdco of the Walker Holdco Magna Securities pursuant to this Agreement.

4.4      Covenants of Newco

         (a) Newco hereby irrevocably consents to the Transfer of the Principals Holdco Newco I.5 Securities to Walker Holdco pursuant to this Agreement and shall take all actions necessary to effect the transfer of the Principals Holdco Newco I.5 Securities to Walker Holdco, all in accordance with the terms and conditions of this Agreement.

                                   ARTICLE 5
                          PROCEDURE FOR SALE OF SHARES

5.1      Additional Covenants of the Parties.

         (a) Each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure satisfaction of the conditions in Section 5.2.

         (b) Walker Holdco shall take all necessary steps and corporate proceedings to permit good title to the Walker Holdco Magna Securities to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

         (c) Principals Holdco shall take all necessary steps and corporate proceedings to permit good title to any Principals Holdco Newco I.5 Securities that are to be delivered by Principals Holdco to Walker Holdco in accordance with the provisions of this Agreement to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

         (d) Each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete the Call Sale Transaction and to facilitate any purchase and sale of securities in accordance with Article 2.

5.2      Conditions for the Benefit of Principals Holdco.

The completion of any Call Sale Transaction is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of Principals Holdco and may be waived, in whole or in part, by Principals Holdco in its sole discretion:

         (a) the delivery to Principals Holdco of a certificate of Walker Holdco, signed by an authorized officer of Walker Holdco on its behalf and not in his personal capacity, certifying that
                  (i) on the Closing Date, the Walker Holdco Magna Securities are owned by Walker Holdco as the registered and beneficial owner with good title, free and clear of Liens other than those being released on such date, and (ii) upon completion of the Call Sale Transaction, Principals Holdco will have good and valid title to the Walker Holdco Magna Securities transferred by Walker Holdco, free and clear of Liens;

         (b) all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the trade or distribution by Walker Holdco of the Walker Holdco Magna Securities necessary to effect the Call Sale Transaction shall have been made, given or obtained; and

         (c) the completion of the Call Sale Transaction will not result in the violation of any Applicable Law.

5.3      Closing Procedures.

         (a) The completion of the Call Sale Transaction will take place at the offices of Miller Thomson LLP in Toronto, Ontario, at the Time of Closing or at such other place, or on such other date as the parties to the Call Sale Transaction may agree to in writing.

         (b) Subject to satisfaction or waiver by Principals Holdco of the conditions of closing in its favour, at the closing of the Call Sale Transaction:

                  (i) Walker Holdco shall assign and transfer title and deliver actual possession of the Walker Holdco Magna Securities to Principals Holdco and endorse the share certificates representing the Walker Holdco Magna Securities for transfer to Principals Holdco; and

                  (ii) Principals Holdco shall assign and transfer title and deliver actual possession of the Principals Holdco Newco I.5 Securities to Walker Holdco and endorse the share certificates representing the Principals Holdco Newco I.5 Securities for transfer to Walker Holdco.

5.4      Non-Compliance with Conditions.

If at the Time of Closing, the Walker Holdco Magna Securities are not free and clear of all Liens (other than the Lien created by the Pledge Agreement), Principals Holdco may, without prejudice to any other rights it may have, choose to purchase the Walker Holdco Magna Securities subject to such Liens to the extent that Principals Holdco recognizes the validity of such Liens provided that Principals Holdco shall be entitled to such monetary rights of set off and/or to take such other steps as it deems appropriate to recognize any diminution in value in the Walker Holdco Magna Securities due to such Liens. Walker Holdco agrees to indemnify Principals Holdco for the amount of any obligations and liabilities in respect of such Liens to the extent that such obligations and liabilities exceed the value of the Principals Holdco Newco Securities.

5.5      Non-Completion by Walker Holdco.

         (a) In addition to and without limiting any remedy that may be available under Applicable Law to Principals Holdco, if at the Time of Closing Walker Holdco fails to complete the Call Sale Transaction in violation of this Agreement, Principals Holdco has the right, if Principals Holdco is not in default under this

                  Agreement, to make payment of the purchase price for the Walker Holdco Magna Securities to Walker Holdco by delivering share certificates representing the Principals Holdco Newco
                  I.5 Securities to a recognized financial institution in Canada to hold on behalf of Walker Holdco. Such delivery constitutes valid and effective payment of the purchase price to Walker Holdco irrespective of any action Walker Holdco may have taken to transfer or grant a Lien on the Walker Holdco Magna Securities. If the purchase price has been so paid, then from the date of such delivery the Call Sale Transaction is deemed to have been completed and all right, title, benefit and interest, both at law and in equity, in and to the Walker Holdco Magna Securities shall be deemed to have been transferred to and become vested in Principals Holdco and all right, title, benefit and interest of Walker Holdco, or of any transferee or assignee of, or other Person claiming an interest through, Walker Holdco, in and to the Walker Holdco Magna Securities, shall cease.

         (b) Walker Holdco is entitled to receive the share certificates delivered to a recognized financial institution in Canada under Section 5.1(a) on delivery to Principals Holdco of the documents referred to in Section 5.2 and Section 5.3(b)(i) and in compliance with all other provisions of this Agreement.

                                   ARTICLE 6
                                  MISCELLANEOUS

6.1      Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

         (a)      to Principals Holdco at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Jeffrey O. Palmer
                  Facsimile:        (905) 726-7164

                  with a copy to: Vincent J. Galifi, Peter Koob, Donald J. Walker and Siegfried Wolf

                  and to:

                  Miller Thomson LLP
                  Scotia Plaza
                  40 King Street West, Suite 5800
                  P.O. Box 1011

                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

         (b)      to Walker Holdco at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Donald J. Walker
                  Facsimile:        (905) 726-2595

                  with a copy to:

                  Miller Thomson LLP
                  Scotia Plaza
                  40 King Street West, Suite 5800
                  P.O. Box 1011
                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

                  and to:

                  Stikeman Elliott LLP
                  5300 Commerce Court West
                  199 Bay Street
                  Toronto, Ontario
                  M5L 1B9

                  Attention:        Edward J. Waitzer
                  Facsimile:        (416) 947-0866

         (c)      to Newco I.5 at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Belinda Stronach
                  Facsimile:        (905) 726-7494

                  with a copy to:

                  Miller Thomson LLP
                  Scotia Plaza
                  40 King Street West, Suite 5800
                  P.O. Box 1011
                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

                  and to:

                  Stikeman Elliott LLP
                  5300 Commerce Court West
                  199 Bay Street
                  Toronto, Ontario
                  M5L 1B9

                  Attention:        Edward J. Waitzer
                  Facsimile:        (416) 947-0866

         (d)      to Newco at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Belinda Stronach
                  Facsimile:        (905) 726-7494

                  with a copy to:

                  Miller Thomson LLP
                  Scotia Plaza
                  40 King Street West, Suite 5800
                  P.O. Box 1011
                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

                  and to:

                  Stikeman Elliott LLP
                  5300 Commerce Court West
                  199 Bay Street

                  Toronto, Ontario
                  M5L 1B9

                  Attention:        Edward J. Waitzer
                  Facsimile:        (416) 947-0866

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

A Party may change its address for service and may add "copy to" parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed.

6.2      Time of the Essence.

Time is of the essence in this Agreement.

6.3      Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of Principals Holdco and Walker Holdco (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

6.4      No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes a Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of the other Party.

6.5      Expenses.

Each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it.

6.6      Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

6.7      Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

6.8      Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties.

6.9      Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.10     Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

6.11     Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

                    (SIGNATURES APPEAR ON THE FOLLOWING PAGE)

     IN WITNESS WHEREOF the Parties have executed this Share Option Agreement.


                                      MPMAG HOLDINGS INC.


                                      Per:______________________________
                                           Authorized Signing Officer

                                      Per:_______________________________
                                           Authorized Signing Officer



                                      DW HOLDCO INC.


                                      Per:_______________________________
                                          Authorized Signing Officer


                                      Per:_______________________________
                                          Authorized Signing Officer


                                      2143453 ONTARIO INC.


                                      Per:_______________________________
                                          Authorized Signing Officer


                                      Per:_______________________________
                                          Authorized Signing Officer



                                      M UNICAR INC.


                                      Per:_______________________________
                                          Authorized Signing Officer


                                      Per:_______________________________
                                          Authorized Signing Officer

Exhibit G


                                 JOP HOLDCO INC.
                                AS PALMER HOLDCO

                                       and

                               MPMAG HOLDINGS INC.
                              AS PRINCIPALS HOLDCO

                                       and

                              2143453 ONTARIO INC.
                                  AS NEWCO I.5

                                       and

                                  M UNICAR INC.
                                    AS NEWCO





              PALMER HOLDCO MAGNA CLASS A SHARE OPTION AGREEMENT

                               September 20, 2007

                                TABLE OF CONTENTS


ARTICLE 1
INTERPRETATION...............................................................1
      1.1  Defined Terms.....................................................1
      1.2  Gender and Number.................................................5
      1.3  Sections and Headings.............................................5
      1.4  Currency..........................................................6
      1.5  Certain Phrases...................................................6
      1.6  Statutory References..............................................6

ARTICLE 2
RIGHT TO PURCHASE CLASS A SHARES OF MAGNA....................................6
      2.1  Call Option.......................................................6
      2.2  Exercise of Call Option...........................................6
      2.3  Call Option Consideration.........................................6
      2.4  Closing...........................................................6
      2.5  Acknowledgement...................................................7

ARTICLE 3
REPRESENTATIONS AND WARRANTIES...............................................7
      3.1  Representations and Warranties of Palmer Holdco...................7
      3.2  Representations and Warranties of Principals Holdco...............8
      3.3  Representations and Warranties of Newco I.5.......................8
      3.4  Survival..........................................................8

ARTICLE 4
COVENANTS OF  PALMER HOLDCO, PRINCIPALS HOLDCO AND NEWCO I.5.................9
      4.1  Covenants of Palmer Holdco........................................9
      4.2  Covenants of Principals Holdco....................................9
      4.3  Covenants of Newco I.5............................................9
      4.4  Covenants of Newco...............................................10

ARTICLE 5
PROCEDURE FOR SALE OF SHARES................................................10
      5.1  Additional Covenants of the Parties..............................10
      5.2  Conditions for the Benefit of Principals Holdco..................10
      5.3  Closing Procedures...............................................11
      5.4  Non-Compliance with Conditions...................................11
      5.5  Non-Completion by Palmer Holdco..................................11

ARTICLE 6
MISCELLANEOUS...............................................................12
      6.1  Notices..........................................................12
      6.2  Time of the Essence..............................................15
      6.3  Announcements....................................................15
      6.4  No Agency or Partnership.........................................15
      6.5  Expenses.........................................................15
      6.6  Amendments and Waivers...........................................16
      6.7  Entire Agreement.................................................16


                                      (i)

      6.8  Successors and Assigns...........................................16
      6.9  Severability.....................................................16
      6.10 Governing Law....................................................16
      6.11 Counterparts.....................................................16



                                      (ii)

              PALMER HOLDCO MAGNA CLASS A SHARE OPTION AGREEMENT

      Palmer Holdco Magna Class A Share Option Agreement dated September 20, 2007 between JOP Holdco Inc. ("Palmer Holdco"), MPMAG Holdings Inc. ("Principals Holdco"), 2143453 Ontario Inc. ("Newco I.5") and M Unicar Inc. ("Newco")

RECITALS:

A. Palmer Holdco is the registered and beneficial owner of 35,000 Magna Class A Shares;

B. Principals Holdco is the registered and beneficial owner of 950 Newco I.5 Class A-1, Series 5 Common Shares, which are convertible in certain circumstances into 950 Newco I.5 Class A-2, Series 5 Common Shares; 25 Newco Class A Series 5 Shares, which are convertible in certain circumstances into 25 Newco Class D Series 5 Shares and 950 Class A Preferred Shares; and

C. Palmer Holdco desires to issue to Principals Holdco an option to purchase the Palmer Holdco Magna Securities on the terms and conditions set out in this Agreement.

      In consideration of the above recitals, and the agreements of the parties hereto contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are hereby acknowledged), the parties hereto agree as follows:


                                    ARTICLE 1
                                 INTERPRETATION

1.1   Defined Terms.

As used in this Agreement, the following terms have the following meanings:

      "446" means 446 Holdings Inc., a corporation existing under the Act and a wholly owned subsidiary of 445, and its successors.

      "446 Anniversary Date Triggering Event" means the delivery of an Exit Notice by 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by 446 of its right to cause RM Sub to sell its RM Sub Securities to Newco Purchaser pursuant to Section 2.2(2)(a) of the Exit Agreement.

      "Act" means the Business Corporations Act (Ontario).

      "Agreement" means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

      "Applicable Laws" means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

      "Authorization" means, with respect to a Person, any order, relief, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity, including any securities regulatory authority, having jurisdiction over the Person.

      "Business Day" means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario.

      "Call Sale Transaction" has the meaning specified in Section 2.4.

      "Class A Shares" means the class A shares in the capital of Newco, issuable in series.

      "Class A-1 Common Shares" means the class A-1 common shares in the capital of Newco I.5, issuable in series.

      "Class A-2 Common Shares" means the class A-2 common shares in the capital of Newco I.5, issuable in series.

      "Class A Preferred Shares" means the class A preferred shares in the capital of Newco I.5, issuable in series.

      "Class D Shares" means the class D shares in the capital of Newco, issuable in series.

      "Closing Date" has the meaning specified in Section 2.4.

      "Contract" means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

      "Effective Date" means the date shown on the Certificate of Arrangement.

      "Effective Time" means 12:01 a.m. (Eastern Time) on the Effective Date.

      "Exit Agreement" means the exit agreement to be entered into on the Effective Date among 445, 446, RM, RM Sub, Newco, Newco I.5, Newco II and RM's lender.

      "Exit Notice" means the formal notice to be provided by RM Sub or 446, as the case may be, to each of the parties to the Exit Agreement in connection with an exercise of its respective exit rights pursuant to the Exit Agreement.

      "Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorite des marches financiers du Quebec and the United States Securities and Exchange Commission, (b) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

      "Insolvency/Material Breach Triggering Event" means the delivery of an Exit Notice by either RM Sub or 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by RM Sub or 446 of RM Sub's right to sell, or 446's right to cause RM Sub to sell, as the case may be, the RM Sub Securities to Newco Purchaser pursuant to Sections 2.2(1)(b), 2.2(1)(c), 2.2(2)(b) or 2.2(2)(c) of the Exit Agreement.

      "Lien" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer) (other than Liens created pursuant to any long-term retention (restricted share) agreement between Magna and a Principal).

      "Magna" means Magna International Inc., a corporation existing under the Act and its successors.

      "Magna Class A Shares" means the Class A Subordinate Voting Shares in the capital of Magna.

      "Newco" means M Unicar Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of 446, and its successors.

      "Newco Class C Common Shares" means 42,000 Class C Common Shares in the capital of Newco beneficially owned by RM Sub.

      "Newco I.5" means 2143453 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly-owned subsidiary of Newco, and its successors;

      "Newco II" means 2143455 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of Newco I.5, and its successors.

      "Newco II Class A Common Shares" means 100 Class A Common Shares in the capital of Newco II beneficially owned by RM Sub.

      "Newco II Loan" means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

      "Newco II Loan Note" means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements and documents relating to the security therefor.

      "Newco Purchaser" means 446 or such other Person as 446 may designate from time to time by giving notice to others in accordance with the Exit Agreement.

      "Palmer Holdco" means JOP Holdco Inc., a corporation existing under the OBCA and, immediately prior to the Effective Time, a wholly owned subsidiary of Principals Holdco that holds 35,000 Class A Subordinate Voting Shares, and its successors;

      "Palmer Holdco Magna Securities" means the 35,000 Magna Class A Shares beneficially owned by Palmer Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, and (iii) any securities of Magna which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

      "Parties" mean Principals Holdco, Palmer Holdco and Newco I.5.

      "Person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

      "Pledge Agreement" means the pledge agreement to be entered into on the Effective Date between Palmer Holdco and Principals Holdco.

      "PPSA" means the Personal Property Security Act (Ontario).

      "Principals Holdco Newco I.5 Securities" means all of the Newco I.5 Class A-1 Series 5 Common Shares, all of the Newco I.5 Class A-2 Series 5 Common Shares, all of the Newco I.5 Class A Series 5 Preferred Shares, all of the Newco Class A Series 5 Shares and all of the Newco Class D Series 5 Shares legally and beneficially owned by Principals Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed,
      (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, and (iii) any securities of Newco I.5 which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

      "Realization Triggering Event" means any demand for repayment of the Newco II Loan.

      "RM" means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors.

      "RM Sub" means Veleron Holding B.V., a company existing under the laws of The Netherlands and a wholly owned indirect subsidiary of RM, and its successors.

      "RM Sub Anniversary Date Triggering Event" means the time of the closing of the sale by RM Sub of some or all of its RM Sub Securities to Newco Purchaser pursuant to the Exit Agreement following the occurrence of the date referred to in Section 2.2(1)(a) of the Exit Agreement and delivery of an Exit Notice in accordance with Section 2.2(3) of the Exit Agreement.

      "RM Sub Securities" means the Newco Class C Common Shares, Newco II Class A Common Shares and interest in the Newco II Loan and the Newco II Loan Note (or any Newco II special shares issued on conversion of the Newco II Loan Note) owned by RM Sub.

      "Subsidiary" means, in respect of a Party, a subsidiary (as that term is defined in the Act as now in effect) of that Party or any Person in which such Party has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Party has a direct or indirect interest of more than 50 percent.

      "Time of Closing" means 10:00 a.m. (Toronto Time) on the Closing Date or such later or earlier time on the Closing Date as those parties to a Call Sale Transaction may agree in writing.

      "Transfer" means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing, and "Transferred" and "Transferring" shall be construed accordingly.

      "Triggering Event" means a 446 Anniversary Date Triggering Event, an RM Sub Anniversary Date Triggering Event, an Insolvency/Material Breach Triggering Event or a Realization Triggering Event.

1.2   Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

1.3   Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4   Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

1.5   Certain Phrases.

In this Agreement, (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of".

1.6   Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.


                                    ARTICLE 2
                  RIGHT TO PURCHASE CLASS A SHARES OF MAGNA

2.1   Call Option

Principals Holdco shall have the right to purchase from Palmer Holdco all, but not less than all, of the Palmer Holdco Magna Securities in accordance with this
Article 2 upon the occurrence of any Triggering Event.

2.2   Exercise of Call Option

In order to exercise its right under Section 2.1, Principals Holdco shall, within 30 Business Days after any Triggering Event, deliver to each of Palmer Holdco and Newco I.5, in writing, a notice ("Call Notice") that Principals Holdco is exercising its rights under Section 2.1 specifying the type of Triggering Event related to such exercise.

2.3   Call Option Consideration

If the Call Notice is delivered in accordance with Section 2.2 and is not revoked by Principals Holdco prior to the Closing Date, then on the Closing Date Palmer Holdco shall sell and Principals Holdco shall purchase the Palmer Holdco Magna Securities free and clear of all Liens in exchange for the Principals Holdco Newco I.5 Securities held by Principals Holdco free and clear of all Liens.

2.4   Closing

The completion of the transaction of purchase and sale under this Agreement contemplated by Section 2.1 (a "Call Sale Transaction") will take place on the Closing Date in accordance with and subject to Article 5. "Closing Date" means
(a) the second Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 5.2 or such other date as Principals Holdco and Palmer Holdco shall agree to in writing.

2.5   Acknowledgement

Notwithstanding any other provision of this Agreement, Principals Holdco acknowledges that some or all of the Palmer Holdco Magna Securities may be subject to the terms, conditions and restrictions contained in one or more long-term retention (restricted share) agreement(s) and that Magna shall maintain possession of such Palmer Holdco Magna Securities and shall only release them as and when the applicable restrictions are fully satisfied.




                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of Palmer Holdco.

Palmer Holdco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

      (a) Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

      (b) Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party,
            (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

      (d) Title to Magna Class A Shares. The Palmer Holdco Magna Securities described in the recitals as being owned by Palmer Holdco are owned by it as the registered and beneficial owner with good title, free and clear of all Liens (other than the Lien created by the Pledge Agreement).

3.2   Representations and Warranties of Principals Holdco

Principals Holdco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

      (a) Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

      (b) Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party,
            (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

      (d) Title to Class A Common Shares of Newco I.5. The Principals Holdco Newco I.5 Securities described in the recitals as being owned by Principals Holdco are owned by it as the registered and beneficial owner with good title, free and clear of all Liens.

3.3   Representations and Warranties of Newco I.5

Newco I.5 represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

      (a) That it has taken all actions necessary to carry out the pledge contemplated by the Pledge Agreement and the Call Sale Transaction.

3.4   Survival.

Notwithstanding the Limitations Act, 2002 (Ontario), The representations and warranties of Palmer Holdco and Principals Holdco contained in Article 3 and the covenants of Palmer Holdco, Principals Holdco and Newco I.5 contained in Article 4 and Article 5 survive the execution and delivery of this Agreement and continue in full force and effect with respect to each of Palmer Holdco, Principals Holdco and Newco I.5 until it ceases to be bound by the provisions of this Agreement.


                                    ARTICLE 4
         COVENANTS OF PALMER HOLDCO, PRINCIPALS HOLDCO AND NEWCO I.5

4.1   Covenants of Palmer Holdco.

      (a) Palmer Holdco shall not Transfer the Palmer Holdco Magna Securities except as expressly permitted by this Agreement or except with the prior written consent of Principals Holdco, which consent may be withheld in the unfettered discretion of Principals Holdco.

      (b) Palmer Holdco shall not grant a Lien on or otherwise encumber any of the Palmer Holdco Magna Securities in any way whatsoever without the prior written consent of Principals Holdco, which consent may be withheld in the unfettered discretion of Principals Holdco.

      (c) Palmer Holdco shall execute the Pledge Agreement concurrently with the execution and delivery of this Agreement and pledges the Palmer Holdco Magna Securities to Principals Holdco pursuant to the terms of the Pledge Agreement.

4.2   Covenants of Principals Holdco.

      (a) Principals Holdco shall not Transfer the Principals Holdco Newco I.5 Securities except as expressly permitted by this Agreement or except with the prior written consent of Palmer Holdco, which consent may be withheld in the unfettered discretion of Palmer Holdco;

      (b) Principals Holdco shall not grant a Lien on or otherwise encumber any of the Principals Holdco Newco I.5 Securities in any way whatsoever without the prior written consent of Palmer Holdco, which consent may be withheld in the unfettered discretion of Palmer Holdco.

4.3   Covenants of Newco I.5

      (a) Newco I.5 hereby irrevocably consents to the Transfer of the Principals Holdco Newco I.5 Securities to Palmer Holdco pursuant to this Agreement and shall take all actions necessary to effect the transfer of the Principals Holdco Newco I.5 Securities to Palmer Holdco, all in accordance with the terms and conditions of this Agreement.

      (b) Newco I.5, as the sole shareholder of Palmer Holdco, hereby irrevocably consents to, authorizes and approves the pledge of the Palmer Holdco Magna Securities to Principals Holdco pursuant to the Pledge Agreement and the sale by Palmer Holdco of the Palmer Holdco Magna Securities pursuant to this Agreement.

4.4   Covenants of Newco

      (a) Newco hereby irrevocably consents to the Transfer of the Principals Holdco Newco I.5 Securities to Palmer Holdco pursuant to this Agreement and shall take all actions necessary to effect the transfer of the Principals Holdco Newco I.5 Securities to Palmer Holdco, all in accordance with the terms and conditions of this Agreement.


                                    ARTICLE 5
                          PROCEDURE FOR SALE OF SHARES

5.1   Additional Covenants of the Parties.

      (a) Each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure satisfaction of the conditions in Section 5.2.

      (b) Palmer Holdco shall take all necessary steps and corporate proceedings to permit good title to the Palmer Holdco Magna Securities to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

      (c) Principals Holdco shall take all necessary steps and corporate proceedings to permit good title to any Principals Holdco Newco I.5 Securities that are to be delivered by Principals Holdco to Palmer Holdco in accordance with the provisions of this Agreement to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

      (d) Each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete the Call Sale Transaction and to facilitate any purchase and sale of securities in accordance with Article 2.

5.2   Conditions for the Benefit of Principals Holdco.

The completion of any Call Sale Transaction is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of Principals Holdco and may be waived, in whole or in part, by Principals Holdco in its sole discretion:

      (a) the delivery to Principals Holdco of a certificate of Palmer Holdco, signed by an authorized officer of Palmer Holdco on its behalf and not in his personal capacity, certifying that (i) on the Closing Date, the Palmer Holdco Magna Securities are owned by Palmer Holdco as the registered and beneficial owner with good title, free and clear of Liens other than those being released on such date, and (ii) upon completion of the Call Sale Transaction, Principals Holdco will have good and valid title to the Palmer Holdco Magna Securities transferred by Palmer Holdco, free and clear of Liens;

      (b) all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the trade or distribution by Palmer Holdco of the Palmer Holdco Magna Securities necessary to effect the Call Sale Transaction shall have been made, given or obtained; and

      (c) the completion of the Call Sale Transaction will not result in the violation of any Applicable Law.

5.3   Closing Procedures.

      (a) The completion of the Call Sale Transaction will take place at the offices of Miller Thomson LLP in Toronto, Ontario, at the Time of Closing or at such other place, or on such other date as the parties to the Call Sale Transaction may agree to in writing.

      (b) Subject to satisfaction or waiver by Principals Holdco of the conditions of closing in its favour, at the closing of the Call Sale
            Transaction:

            (i) Palmer Holdco shall assign and transfer title and deliver actual possession of the Palmer Holdco Magna Securities to Principals Holdco and endorse the share certificates representing the Palmer Holdco Magna Securities for transfer to Principals Holdco; and

            (ii) Principals Holdco shall assign and transfer title and deliver actual possession of the Principals Holdco Newco I.5 Securities to Palmer Holdco and endorse the share certificates representing the Principals Holdco Newco I.5 Securities for transfer to Palmer Holdco.

5.4   Non-Compliance with Conditions.

If at the Time of Closing, the Palmer Holdco Magna Securities are not free and clear of all Liens (other than the Lien created by the Pledge Agreement), Principals Holdco may, without prejudice to any other rights it may have, choose to purchase the Palmer Holdco Magna Securities subject to such Liens to the extent that Principals Holdco recognizes the validity of such Liens provided that Principals Holdco shall be entitled to such monetary rights of set off and/or to take such other steps as it deems appropriate to recognize any diminution in value in the Palmer Holdco Magna Securities due to such Liens. Palmer Holdco agrees to indemnify Principals Holdco for the amount of any obligations and liabilities in respect of such Liens to the extent that such obligations and liabilities exceed the value of the Principals Holdco Newco Securities.

5.5   Non-Completion by Palmer Holdco.

      (a) In addition to and without limiting any remedy that may be available under Applicable Law to Principals Holdco, if at the Time of Closing Palmer Holdco fails to complete the Call Sale Transaction in violation of this Agreement, Principals Holdco has the right, if Principals Holdco is not in default under this

            Agreement, to make payment of the purchase price for the Palmer Holdco Magna Securities to Palmer Holdco by delivering share certificates representing the Principals Holdco Newco I.5 Securities to a recognized financial institution in Canada to hold on behalf of Palmer Holdco. Such delivery constitutes valid and effective payment of the purchase price to Palmer Holdco irrespective of any action Palmer Holdco may have taken to transfer or grant a Lien on the Palmer Holdco Magna Securities. If the purchase price has been so paid, then from the date of such delivery the Call Sale Transaction is deemed to have been completed and all right, title, benefit and interest, both at law and in equity, in and to the Palmer Holdco Magna Securities shall be deemed to have been transferred to and become vested in Principals Holdco and all right, title, benefit and interest of Palmer Holdco, or of any transferee or assignee of, or other Person claiming an interest through, Palmer Holdco, in and to the Palmer Holdco Magna Securities, shall cease.

      (b) Palmer Holdco is entitled to receive the share certificates delivered to a recognized financial institution in Canada under
            Section 5.1(a) on delivery to Principals Holdco of the documents referred to in Section 5.2 and Section 5.3(b)(i) and in compliance with all other provisions of this Agreement.


                                    ARTICLE 6
                                  MISCELLANEOUS

6.1   Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

      (a) to Principals Holdco at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario
            L4G 7K1

            Attention:  Jeffrey O. Palmer
            Facsimile:  (905) 726-7164

            with a copy to: Vincent J. Galifi, Peter Koob, Donald J. Walker and Siegfried Wolf

            Miller Thomson LLP
            Scotia Plaza
            40 King Street West, Suite 5800
            P.O. Box 1011
            Toronto, Ontario
            M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595.8695

            and to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            M5L 1B9

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866

      (b) to Palmer Holdco at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario
            L4G 7K1

            Attention:  Jeffrey O. Palmer
            Facsimile:  (905) 726-2595

            with a copy to:

            Miller Thomson LLP
            Scotia Plaza
            40 King Street West, Suite 5800
            P.O. Box 1011
            Toronto, Ontario
            M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595.8695

            and to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            M5L 1B9

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866

      (c) to Newco I.5 at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario
            L4G 7K1

            Attention:  Belinda Stronach
            Facsimile:  (905) 726-7494

            with a copy to:

            Miller Thomson LLP
            Scotia Plaza
            40 King Street West, Suite 5800
            P.O. Box 1011
            Toronto, Ontario
            M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595.8695

            and to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            M5L 1B9

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866

      (d) to Newco at:

            c/o Magna International Inc.
            337 Magna Drive
            Aurora, Ontario
            L4G 7K1

            Attention:  Belinda Stronach
            Facsimile:  (905) 726-7494

            with a copy to:

            Miller Thomson LLP
            Scotia Plaza
            40 King Street West, Suite 5800
            P.O. Box 1011
            Toronto, Ontario
            M5H 3S1

            Attention:  John Campbell
            Facsimile:  (416) 595.8695

            and to:

            Stikeman Elliott LLP
            5300 Commerce Court West
            199 Bay Street
            Toronto, Ontario
            M5L 1B9

            Attention:  Edward J. Waitzer
            Facsimile:  (416) 947-0866

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

A Party may change its address for service and may add "copy to" parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed.

6.2   Time of the Essence.

Time is of the essence in this Agreement.

6.3   Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of Principals Holdco and Palmer Holdco (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

6.4   No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes a Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of the other Party.

6.5   Expenses.

Each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it.

6.6   Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

6.7   Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

6.8   Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties.

6.9   Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.10  Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

6.11  Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

                  (SIGNATURES APPEAR ON THE FOLLOWING PAGE)




                                      -17

      IN WITNESS WHEREOF the Parties have executed this Share Option Agreement.


                                   MPMAG HOLDINGS INC.



                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer


                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer



                                   JOP HOLDCO INC.



                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer


                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer



                                   2143453 ONTARIO INC.



                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer


                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer



                                   M UNICAR INC.



                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer


                                   Per:
                                          ------------------------------
                                          Authorized Signing Officer

Exhibit H




                                 PK HOLDCO INC.
                                 AS KOOB HOLDCO

                                       and

                               MPMAG HOLDINGS INC.
                              AS PRINCIPALS HOLDCO

                                       and

                              2143453 ONTARIO INC.
                                  AS NEWCO I.5

                                       and

                                  M UNICAR INC.
                                    AS NEWCO



                KOOB HOLDCO MAGNA CLASS A SHARE OPTION AGREEMENT

                               September 20, 2007

                                TABLE OF CONTENTS


ARTICLE 1
INTERPRETATION...............................................................1
         1.1    Defined Terms................................................1
         1.2    Gender and Number............................................5
         1.3    Sections and Headings........................................5
         1.4    Currency.....................................................5
         1.5    Certain Phrases..............................................6
         1.6    Statutory References.........................................6

ARTICLE 2
RIGHT TO PURCHASE CLASS A SHARES OF MAGNA....................................6
         2.1    Call Option..................................................6
         2.2    Exercise of Call Option......................................6
         2.3    Call Option Consideration....................................6
         2.4    Closing......................................................6
         2.5    Acknowledgement..............................................6

ARTICLE 3
REPRESENTATIONS AND WARRANTIES...............................................7
         3.1    Representations and Warranties of Koob Holdco................7
         3.2    Representations and Warranties of Principals Holdco..........7
         3.3    Representations and Warranties of Newco I.5..................8
         3.4    Survival.....................................................8

ARTICLE 4
COVENANTS OF  KOOB HOLDCO, PRINCIPALS HOLDCO AND NEWCO I.5...................8
         4.1    Covenants of Koob Holdco.....................................9
         4.2    Covenants of Principals Holdco...............................9
         4.3    Covenants of Newco I.5.......................................9
         4.4    Covenants of Newco...........................................9

ARTICLE 5
PROCEDURE FOR SALE OF SHARES................................................10
         5.1    Additional Covenants of the Parties.........................10
         5.2    Conditions for the Benefit of Principals Holdco.............10
         5.3    Closing Procedures..........................................11
         5.4    Non-Compliance with Conditions..............................11
         5.5    Non-Completion by Koob Holdco...............................11

ARTICLE 6
MISCELLANEOUS...............................................................12
         6.1    Notices.....................................................12
         6.2    Time of the Essence.........................................15
         6.3    Announcements...............................................15
         6.4    No Agency or Partnership....................................15
         6.5    Expenses....................................................15
         6.6    Amendments and Waivers......................................15
         6.7    Entire Agreement............................................15

                                       (i)

         6.8    Successors and Assigns......................................15
         6.9    Severability................................................16
         6.10   Governing Law...............................................16
         6.11   Counterparts................................................16



                                      (ii)

                KOOB HOLDCO MAGNA CLASS A SHARE OPTION AGREEMENT

         Koob Holdco Magna Class A Share Option Agreement dated September 20, 2007 between PK Holdco Inc. ("Koob Holdco"), MPMAG Holdings Inc. ("Principals Holdco"), 2143453 Ontario Inc. ("Newco I.5") and M Unicar Inc. ("Newco")

RECITALS:

A. Koob Holdco is the registered and beneficial owner of 35,000 Magna Class A Shares;

B.       Principals Holdco is the registered and beneficial owner of 950 Newco
         I.5 Class A-1, Series 4 Common Shares, which are convertible in certain circumstances into 950 Newco I.5 Class A-2, Series 4 Common Shares; 25 Newco Class A Series 4 Shares, which are convertible in certain circumstances into 25 Newco Class D Series 4 Shares; and 950 Class A Preferred shares; and

C. Koob Holdco desires to issue to Principals Holdco an option to purchase the Koob Holdco Magna Securities on the terms and conditions set out in this Agreement.

         In consideration of the above recitals, and the agreements of the parties hereto contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are hereby acknowledged), the parties hereto agree as follows:


                                    ARTICLE 1
                                 INTERPRETATION

1.1      Defined Terms.

As used in this Agreement, the following terms have the following meanings:

         "446" means 446 Holdings Inc., a corporation existing under the Act and a wholly owned subsidiary of 445, and its successors.

         "446 Anniversary Date Triggering Event" means the delivery of an Exit Notice by 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by 446 of its right to cause RM Sub to sell its RM Sub Securities to Newco Purchaser pursuant to Section 2.2(2)(a) of the Exit Agreement.

         "Act" means the Business Corporations Act (Ontario).

         "Agreement" means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

         "Applicable Laws" means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

         "Authorization" means, with respect to a Person, any order, relief, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity, including any securities regulatory authority, having jurisdiction over the Person.

         "Business Day" means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario.

         "Call Sale Transaction" has the meaning specified in Section 2.4.

         "Class A Shares" means the class A shares in the capital of Newco, issuable in series.

         "Class A-1 Common Shares" means the class A-1 common shares in the capital of Newco I.5, issuable in series.

         "Class A-2 Common Shares" means the class A-2 common shares in the capital of Newco I.5, issuable in series.

         "Class A Preferred Shares" means the class A preferred shares in the capital of Newco I.5, issuable in series.

         "Class D Shares" means the class D shares in the capital of Newco, issuable in series.

         "Closing Date" has the meaning specified in Section 2.4.

         "Contract" means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

         "Effective Date" means the date shown on the Certificate of Arrangement.

         "Effective Time" means 12:01 a.m. (Eastern Time) on the Effective Date.

         "Exit Agreement" means the exit agreement to be entered into on the Effective Date among 445, 446, RM, RM Sub, Newco, Newco I.5, Newco II and RM's lender.

         "Exit Notice" means the formal notice to be provided by RM Sub or 446, as the case may be, to each of the parties to the Exit Agreement in connection with an exercise of its respective exit rights pursuant to the Exit Agreement.

         "Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorite des marches financiers du Quebec and the United States Securities and Exchange Commission, (b) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

         "Insolvency/Material Breach Triggering Event" means the delivery of an Exit Notice by either RM Sub or 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by RM Sub or 446 of RM Sub's right to sell, or 446's right to cause RM Sub to sell, as the case may be, the RM Sub Securities to Newco Purchaser pursuant to Sections 2.2(1)(b), 2.2(1)(c), 2.2(2)(b) or 2.2(2)(c) of the Exit
         Agreement.

         "Koob Holdco" means PK Holdco Inc., a corporation existing under the OBCA and, immediately prior to the Effective Time, a wholly owned subsidiary of Principals Holdco that holds 35,000 Class A Subordinate Voting Shares, and its successors;

         "Koob Holdco Magna Securities" means the 35,000 Magna Class A Shares beneficially owned by Koob Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, and (iii) any securities of Magna which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

         "Lien" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer) (other than Liens created pursuant to any long-term retention (restricted share) agreement between Magna and a Principal).

         "Magna" means Magna International Inc., a corporation existing under the Act and its successors.

         "Magna Class A Shares" means the Class A Subordinate Voting Shares in the capital of Magna.

         "Newco" means M Unicar Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of 446, and its successors.

         "Newco Class C Common Shares" means 42,000 Class C Common Shares in the capital of Newco beneficially owned by RM Sub.

         "Newco I.5" means 2143453 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly-owned subsidiary of Newco, and its successors;

         "Newco II" means 2143455 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of Newco I.5, and its successors.

         "Newco II Class A Common Shares" means 100 Class A Common Shares in the capital of Newco II beneficially owned by RM Sub.

         "Newco II Loan" means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

         "Newco II Loan Note" means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements and documents relating to the security therefor.

         "Newco Purchaser" means 446 or such other Person as 446 may designate from time to time by giving notice to others in accordance with the Exit Agreement.

         "Parties" mean Principals Holdco, Koob Holdco and Newco I.5.

         "Person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

         "Pledge Agreement" means the pledge agreement to be entered into on the Effective Date between Koob Holdco and Principals Holdco.

         "PPSA" means the Personal Property Security Act (Ontario).

         "Principals Holdco Newco I.5 Securities" means all of the Newco I.5 Class A-1 Series 4 Common Shares, all of the Newco I.5 Class A-2 Series 4 Common Shares, all of the Newco I.5 Class A Series 4, all of the Newco Class A Series 4 Shares and all of the Newco Class D Series 4 Shares legally and beneficially owned by Principals Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, and (iii) any securities of Newco I.5 which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

         "Realization Triggering Event" means any demand for repayment of the Newco II Loan.

         "RM" means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors.

         "RM Sub" means Veleron Holding B.V., a company existing under the laws of The Netherlands and a wholly owned indirect subsidiary of RM, and its successors.

         "RM Sub Anniversary Date Triggering Event" means the time of the closing of the sale by RM Sub of some or all of its RM Sub Securities to Newco Purchaser pursuant to the Exit Agreement following the occurrence of the date referred to in Section 2.2(1)(a) of the Exit Agreement and delivery of an Exit Notice in accordance with Section 2.2(3) of the Exit Agreement.

         "RM Sub Securities" means the Newco Class C Common Shares, Newco II Class A Common Shares and interest in the Newco II Loan and the Newco II Loan Note (or any Newco II special shares issued on conversion of the Newco II Loan Note) owned by RM Sub.

         "Subsidiary" means, in respect of a Party, a subsidiary (as that term is defined in the Act as now in effect) of that Party or any Person in which such Party has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Party has a direct or indirect interest of more than 50 percent.

         "Time of Closing" means 10:00 a.m. (Toronto Time) on the Closing Date or such later or earlier time on the Closing Date as those parties to a Call Sale Transaction may agree in writing.

         "Transfer" means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing, and "Transferred" and "Transferring" shall be construed accordingly.

         "Triggering Event" means a 446 Anniversary Date Triggering Event, an RM Sub Anniversary Date Triggering Event, an Insolvency/Material Breach Triggering Event or a Realization Triggering Event.

1.2      Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

1.3      Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4      Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

1.5      Certain Phrases.

In this Agreement, (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of".

1.6      Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.


                                    ARTICLE 2
                    RIGHT TO PURCHASE CLASS A SHARES OF MAGNA

2.1      Call Option

Principals Holdco shall have the right to purchase from Koob Holdco all, but not less than all, of the Koob Holdco Magna Securities in accordance with this
Article 2 upon the occurrence of any Triggering Event.

2.2      Exercise of Call Option

In order to exercise its right under Section 2.1, Principals Holdco shall, within 30 Business Days after any Triggering Event, deliver to each of Koob Holdco and Newco I.5, in writing, a notice ("Call Notice") that Principals Holdco is exercising its rights under Section 2.1 specifying the type of Triggering Event related to such exercise.

2.3      Call Option Consideration

If the Call Notice is delivered in accordance with Section 2.2 and is not revoked by Principals Holdco prior to the Closing Date, then on the Closing Date Koob Holdco shall sell and Principals Holdco shall purchase the Koob Holdco Magna Securities free and clear of all Liens in exchange for the Principals Holdco Newco I.5 Securities held by Principals Holdco free and clear of all Liens.

2.4      Closing

The completion of the transaction of purchase and sale under this Agreement contemplated by Section 2.1 (a "Call Sale Transaction") will take place on the Closing Date in accordance with and subject to Article 5. "Closing Date" means
(a) the second Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 5.2 or such other date as Principals Holdco and Koob Holdco shall agree to in writing.

2.5      Acknowledgement

Notwithstanding any other provision of this Agreement, Principals Holdco acknowledges that some or all of the Koob Holdco Magna Securities may be subject to the terms, conditions and restrictions contained in one or more long-term retention (restricted share) agreement(s) and that Magna shall maintain possession of such Koob Holdco Magna Securities and shall only release them as and when the applicable restrictions are fully satisfied.


                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties of Koob Holdco.

Koob Holdco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

         (a) Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

         (b) Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

         (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

         (d) Title to Magna Class A Shares. The Koob Holdco Magna Securities described in the recitals as being owned by Koob Holdco are owned by it as the registered and beneficial owner with good title, free and clear of all Liens (other than the Lien created by the Pledge Agreement).

3.2      Representations and Warranties of Principals Holdco

Principals Holdco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

         (a) Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

         (b) Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

         (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

         (d) Title to Class A Common Shares of Newco I.5. The Principals Holdco Newco I.5 Securities described in the recitals as being owned by Principals Holdco are owned by it as the registered and beneficial owner with good title, free and clear of all Liens.

3.3      Representations and Warranties of Newco I.5

Newco I.5 represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

         (a) That it has taken all actions necessary to carry out the pledge contemplated by the Pledge Agreement and the Call Sale Transaction.

3.4      Survival.

Notwithstanding the Limitations Act, 2002 (Ontario), The representations and warranties of Koob Holdco and Principals Holdco contained in Article 3 and the covenants of Koob Holdco, Principals Holdco and Newco I.5 contained in Article 4 and Article 5 survive the execution and delivery of this Agreement and continue in full force and effect with respect to each of Koob

Holdco, Principals Holdco and Newco I.5 until it ceases to be bound by the provisions of this Agreement.


                                    ARTICLE 4
            COVENANTS OF KOOB HOLDCO, PRINCIPALS HOLDCO AND NEWCO I.5

4.1      Covenants of Koob Holdco.

         (a) Koob Holdco shall not Transfer the Koob Holdco Magna Securities except as expressly permitted by this Agreement or except with the prior written consent of Principals Holdco, which consent may be withheld in the unfettered discretion of Principals Holdco.

         (b) Koob Holdco shall not grant a Lien on or otherwise encumber any of the Koob Holdco Magna Securities in any way whatsoever without the prior written consent of Principals Holdco, which consent may be withheld in the unfettered discretion of Principals Holdco.

         (c) Koob Holdco shall execute the Pledge Agreement concurrently with the execution and delivery of this Agreement and pledges the Koob Holdco Magna Securities to Principals Holdco pursuant to the terms of the Pledge Agreement.

4.2      Covenants of Principals Holdco.

         (a) Principals Holdco shall not Transfer the Principals Holdco Newco I.5 Securities except as expressly permitted by this Agreement or except with the prior written consent of Koob Holdco, which consent may be withheld in the unfettered discretion of Koob Holdco;

         (b) Principals Holdco shall not grant a Lien on or otherwise encumber any of the Principals Holdco Newco I.5 Securities in any way whatsoever without the prior written consent of Koob Holdco, which consent may be withheld in the unfettered discretion of Koob Holdco.

4.3      Covenants of Newco I.5

         (a) Newco I.5 hereby irrevocably consents to the Transfer of the Principals Holdco Newco I.5 Securities to Koob Holdco pursuant to this Agreement and shall take all actions necessary to effect the transfer of the Principals Holdco Newco I.5 Securities to Koob Holdco, all in accordance with the terms and conditions of this Agreement.

         (b) Newco I.5, as the sole shareholder of Koob Holdco, hereby irrevocably consents to, authorizes and approves the pledge of the Koob Holdco Magna Securities to Principals Holdco pursuant to the Pledge Agreement and the sale by Koob Holdco of the Koob Holdco Magna Securities pursuant to this Agreement.

4.4      Covenants of Newco

         (a) Newco hereby irrevocably consents to the Transfer of the Principals Holdco Newco I.5 Securities to Koob Holdco pursuant to this Agreement and shall take all actions necessary to effect the transfer of the Principals Holdco Newco I.5 Securities to Koob Holdco, all in accordance with the terms and conditions of this Agreement.


                                    ARTICLE 5
                          PROCEDURE FOR SALE OF SHARES

5.1      Additional Covenants of the Parties.

         (a) Each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure satisfaction of the conditions in Section 5.2.

         (b) Koob Holdco shall take all necessary steps and corporate proceedings to permit good title to the Koob Holdco Magna Securities to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

         (c) Principals Holdco shall take all necessary steps and corporate proceedings to permit good title to any Principals Holdco Newco I.5 Securities that are to be delivered by Principals Holdco to Koob Holdco in accordance with the provisions of this Agreement to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

         (d) Each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete the Call Sale Transaction and to facilitate any purchase and sale of securities in accordance with Article 2.

5.2      Conditions for the Benefit of Principals Holdco.

The completion of any Call Sale Transaction is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of Principals Holdco and may be waived, in whole or in part, by Principals Holdco in its sole discretion:

         (a) the delivery to Principals Holdco of a certificate of Koob Holdco, signed by an authorized officer of Koob Holdco on its behalf and not in his personal capacity, certifying that (i) on the Closing Date, the Koob Holdco Magna Securities are owned by Koob Holdco as the registered and beneficial owner with good title, free and clear of Liens other than those being released on such date, and (ii) upon completion of the Call Sale Transaction, Principals Holdco will have good and valid title to the Koob Holdco Magna Securities transferred by Koob Holdco, free and clear of Liens;

         (b) all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the trade or distribution by Koob Holdco of the Koob Holdco Magna Securities necessary to effect the Call Sale Transaction shall have been made, given or obtained; and

         (c) the completion of the Call Sale Transaction will not result in the violation of any Applicable Law.

5.3      Closing Procedures.

         (a) The completion of the Call Sale Transaction will take place at the offices of Miller Thomson LLP in Toronto, Ontario, at the Time of Closing or at such other place, or on such other date as the parties to the Call Sale Transaction may agree to in writing.

         (b) Subject to satisfaction or waiver by Principals Holdco of the conditions of closing in its favour, at the closing of the Call Sale Transaction:

                      (i) Koob Holdco shall assign and transfer title and deliver actual possession of the Koob Holdco Magna Securities to Principals Holdco and endorse the share certificates representing the Koob Holdco Magna Securities for transfer to Principals Holdco; and

                      (ii) Principals Holdco shall assign and transfer title and deliver actual possession of the Principals Holdco Newco I.5 Securities to Koob Holdco and endorse the share certificates representing the Principals Holdco Newco I.5 Securities for transfer to Koob Holdco.

5.4      Non-Compliance with Conditions.

If at the Time of Closing, the Koob Holdco Magna Securities are not free and clear of all Liens (other than the Lien created by the Pledge Agreement), Principals Holdco may, without prejudice to any other rights it may have, choose to purchase the Koob Holdco Magna Securities subject to such Liens to the extent that Principals Holdco recognizes the validity of such Liens provided that Principals Holdco shall be entitled to such monetary rights of set off and/or to take such other steps as it deems appropriate to recognize any diminution in value in the Koob Holdco Magna Securities due to such Liens. Koob Holdco agrees to indemnify Principals Holdco for the amount of any obligations and liabilities in respect of such Liens to the extent that such obligations and liabilities exceed the value of the Principals Holdco Newco Securities.

5.5      Non-Completion by Koob Holdco.

         (a) In addition to and without limiting any remedy that may be available under Applicable Law to Principals Holdco, if at the Time of Closing Koob Holdco fails to complete the Call Sale Transaction in violation of this Agreement, Principals Holdco has the right, if Principals Holdco is not in default under this Agreement, to make payment of the purchase price for the Koob Holdco Magna Securities to Koob Holdco by delivering share certificates representing the Principals Holdco Newco I.5 Securities to a recognized financial institution in Canada to hold on behalf of Koob Holdco. Such delivery constitutes valid and effective payment of the purchase price to Koob Holdco irrespective of any action Koob Holdco may have taken to transfer or grant a Lien on the Koob Holdco Magna Securities. If the purchase price has been so paid, then from the date of such delivery the Call Sale Transaction is deemed to have been completed and all right, title, benefit and interest, both at law and in equity, in and to the Koob Holdco Magna Securities shall be deemed to have been transferred to and become vested in Principals Holdco and all right, title, benefit and interest of Koob Holdco, or of any transferee or assignee of, or other Person claiming an interest through, Koob Holdco, in and to the Koob Holdco Magna Securities, shall cease.

         (b) Koob Holdco is entitled to receive the share certificates delivered to a recognized financial institution in Canada under Section 5.1(a) on delivery to Principals Holdco of the documents referred to in Section 5.2 and Section 5.3(b)(i) and in compliance with all other provisions of this Agreement.


                                    ARTICLE 6
                                  MISCELLANEOUS

6.1      Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

         (a)      to Principals Holdco at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Jeffrey O. Palmer
                  Facsimile:        (905) 726-7164

                  with a copy to: Vincent J. Galifi, Peter Koob, Donald J. Walker and Siegfried Wolf

                  Miller Thomson LLP
                  Scotia Plaza
                  40 King Street West, Suite 5800
                  P.O. Box 1011
                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

         (b)      to Koob Holdco at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Peter Koob
                  Facsimile:        (905) 726-2595

                  with a copy to:

                  Miller Thomson LLP
                  Scotia Plaza
                  40 King Street West, Suite 5800
                  P.O. Box 1011
                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

                  and to:

                  Stikeman Elliott LLP
                  5300 Commerce Court West
                  199 Bay Street
                  Toronto, Ontario
                  M5L 1B9

                  Attention:        Edward J. Waitzer
                  Facsimile:        (416) 947-0866

         (c)      to Newco I.5 at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Belinda Stronach
                  Facsimile:        (905) 726-7494

                  with a copy to:

                  Miller Thomson LLP
                  Scotia Plaza

                  40 King Street West, Suite 5800
                  P.O. Box 1011
                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

                  and to:

                  Stikeman Elliott LLP
                  5300 Commerce Court West
                  199 Bay Street
                  Toronto, Ontario
                  M5L 1B9

                  Attention:        Edward J. Waitzer
                  Facsimile:        (416) 947-0866

         (d)      to Newco at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Belinda Stronach
                  Facsimile:        (905) 726-7494

                  with a copy to:

                  Miller Thomson LLP
                  Scotia Plaza
                  40 King Street West, Suite 5800
                  P.O. Box 1011
                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

                  and to:

                  Stikeman Elliott LLP
                  5300 Commerce Court West
                  199 Bay Street
                  Toronto, Ontario
                  M5L 1B9

                  Attention:        Edward J. Waitzer
                  Facsimile:        (416) 947-0866

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

A Party may change its address for service and may add "copy to" parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed.

6.2      Time of the Essence.

Time is of the essence in this Agreement.

6.3      Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of Principals Holdco and Koob Holdco (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

6.4      No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes a Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of the other Party.

6.5      Expenses.

Each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it.

6.6      Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

6.7      Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

6.8      Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties.

6.9      Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.10     Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

6.11     Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

                    (Signatures appear on the following page)

         IN WITNESS WHEREOF the Parties have executed this Share Option
Agreement.


                                         MPMAG HOLDINGS INC.


                                         Per:
                                              ---------------------------------
                                              Authorized Signing Officer


                                         Per:
                                              ---------------------------------
                                              Authorized Signing Officer



                                         PK HOLDCO INC.


                                         Per:
                                             ----------------------------------
                                             Authorized Signing Officer


                                         Per:
                                             ----------------------------------
                                             Authorized Signing Officer



                                         2143453 ONTARIO INC.


                                         Per:
                                             ----------------------------------
                                             Authorized Signing Officer


                                         Per:
                                             ----------------------------------
                                             Authorized Signing Officer



                                         M UNICAR INC.


                                         Per:
                                             ----------------------------------
                                             Authorized Signing Officer


                                         Per:
                                             ----------------------------------
                                             Authorized Signing Officer

Exhibit I


                                 VG HOLDCO INC.
                                AS GALIFI HOLDCO

                                       and

                               MPMAG HOLDINGS INC.
                              AS PRINCIPALS HOLDCO

                                       and

                              2143453 ONTARIO INC.
                                  AS NEWCO I.5

                                       and

                                  M UNICAR INC.
                                    AS NEWCO






               GALIFI HOLDCO MAGNA CLASS A SHARE OPTION AGREEMENT

                               SEPTEMBER 20, 2007

                                TABLE OF CONTENTS


ARTICLE 1
INTERPRETATION...............................................................1
         1.1    Defined Terms................................................1
         1.2    Gender and Number............................................5
         1.3    Sections and Headings........................................5
         1.4    Currency.....................................................6
         1.5    Certain Phrases..............................................6
         1.6    Statutory References.........................................6

ARTICLE 2
RIGHT TO PURCHASE CLASS A SHARES OF MAGNA....................................6
         2.1    Call Option..................................................6
         2.2    Exercise of Call Option......................................6
         2.3    Call Option Consideration....................................6
         2.4    Closing......................................................6
         2.5    Acknowledgement..............................................7

ARTICLE 3
REPRESENTATIONS AND WARRANTIES...............................................7
         3.1    Representations and Warranties of Galifi Holdco..............7
         3.2    Representations and Warranties of Principals Holdco..........8
         3.3    Representations and Warranties of Newco I.5..................8
         3.4    Survival.....................................................8

ARTICLE 4
COVENANTS OF  GALIFI HOLDCO, PRINCIPALS HOLDCO AND NEWCO I.5.................9
         4.1    Covenants of Galifi Holdco...................................9
         4.2    Covenants of Principals Holdco...............................9
         4.3    Covenants of Newco I.5.......................................9
         4.4    Covenants of Newco..........................................10

ARTICLE 5
PROCEDURE FOR SALE OF SHARES................................................10
         5.1    Additional Covenants of the Parties.........................10
         5.2    Conditions for the Benefit of Principals Holdco.............10
         5.3    Closing Procedures..........................................11
         5.4    Non-Compliance with Conditions..............................11
         5.5    Non-Completion by Galifi Holdco.............................11

ARTICLE 6
MISCELLANEOUS...............................................................12
         6.1    Notices.....................................................12
         6.2    Time of the Essence.........................................15
         6.3    Announcements...............................................15
         6.4    No Agency or Partnership....................................15
         6.5    Expenses....................................................15
         6.6    Amendments and Waivers......................................15
         6.7    Entire Agreement............................................15


                                       (i)

         6.8    Successors and Assigns......................................16
         6.9    Severability................................................16
         6.10   Governing Law...............................................16
         6.11   Counterparts................................................16



                                      (ii)

               GALIFI HOLDCO MAGNA CLASS A SHARE OPTION AGREEMENT

         Galifi Holdco Magna Class A Share Option Agreement dated September 20, 2007 between VG Holdco Inc. ("Galifi Holdco"), MPMAG Holdings Inc. ("Principals Holdco"), 2143453 Ontario Inc. ("Newco I.5") and M Unicar Inc. ("Newco")

RECITALS:

A. Galifi Holdco is the registered and beneficial owner of 35,000 Magna Class A Shares;

B.       Principals Holdco is the registered and beneficial owner of 950 Newco
         I.5 Class A-1, Series 3 Common Shares, which are convertible in certain circumstances into 950 Newco I.5 Class A-2, Series 3 Common Shares; 25 Newco Class A Series 3 Shares, which are convertible in certain circumstances into 25 Newco Class D Series 3 Shares; and 950 Class A Preferred shares; and

C. Galifi Holdco desires to issue to Principals Holdco an option to purchase the Galifi Holdco Magna Securities on the terms and conditions set out in this Agreement.

         In consideration of the above recitals, and the agreements of the parties hereto contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are hereby acknowledged), the parties hereto agree as follows:


                                    ARTICLE 1
                                 INTERPRETATION

1.1      Defined Terms.

As used in this Agreement, the following terms have the following meanings:

         "446" means 446 Holdings Inc., a corporation existing under the Act and a wholly owned subsidiary of 445, and its successors.

         "446 Anniversary Date Triggering Event" means the delivery of an Exit Notice by 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by 446 of its right to cause RM Sub to sell its RM Sub Securities to Newco Purchaser pursuant to Section 2.2(2)(a) of the Exit Agreement.

         "Act" means the Business Corporations Act (Ontario).

         "Agreement" means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

         "Applicable Laws" means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

         "Authorization" means, with respect to a Person, any order, relief, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity, including any securities regulatory authority, having jurisdiction over the Person.

         "Business Day" means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario.

         "Call Sale Transaction" has the meaning specified in Section 2.4.

         "Class A Shares" means the class A shares in the capital of Newco, issuable in series.

         "Class A-1 Common Shares" means the class A-1 common shares in the capital of Newco I.5, issuable in series.

         "Class A-2 Common Shares" means the class A-2 common shares in the capital of Newco I.5, issuable in series.

         "Class A Preferred Shares" means the class A preferred shares in the capital of Newco I.5, issuable in series.

         "Class D Shares" means the class D shares in the capital of Newco, issuable in series.

         "Closing Date" has the meaning specified in Section 2.4.

         "Contract" means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

         "Effective Date" means the date shown on the Certificate of Arrangement.

         "Effective Time" means 12:01 a.m. (Eastern Time) on the Effective Date.

         "Exit Agreement" means the exit agreement to be entered into on the Effective Date among 445, 446, RM, RM Sub, Newco, Newco I.5, Newco II and RM's lender.

         "Exit Notice" means the formal notice to be provided by RM Sub or 446, as the case may be, to each of the parties to the Exit Agreement in connection with an exercise of its respective exit rights pursuant to the Exit Agreement.

         "Galifi Holdco" means VG Holdco Inc., a corporation existing under the OBCA and, immediately prior to the Effective Time, a wholly owned subsidiary of Principals Holdco that holds 35,000 Class A Subordinate Voting Shares, and its successors;


         "Galifi Holdco Magna Securities" means the 35,000 Magna Class A Shares beneficially owned by Galifi Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, and (iii) any securities of

         Magna which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.


         "Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorite des marches financiers du Quebec and the United States Securities and Exchange Commission, (b) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

         "Insolvency/Material Breach Triggering Event" means the delivery of an Exit Notice by either RM Sub or 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by RM Sub or 446 of RM Sub's right to sell, or 446's right to cause RM Sub to sell, as the case may be, the RM Sub Securities to Newco Purchaser pursuant to Sections 2.2(1)(b), 2.2(1)(c), 2.2(2)(b) or 2.2(2)(c) of the Exit
         Agreement.

         "Lien" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer) (other than Liens created pursuant to any long-term retention (restricted share) agreement between Magna and a Principal).

         "Magna" means Magna International Inc., a corporation existing under the Act and its successors.

         "Magna Class A Shares" means the Class A Subordinate Voting Shares in the capital of Magna.

         "Newco" means M Unicar Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of 446, and its successors.

         "Newco Class C Common Shares" means 42,000 Class C Common Shares in the capital of Newco beneficially owned by RM Sub.

         "Newco I.5" means 2143453 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly-owned subsidiary of Newco, and its successors;

         "Newco II" means 2143455 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of Newco I.5, and its successors.

         "Newco II Class A Common Shares" means 100 Class A Common Shares in the capital of Newco II beneficially owned by RM Sub.

         "Newco II Loan" means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

         "Newco II Loan Note" means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements and documents relating to the security therefor.

         "Newco Purchaser" means 446 or such other Person as 446 may designate from time to time by giving notice to others in accordance with the Exit Agreement.

         "Parties" mean Principals Holdco, Galifi Holdco and Newco I.5.

         "Person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

         "Pledge Agreement" means the pledge agreement to be entered into on the Effective Date between Galifi Holdco and Principals Holdco.

         "PPSA" means the Personal Property Security Act (Ontario).

         "Principals Holdco Newco I.5 Securities" means all of the Newco I.5 Class A-1 Series 3 Common Shares, all of the Newco I.5 Class A-2 Series 3 Common Shares, all of the Newco I.5 Class A Series 3 Preferred Shares, all of the Newco Class A Series 3 Shares and all of the Newco Class D Series 3 Shares legally and beneficially owned by Principals Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, and (iii) any securities of Newco I.5 which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

         "Realization Triggering Event" means any demand for repayment of the Newco II Loan.

         "RM" means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors.

         "RM Sub" means Veleron Holding B.V., a company existing under the laws of The Netherlands and a wholly owned indirect subsidiary of RM, and its successors.

         "RM Sub Anniversary Date Triggering Event" means the time of the closing of the sale by RM Sub of some or all of its RM Sub Securities to Newco Purchaser pursuant to the Exit Agreement following the occurrence of the date referred to in Section 2.2(1)(a) of the Exit Agreement and delivery of an Exit Notice in accordance with Section 2.2(3) of the Exit Agreement.

         "RM Sub Securities" means the Newco Class C Common Shares, Newco II Class A Common Shares and interest in the Newco II Loan and the Newco II Loan Note (or any Newco II special shares issued on conversion of the Newco II Loan Note) owned by RM Sub.

         "Subsidiary" means, in respect of a Party, a subsidiary (as that term is defined in the Act as now in effect) of that Party or any Person in which such Party has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Party has a direct or indirect interest of more than 50 percent.

         "Time of Closing" means 10:00 a.m. (Toronto Time) on the Closing Date or such later or earlier time on the Closing Date as those parties to a Call Sale Transaction may agree in writing.

         "Transfer" means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing, and "Transferred" and "Transferring" shall be construed accordingly.

         "Triggering Event" means a 446 Anniversary Date Triggering Event, an RM Sub Anniversary Date Triggering Event, an Insolvency/Material Breach Triggering Event or a Realization Triggering Event.

1.2      Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

1.3      Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4      Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

1.5      Certain Phrases.

In this Agreement, (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of".

1.6      Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.


                                    ARTICLE 2
                    RIGHT TO PURCHASE CLASS A SHARES OF MAGNA

2.1      Call Option

Principals Holdco shall have the right to purchase from Galifi Holdco all, but not less than all, of the Galifi Holdco Magna Securities in accordance with this
Article 2 upon the occurrence of any Triggering Event.

2.2      Exercise of Call Option

In order to exercise its right under Section 2.1, Principals Holdco shall, within 30 Business Days after any Triggering Event, deliver to each of Galifi Holdco and Newco I.5, in writing, a notice ("Call Notice") that Principals Holdco is exercising its rights under Section 2.1 specifying the type of Triggering Event related to such exercise.

2.3      Call Option Consideration

If the Call Notice is delivered in accordance with Section 2.2 and is not revoked by Principals Holdco prior to the Closing Date, then on the Closing Date Galifi Holdco shall sell and Principals Holdco shall purchase the Galifi Holdco Magna Securities free and clear of all Liens in exchange for the Principals Holdco Newco I.5 Securities held by Principals Holdco free and clear of all Liens.

2.4      Closing

The completion of the transaction of purchase and sale under this Agreement contemplated by Section 2.1 (a "Call Sale Transaction") will take place on the Closing Date in accordance with and subject to Article 5. "Closing Date" means
(a) the second Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 5.2 or such other date as Principals Holdco and Galifi Holdco shall agree to in writing.

2.5      Acknowledgement

Notwithstanding any other provision of this Agreement, Principals Holdco acknowledges that some or all of the Galifi Holdco Magna Securities may be subject to the terms, conditions and restrictions contained in one or more long-term retention (restricted share) agreement(s) and that Magna shall maintain possession of such Galifi Holdco Magna Securities and shall only release them as and when the applicable restrictions are fully satisfied.


                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties of Galifi Holdco.

Galifi Holdco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

         (a) Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

         (b) Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

         (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

         (d) Title to Magna Class A Shares. The Galifi Holdco Magna Securities described in the recitals as being owned by Galifi Holdco are owned by it as the registered and beneficial owner with good title, free and clear of all Liens (other than the Lien created by the Pledge Agreement).

3.2      Representations and Warranties of Principals Holdco

Principals Holdco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

         (a) Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

         (b) Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

         (c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

         (d) Title to Class A Common Shares of Newco I.5. The Principals Holdco Newco I.5 Securities described in the recitals as being owned by Principals Holdco are owned by it as the registered and beneficial owner with good title, free and clear of all Liens.

3.3      Representations and Warranties of Newco I.5

Newco I.5 represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

         (a) That it has taken all actions necessary to carry out the pledge contemplated by the Pledge Agreement and the Call Sale Transaction.

3.4      Survival.

Notwithstanding the Limitations Act, 2002 (Ontario), The representations and warranties of Galifi Holdco and Principals Holdco contained in Article 3and the covenants of Galifi Holdco, Principals Holdco and Newco I.5 contained in Article 4and Article 5survive the execution and delivery of this Agreement and continue in full force and effect with respect to each of Galifi

Holdco, Principals Holdco and Newco I.5 until it ceases to be bound by the provisions of this Agreement.


                                    ARTICLE 4
           COVENANTS OF GALIFI HOLDCO, PRINCIPALS HOLDCO AND NEWCO I.5

4.1      Covenants of Galifi Holdco.

         (a) Galifi Holdco shall not Transfer the Galifi Holdco Magna Securities except as expressly permitted by this Agreement or except with the prior written consent of Principals Holdco, which consent may be withheld in the unfettered discretion of Principals Holdco.

         (b) Galifi Holdco shall not grant a Lien on or otherwise encumber any of the Galifi Holdco Magna Securities in any way whatsoever without the prior written consent of Principals Holdco, which consent may be withheld in the unfettered discretion of Principals Holdco.

         (c) Galifi Holdco shall execute the Pledge Agreement concurrently with the execution and delivery of this Agreement and pledges the Galifi Holdco Magna Securities to Principals Holdco pursuant to the terms of the Pledge Agreement.

4.2      Covenants of Principals Holdco.

         (a) Principals Holdco shall not Transfer the Principals Holdco Newco I.5 Securities except as expressly permitted by this Agreement or except with the prior written consent of Galifi Holdco, which consent may be withheld in the unfettered discretion of Galifi Holdco;

         (b) Principals Holdco shall not grant a Lien on or otherwise encumber any of the Principals Holdco Newco I.5 Securities in any way whatsoever without the prior written consent of Galifi Holdco, which consent may be withheld in the unfettered discretion of Galifi Holdco.

4.3      Covenants of Newco I.5

         (a) Newco I.5 hereby irrevocably consents to the Transfer of the Principals Holdco Newco I.5 Securities to Galifi Holdco pursuant to this Agreement and shall take all actions necessary to effect the transfer of the Principals Holdco Newco I.5 Securities to Galifi Holdco, all in accordance with the terms and conditions of this Agreement.

         (b) Newco I.5, as the sole shareholder of Galifi Holdco, hereby irrevocably consents to, authorizes and approves the pledge of the Galifi Holdco Magna Securities to Principals Holdco pursuant to the Pledge Agreement and the sale by Galifi Holdco of the Galifi Holdco Magna Securities pursuant to this Agreement.

4.4      Covenants of Newco

         (a) Newco hereby irrevocably consents to the Transfer of the Principals Holdco Newco I.5 Securities to Galifi Holdco pursuant to this Agreement and shall take all actions necessary to effect the transfer of the Principals Holdco Newco I.5 Securities to Galifi Holdco, all in accordance with the terms and conditions of this Agreement.


                                    ARTICLE 5
                          PROCEDURE FOR SALE OF SHARES

5.1      Additional Covenants of the Parties.

         (a) Each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure satisfaction of the conditions in Section 5.2.

         (b) Galifi Holdco shall take all necessary steps and corporate proceedings to permit good title to the Galifi Holdco Magna Securities to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

         (c) Principals Holdco shall take all necessary steps and corporate proceedings to permit good title to any Principals Holdco Newco I.5 Securities that are to be delivered by Principals Holdco to Galifi Holdco in accordance with the provisions of this Agreement to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

         (d) Each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete the Call Sale Transaction and to facilitate any purchase and sale of securities in accordance with Article 2.

5.2      Conditions for the Benefit of Principals Holdco.

The completion of any Call Sale Transaction is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of Principals Holdco and may be waived, in whole or in part, by Principals Holdco in its sole discretion:

         (a) the delivery to Principals Holdco of a certificate of Galifi Holdco, signed by an authorized officer of Galifi Holdco on its behalf and not in his personal capacity, certifying that
                  (i) on the Closing Date, the Galifi Holdco Magna Securities are owned by Galifi Holdco as the registered and beneficial owner with good title, free and clear of Liens other than those being released on such date, and (ii) upon completion of the Call Sale Transaction, Principals Holdco will have good and valid title to the Galifi Holdco Magna Securities transferred by Galifi Holdco, free and clear of Liens;

         (b) all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the trade or distribution by Galifi Holdco of the Galifi Holdco Magna Securities necessary to effect the Call Sale Transaction shall have been made, given or obtained; and

         (c) the completion of the Call Sale Transaction will not result in the violation of any Applicable Law.

5.3      Closing Procedures.

         (a) The completion of the Call Sale Transaction will take place at the offices of Miller Thomson LLP in Toronto, Ontario, at the Time of Closing or at such other place, or on such other date as the parties to the Call Sale Transaction may agree to in writing.

         (b) Subject to satisfaction or waiver by Principals Holdco of the conditions of closing in its favour, at the closing of the Call Sale Transaction:

                  (i) Galifi Holdco shall assign and transfer title and deliver actual possession of the Galifi Holdco Magna Securities to Principals Holdco and endorse the share certificates representing the Galifi Holdco Magna Securities for transfer to Principals Holdco; and

                  (ii) Principals Holdco shall assign and transfer title and deliver actual possession of the Principals Holdco Newco I.5 Securities to Galifi Holdco and endorse the share certificates representing the Principals Holdco Newco I.5 Securities for transfer to Galifi Holdco.

5.4      Non-Compliance with Conditions.

If at the Time of Closing, the Galifi Holdco Magna Securities are not free and clear of all Liens (other than the Lien created by the Pledge Agreement), Principals Holdco may, without prejudice to any other rights it may have, choose to purchase the Galifi Holdco Magna Securities subject to such Liens to the extent that Principals Holdco recognizes the validity of such Liens provided that Principals Holdco shall be entitled to such monetary rights of set off and/or to take such other steps as it deems appropriate to recognize any diminution in value in the Galifi Holdco Magna Securities due to such Liens. Galifi Holdco agrees to indemnify Principals Holdco for the amount of any obligations and liabilities in respect of such Liens to the extent that such obligations and liabilities exceed the value of the Principals Holdco Newco Securities.

5.5      Non-Completion by Galifi Holdco.

         (a) In addition to and without limiting any remedy that may be available under Applicable Law to Principals Holdco, if at the Time of Closing Galifi Holdco fails to complete the Call Sale Transaction in violation of this Agreement, Principals Holdco has the right, if Principals Holdco is not in default under this Agreement, to make payment of the purchase price for the Galifi Holdco Magna Securities to Galifi Holdco by delivering share certificates representing the Principals Holdco Newco I.5 Securities to a recognized financial institution in Canada to hold on behalf of Galifi Holdco. Such delivery constitutes valid and effective payment of the purchase price to Galifi Holdco irrespective of any action Galifi Holdco may have taken to transfer or grant a Lien on the Galifi Holdco Magna Securities. If the purchase price has been so paid, then from the date of such delivery the Call Sale Transaction is deemed to have been completed and all right, title, benefit and interest, both at law and in equity, in and to the Galifi Holdco Magna Securities shall be deemed to have been transferred to and become vested in Principals Holdco and all right, title, benefit and interest of Galifi Holdco, or of any transferee or assignee of, or other Person claiming an interest through, Galifi Holdco, in and to the Galifi Holdco Magna Securities, shall cease.

         (b) Galifi Holdco is entitled to receive the share certificates delivered to a recognized financial institution in Canada under Section 5.1(a) on delivery to Principals Holdco of the documents referred to in Section 5.2 and Section 5.3(b)(i) and in compliance with all other provisions of this Agreement.


                                    ARTICLE 6
                                  MISCELLANEOUS

6.1      Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

         (a)      to Principals Holdco at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Jeffrey O. Palmer
                  Facsimile:        (905) 726-7164

                  with a copy to: Vincent J. Galifi, Peter Koob, Donald J. Walker and Siegfried Wolf

                  and to:

                  Miller Thomson LLP
                  Scotia Plaza
                  40 King Street West, Suite 5800
                  P.O. Box 1011
                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

         (b)      to Galifi Holdco at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Vincent J. Galifi
                  Facsimile:        (905) 726-2595

                  with a copy to:

                  Miller Thomson LLP
                  Scotia Plaza
                  40 King Street West, Suite 5800
                  P.O. Box 1011
                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

                  and to:

                  Stikeman Elliott LLP
                  5300 Commerce Court West
                  199 Bay Street
                  Toronto, Ontario
                  M5L 1B9

                  Attention:        Edward J. Waitzer
                  Facsimile:        (416) 947-0866

         (c)      to Newco I.5 at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Belinda Stronach
                  Facsimile:        (905) 726-7494

                  with a copy to:

                  Miller Thomson LLP
                  Scotia Plaza

                  40 King Street West, Suite 5800
                  P.O. Box 1011
                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

                  and to:

                  Stikeman Elliott LLP
                  5300 Commerce Court West
                  199 Bay Street
                  Toronto, Ontario
                  M5L 1B9

                  Attention:        Edward J. Waitzer
                  Facsimile:        (416) 947-0866

         (d)      to Newco at:

                  c/o Magna International Inc.
                  337 Magna Drive
                  Aurora, Ontario
                  L4G 7K1

                  Attention:        Belinda Stronach
                  Facsimile:        (905) 726-7494

                  with a copy to:

                  Miller Thomson LLP
                  Scotia Plaza
                  40 King Street West, Suite 5800
                  P.O. Box 1011
                  Toronto, Ontario
                  M5H 3S1

                  Attention:        John Campbell
                  Facsimile:        (416) 595.8695

                  and to:

                  Stikeman Elliott LLP
                  5300 Commerce Court West
                  199 Bay Street
                  Toronto, Ontario
                  M5L 1B9

                  Attention:        Edward J. Waitzer
                  Facsimile:        (416) 947-0866

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

A Party may change its address for service and may add "copy to" parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed.

6.2      Time of the Essence.

Time is of the essence in this Agreement.

6.3      Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of Principals Holdco and Galifi Holdco (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

6.4      No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes a Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of the other Party.

6.5      Expenses.

Each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it.

6.6      Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

6.7      Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

6.8      Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties.

6.9      Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.10     Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

6.11     Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.



                    (Signatures appear on the following page)

         IN WITNESS WHEREOF the Parties have executed this Share Option
Agreement.





                                          MPMAG HOLDINGS INC.


                                          Per:
                                              ---------------------------------
                                              Authorized Signing Officer


                                          Per:
                                              ---------------------------------
                                              Authorized Signing Officer




                                          VG HOLDCO INC.


                                          Per:
                                              ---------------------------------
                                              Authorized Signing Officer


                                          Per:
                                              ---------------------------------
                                              Authorized Signing Officer




                                          2143453 ONTARIO INC.


                                          Per:
                                              ---------------------------------
                                              Authorized Signing Officer


                                          Per:
                                              ---------------------------------
                                              Authorized Signing Officer




                                          M UNICAR INC.


                                          Per:
                                              ---------------------------------
                                              Authorized Signing Officer


                                          Per:
                                              ---------------------------------
                                              Authorized Signing Officer


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